 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 9, 1998

                                                     REGISTRATION NO. 333-40383
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                ---------------

                          MILLER EXPLORATION COMPANY
            (Exact name of Registrant as specified in its charter)

    DELAWARE                         1311                      38-3379776
 (State or other         (Primary Standard Industrial        (I.R.S. Employer
 jurisdiction of          Classification Code Number)       Identification No.)
 incorporation or
  organization)

                            3104 LOGAN VALLEY ROAD
                      TRAVERSE CITY, MICHIGAN 49685-0348
                                (616) 941-0004
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ---------------

                                KELLY E. MILLER
                                   PRESIDENT
                          MILLER EXPLORATION COMPANY
                            3104 LOGAN VALLEY ROAD
                      TRAVERSE CITY, MICHIGAN 49685-0348
                                (616) 941-0004
(Name, address, including zip code, and telephone number, including area code, of Registrant's agent for service)

                          COPIES OF COMMUNICATION TO:

      STEPHEN C. WATERBURY, ESQ.                 ALAN P. BADEN, ESQ.
      WARNER NORCROSS & JUDD LLP               VINSON & ELKINS L.L.P.
         111 LYON STREET, N.W.           2300 FIRST CITY TOWER, 1001 FANNIN
     GRAND RAPIDS, MICHIGAN 49503               HOUSTON, TEXAS 77002
            (616) 752-2137                         (713) 758-2222

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED JANUARY 9, 1998

PROSPECTUS

                             6,100,000 SHARES


              [LOGO OF MILLER EXPLORATION COMPANY APPEARS HERE]

                                  COMMON STOCK

  Of the 6,100,000 shares of common stock, par value $0.01 per share (the "Common Stock"), offered hereby, 5,500,000 shares are being sold by Miller Exploration Company ("Miller" or the "Company"), and 600,000 shares are being sold by the Selling Stockholders named herein. See "Principal and Selling Stockholders." The Company will not receive any part of the proceeds from the sale of Common Stock by the Selling Stockholders. Prior to the offering made hereby (the "Offering"), there has been no public market for the Common Stock. It currently is estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The Common Stock has been approved for inclusion on the Nasdaq National Market under the symbol "MEXP."

                                  -----------

  ANY INVESTMENT IN THE SECURITIES OFFERED HEREIN INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 11.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM- MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         UNDERWRITING               PROCEEDS TO
                                PRICE TO DISCOUNTS AND  PROCEEDS TO   SELLING
                                 PUBLIC  COMMISSIONS(1)  COMPANY(2) STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share......................   $        $             $            $
--------------------------------------------------------------------------------
Total(3).......................  $        $             $            $
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders named herein have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated
    at $          .

(3) The Company has granted the Underwriters a 30-day option to purchase up to 915,000 additional shares of Common Stock on the same terms and conditions as set forth above to cover over-allotments, if any. If the Underwriters
    exercise this option in full, the total Price to Public will be $       ,
    the total Underwriting Discounts and Commissions will be $      , the total
    Proceeds to Company will be $         and the total Proceeds to Selling
    Stockholders will be $      . See "Underwriting."

                                  -----------

  The shares of Common Stock are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made against payment therefor,
on or about             , 1998 at the offices of Bear, Stearns & Co. Inc., 245
Park Avenue, New York, New York 10167.

BEAR, STEARNS & CO. INC.

                            RAYMOND JAMES & ASSOCIATES, INC.

                                                                   STEPHENS INC.

             THE DATE OF THIS PROSPECTUS IS                  , 1998

[DRAWING OF SALT DOME GEOLOGICAL STRUCTURE AND ILLUSTRATIONSOF THE DEVELOPMENT
 OF THE COMPANY'S OPERATIONS FROM INCEPTIONTO THE PRESENT, INCLUDING A DRAWING
           OF A 1920'S DRILLING RIGAND MODERN PRODUCTION FACILITIES]


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Unless otherwise indicated, references herein to the "Company" or "Miller" are to Miller Exploration Company, a Delaware corporation, and its subsidiaries and predecessors, and give pro forma effect to the Combination Transaction (defined below) as if it had already occurred. Certain terms used herein relating to the oil and gas industry are defined in the Glossary of Certain Oil and Gas Terms included elsewhere in this Prospectus.

                                  THE COMPANY

  Miller is an independent oil and gas exploration and production company with established exploration efforts concentrated primarily in three regions: the Mississippi Salt Basin, the onshore Gulf Coast region of Texas and Louisiana and the Michigan Basin. Miller emphasizes the use of seismic data analysis and imaging, as well as other emerging technologies, to explore for and develop oil and natural gas in its core exploration areas. Miller is the successor to the independent oil and natural gas exploration and production business first established in Michigan by members of the Miller family in 1925.

  The Company was organized in connection with the combination (the "Combination Transaction") of Miller Oil Corporation ("MOC") and interests in oil and gas properties owned by certain affiliated entities and interests in such properties owned by certain business partners and investors (collectively, the "Combined Assets"). The Company has budgeted a significant increase in drilling activity and plans to drill 50 gross wells (28.3 net to the Company) in 1998, the majority of which are exploratory wells in the Mississippi Salt Basin. The Company's capital expenditure budget for both exploration and development activity in all of its areas of concentration is $46.2 million for 1998. Miller incurred expenditures for exploration and development activity of $21.1 million with respect to the Company's interest in 25 gross wells (8.8 net to the Company) for the year ended December 31, 1996 and $17.1 million with respect to the Company's interest in 27 gross wells (5.8 net to the Company) for the nine months ended September 30, 1997. Estimated proved reserves attributable to the Combined Assets have increased 168%, from 19.9 Bcfe as of January 1, 1994 to 53.4 Bcfe as of September 30, 1997. Estimated proved reserves increased 79%, 71% and 6% for the years ended December 31, 1994, 1995 and 1996, respectively, and decreased 17% for the nine months ended September 30, 1997. The increases in 1994 and 1995 were due primarily to active exploration efforts in Mississippi, while the smaller increase in 1996 and the decrease in the first nine months of 1997 resulted primarily from a greater focus on leasing efforts in anticipation of an expanded 1998 exploration program.

  The Company's primary exploration effort is currently focused on the Mississippi Salt Basin, which contains one of the largest onshore concentrations of salt domes in North America. The Company owns interests in approximately 63,000 gross leasehold acres (41,000 net to the Company) in the Mississippi Salt Basin in prospective areas around 20 salt domes, which the Company believes is one of the largest strategic lease positions around the salt domes in the basin. Due to innovations over the last few years, seismic technology now enables geoscientists to generate improved imaging of the flanks of salt structures and associated faulting, the primary hydrocarbon trapping mechanisms in this area. The Company commenced its exploration activities in Mississippi in 1993 and has participated in the drilling of 21 wells, 11 of which (52%) have been completed, establishing commercial production around six salt domes. As of September 30, 1997, these wells had produced 29.2 Bcfe gross (18.8 Bcfe net to the Company) and had established estimated gross proved reserves of 78.4 Bcfe (36.1 Bcfe net to the Company). In the Mississippi Salt Basin, the Company is using technologically advanced seismic data processing methods to reinterpret existing regional 2-D seismic data and analyze and interpret newly acquired 2-D seismic data. In addition, the Company is currently participating in multiple 3-D seismic acquisition projects in this region, which the Company believes will improve the identification of potential hydrocarbon traps.

  The Company's prospects in the Gulf Coast region of Texas and Louisiana also lend themselves to 3-D seismic-aided exploration due to the geological complexity prevalent in this region. Since 1994, the Company has participated in approximately 300 square miles of 3-D seismic surveys and the drilling of 50 gross wells within the boundaries of these surveys. Twenty-seven of the wells drilled have been completed as commercially productive. As of September 30, 1997, these wells had established estimated proved reserves of 79.6 Bcfe (9.3 Bcfe net to the Company). The Company expects to participate in nine gross wells (2.3 net to the Company) in this area in 1998, all of which are supported by 3-D seismic data.

  The Company's current operations in Michigan were developed after 1988, when the Company sold all of its producing properties to Conoco, Inc. In the Michigan Basin, the Company has an interest in over 300 producing wells within a leasehold position that is the result of prior successful exploration efforts in the Niagaran Reef Trend. Miller's current Michigan Basin production is predominantly long-lived, lower volume Antrim Shale production, as compared to the higher volume wells of the onshore Gulf Coast and Mississippi Salt Basin. The Company is continuing to pursue additional exploration opportunities in the Michigan Basin.

  The Combined Assets consist of MOC, interests in oil and gas properties from oil and gas exploration companies beneficially owned by members of the Miller family (the "Affiliated Entities") and interests in such properties owned by certain business partners and investors, including Amerada Hess Corporation ("AHC"), Dan A. Hughes, Jr. ("Hughes"), and SASI Minerals Company ("SASI"). No assets other than those in which MOC or the Affiliated Entities currently have an interest will be part of the Combined Assets. The Company and the owners of the Combined Assets have entered into separate agreements that provide for the issuance of an estimated 6,930,000 shares of Common Stock and the payment of an estimated $50.5 million in cash to certain participants in the Combination Transaction in exchange for the Combined Assets. The Combination Transaction is expected to occur concurrently with the closing of the Offering.

  In this Prospectus, reference to historical combined financial information of the Company means the historical combined results of the Company and the Affiliated Entities. Reference to pro forma financial information of the Company means the historical combined information, plus the contribution or acquisition of the Combined Assets from the non-affiliated participants in the Combination Transaction.

  The Company's principal office is located at 3104 Logan Valley Road, Traverse City, Michigan 49685-0348 and its telephone number is (616) 941-0004. The Company also maintains offices in Houston, Texas and Jackson and Columbia, Mississippi.

                               BUSINESS STRATEGY

  The key elements of the Company's business strategy are as follows:

    Focused Exploration Effort. The Company seeks to concentrate its exploration activities in areas which provide the potential for the discovery of significant reserves where a strategic leasehold position can be acquired, where there has been limited application of advanced seismic data interpretation techniques and where there are multiple potential pay zones. The Company has assembled an extensive database in the Mississippi Salt Basin, including basin-wide geologic studies, production data and well data. The Company has an identified inventory of 22 prospects in the Mississippi Salt Basin and seven prospects in the Texas and Louisiana Gulf Coast region. The majority of these prospects have multiple drilling locations. The Company's prospects in the Mississippi Salt Basin have been delineated primarily with computer-enhanced analysis of 2-D seismic data, while the Gulf Coast prospects have been identified primarily with 3-D seismic data. The Company plans to conduct selected 3-D seismic surveys in the Mississippi Salt Basin with respect to certain of these prospects to further delineate drilling objectives.

    Exploit Prospect Inventory. The Company has an identified inventory of over 32 exploration and development prospects, all of which it plans to drill in 1998 and 1999. Based on the initial success of its salt dome drilling, the Company intends to retain larger working interests in its undrilled prospects. This Offering will enable the Company to retain a larger working interest in its prospects, conduct an aggressive seismic data acquisition program and accelerate its drilling activities.

    Extensive Data Base. The Company has a significant library of technical and proprietary data. The Company's current inventory includes over 1,900 miles of 2-D seismic data and 309 square miles of 3-D seismic data in the three regions in which it currently operates. The acquisition of 3-D seismic data on a large scale is often not cost effective. The Company attempts to target the acquisition and application of 3-D seismic data by applying its technical expertise to reprocessed 2-D seismic data. The Company believes this approach allows it to more effectively target 3-D seismic surveys, reducing overall finding and development costs.

    Utilize Advanced Technology. The Company utilizes advanced technology in analyzing, interpreting and visualizing seismic data to assemble and develop its inventory of exploration and development drilling prospects. This strategy has been pursued in proven geological regions that have historically produced significant amounts of hydrocarbons. The Company focuses its 3-D seismic efforts on areas that exhibit geological complexity where 2-D seismic has been effective in increasing drilling success rates, but has limitations in locating subtle trapping structures.

    Experienced Technical Team. The Company has assembled a technical team with an average of over 18 years of experience, the majority of which has been in the Company's areas of current operations. This multi-disciplined technical team has extensive experience with the acquisition, processing and interpretation of both 2-D and 3-D seismic data and the use of 3-D work stations to evaluate and develop drilling prospects.

                        SUMMARY DRILLING AND BUDGET DATA

  The following table sets forth certain summary drilling and budget information with respect to the Company's activities in its core regions for the periods indicated. The final determination with respect to the drilling of any well, including those currently budgeted, will depend on a number of factors, including (i) the results of exploration efforts and the review and analysis of the seismic data, (ii) the availability of sufficient capital resources by the Company and other participants for drilling prospects, (iii) economic and industry conditions at the time of drilling, including prevailing and anticipated prices for oil and natural gas and the availability of drilling rigs and crews, (iv) the financial results of the Company, (v) the availability of leases on reasonable terms and (vi) the availability of permits for the potential drilling location. There can be no assurance that the budgeted wells will, if drilled, encounter reservoirs of commercial quantities of oil or natural gas. For a description of the Company's drilling results, see "Business and Properties--Drilling Activities."

                           WELLS
                          DRILLED
                          DECEMBER
                          31, 1994             CAPITAL EXPENDITURES
                          THROUGH      1998      DECEMBER 31, 1994     BUDGETED CAPITAL
                         SEPTEMBER   BUDGETED         THROUGH          EXPENDITURES FOR
                          30, 1997    WELLS     SEPTEMBER 30, 1997           1998
                         ---------- ---------- --------------------- --------------------
                                                                                 SEISMIC
                                                  LEASE    SEISMIC &    LEASE       &
                         GROSS NET  GROSS NET  ACQUISITION DRILLING  ACQUISITION DRILLING
                         ----- ---- ----- ---- ----------- --------- ----------- --------
                                              (DOLLARS IN THOUSANDS)
Mississippi Salt Basin..   14  11.3   28  14.7   $16,379    $25,579     $866     $40,130
Onshore Gulf Coast
  Texas.................   50  14.2    6   1.5     3,930      6,679       24         913
  Louisiana.............    6   1.3    3   0.8     1,176      2,117        8         807
Michigan Basin/Other....   21   4.8   13  11.3       715      1,949       78       3,400
                          ---  ----  ---  ----   -------    -------     ----     -------
    Total...............   91  31.6   50  28.3   $22,200    $36,324     $976     $45,250
                          ===  ====  ===  ====   =======    =======     ====     =======

                                  THE OFFERING

Common Stock Offered
   By the Company.................. 5,500,000 shares
   By the Selling Stockholders..... 600,000 shares
Common Stock to be Outstanding
 after the Offering................ 12,430,000 shares(1)
Use of Proceeds.................... The net proceeds of the Offering will be used for repayment of all outstanding
                                    indebtedness of approximately $8.3 million,
                                    to fund a portion of the purchase price for
                                    the Combined Assets, to fund capital
                                    expenditures relating to exploration and
                                    development activities, to increase working
                                    capital and for other general corporate
                                    purposes. See "Use of Proceeds."
Nasdaq National Market Symbol...... "MEXP"

--------
(1) Includes an estimated 6,930,000 shares of Common Stock to be issued in connection with the Combination Transaction. Does not include 751,500 shares of Common Stock issuable pursuant to employee stock options at an exercise price per share equal to the initial public offering price and 109,500 shares of restricted Common Stock that are expected to be granted to directors, officers and certain employees of the Company in connection with the consummation of the Offering. See "Management--Executive Compensation--Employee Benefit Plans--Stock Option and Restricted Stock Plan of 1997."

                                  RISK FACTORS

  Any investment in the Common Stock involves a high degree of risk. The risks that a potential investor should consider before making an investment in the Common Stock include, but are not limited to risks associated with: (i) the Company's dependence on exploratory drilling activities, (ii) volatility of oil and natural gas prices, (iii) uncertainty of estimates of oil and natural gas reserves, (iv) management of the Company's growth and implementation of its growth strategy, (v) substantial capital requirements associated with the Company's operations, (vi) the Company's historical operating losses and variability of operating results, (vii) replacement of oil and natural gas reserves, (viii) operating hazards and uninsured risks, (ix) competition, (x) government regulation and environmental matters, (xi) hedging transactions,
(xii) marketability of production, (xiii) dependence on key personnel, (xiv) technological changes, (xv) shortages of drilling rigs, equipment, supplies and personnel, (xvi) the control of the Company by existing stockholders, (xvii) certain antitakeover considerations, (xviii) certain benefits to be received by affiliates of the Company (xix) dilution, (xx) absence of dividends on the Common Stock; (xxi) the absence of a prior public market for the Common Stock; and (xxii) possible stock price volatility. See "Risk Factors."

     SUMMARY HISTORICAL COMBINED AND PRO FORMA FINANCIAL AND OPERATING DATA

  The following tables set forth summary historical combined data and pro forma data of the Company as of the dates and for the periods indicated. The historical combined financial data for the three years ended December 31, 1996 are derived from the combined financial statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants. The historical combined financial data as of and for the nine months ended September 30, 1996 and 1997 are derived from unaudited combined financial statements of the Company, included elsewhere in this Prospectus, which, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation thereof. These audited and unaudited combined financial statements of the Company and the related notes thereto, included elsewhere in this Prospectus, are collectively referred to in this Prospectus as the "Combined Financial Statements." Pro forma data are based on assumptions and include adjustments as explained in the notes to the unaudited pro forma financial data. The unaudited pro forma financial statements are not necessarily indicative of the results of future operations of the Company and should be read in conjunction with the Combined Financial Statements. For a description of the Combination Transaction, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview." The following financial information should be read in conjunction with "Capitalization," "Selected Historical Combined Financial and Operating Data," "Selected Unaudited Pro Forma Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements.

                             YEAR ENDED DECEMBER 31,            NINE MONTHS ENDED SEPTEMBER 30,
                         ----------------------------------- -----------------------------------
                                                  PRO FORMA                           PRO FORMA
                          1994    1995    1996     1996(1)      1996        1997       1997(1)
                         ------  ------  ------  ----------- ----------- ----------  -----------
                                                 (UNAUDITED) (UNAUDITED) (UNAUDITED) (UNAUDITED)
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Revenues:
   Natural gas.......... $2,424  $2,748  $5,614    $20,690     $3,719      $4,329      $15,565
   Crude oil and
    condensate..........    672     715   1,101      5,045        854         710        2,783
   Other operating
    revenues............    167     296     395        395        355         492          492
                         ------  ------  ------    -------     ------      ------      -------
     Total operating
      revenue...........  3,263   3,759   7,110     26,130      4,928       5,531       18,840
                         ------  ------  ------    -------     ------      ------      -------
 Operating expenses:
   Lease operating
    expenses and
    production taxes....    811     777   1,123      2,185        753         917        1,517
   Depreciation,
    depletion and
    amortization........  1,009   1,666   2,629      9,099      1,826       2,019        7,747
   General and
    administrative......  1,200   1,270   1,591      2,011      1,002       1,335        1,625
                         ------  ------  ------    -------     ------      ------      -------
     Total operating
      expenses..........  3,020   3,713   5,343     13,295      3,581       4,271       10,889
                         ------  ------  ------    -------     ------      ------      -------
 Operating income.......    243      46   1,767     12,835      1,347       1,260        7,951
                         ------  ------  ------    -------     ------      ------      -------
 Interest expense.......   (810) (1,017) (1,139)       --        (789)       (922)         --
 Lawsuit settlement.....    --    3,521     --         --         --          --           --
                         ------  ------  ------    -------     ------      ------      -------
 Income (loss) before
  income taxes..........   (567)  2,550     628     12,835        558         338        7,951
 Provision for income
  taxes(2)..............    --      --      --       3,782        --          --         2,215
                         ------  ------  ------    -------     ------      ------      -------
 Net income (loss)(2)... $ (567) $2,550  $  628    $ 9,053     $  558      $  338      $ 5,736
                         ======  ======  ======    =======     ======      ======      =======
 Pro forma net income
  per share(2)(3).......                           $  0.73                             $  0.46
                                                   =======                             =======
 Pro forma weighted
  average shares
  outstanding(3)........                            12,430                              12,430
                                                   =======                             =======

                                YEAR ENDED DECEMBER 31,             NINE MONTHS ENDED SEPTEMBER 30,
                          -------------------------------------- -------------------------------------
                                                      PRO FORMA                          PRO FORMA
                           1994     1995     1996      1996(1)      1996        1997      1997(1)
                          -------  -------  -------  ----------- ----------- ----------- ---------
                                                     (UNAUDITED) (UNAUDITED) (UNAUDITED) (UNAUDITED)
                                                     (IN THOUSANDS)
STATEMENT OF CASH FLOWS
 DATA:
 Net cash provided by
  operating activities..  $ 1,720  $   511  $ 2,162    $17,057     $ 1,912     $ 2,201    $13,327
 Net cash used in
  investing activities..   (1,150)    (151)  (4,743)   (54,736)     (3,839)     (2,487)   (52,480)
 Net cash provided by
  (used in) financing
  activities............     (395)    (377)   2,811     40,413       1,835         (17)    41,354
OTHER OPERATING DATA:
 Adjusted EBITDA(4)(6)..  $ 1,252  $ 1,712  $ 4,396    $21,934     $ 3,173     $ 3,279    $15,698
 Operating cash
  flow(5)(6)............      442      674    3,230     18,125       2,365       2,315     13,441
 Capital expenditures...    4,528    6,323    6,184     21,111       4,614       5,166     17,120
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Working capital........  $(1,769) $(1,980) $(2,682)   $ 4,575     $(2,688)    $(3,466)   $ 3,791
 Oil and gas properties,
  net...................   14,257   17,731   20,732     90,238      20,462      21,163     90,669
 Total assets...........   16,444   20,005   24,050     96,050      22,883      23,993     96,003
 Long-term debt,
  including notes
  payable...............    9,442    9,801   12,881        --       11,661      12,939        --
 Equity.................    5,596    7,410    7,769     80,722       7,943       8,032     80,635

--------

(1) Assumes the Combination Transaction and the Offering and the application of the proceeds therefrom had taken place on January 1, 1996 for the purposes of Statement of Operations Data, Statement of Cash Flows Data and Other Operating Data and that such events had occurred at the end of the period presented for the purposes of Balance Sheet Data.

(2) Gives pro forma effect to the application of federal and state income taxes to the Company as if it were a taxable corporation for the periods presented. Upon the consummation of the Combination Transaction, the Company will be required to record a one-time non-cash charge to earnings in connection with establishing a deferred tax liability on the balance sheet in accordance with SFAS No. 109, "Accounting for Income Taxes." If the Combination Transaction had been consummated for the periods presented, such charge would have been approximately $5.5 million. The ultimate amount of the charge that will be recorded is dependent upon a number of factors and cannot be determined until consummation of the Combination Transaction. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

(3) Pro forma net income per share has been computed assuming that an estimated 6,930,000 shares of Common Stock to be issued in connection with the Combination Transaction and 5,500,000 shares of Common Stock to be issued in connection with the Offering have been outstanding since January 1, 1996.

(4) Adjusted EBITDA represents earnings before interest expense, income taxes, a non-operating gain on a lawsuit settlement and depreciation, depletion and amortization.

(5) Operating cash flow represents cash flows from operating activities prior to changes in assets and liabilities.

(6) The Company believes that EBITDA and operating cash flow may provide additional information about the Company's ability to meet its future requirements for debt service, capital expenditures and working capital. EBITDA and operating cash flow are financial measures commonly used in the oil and gas industry and should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Because EBITDA excludes some, but not all, items that affect net income and because operating cash flow excludes changes in assets and liabilities and these measures may vary among companies, the EBITDA and operating cash flow data presented above may not be comparable to similarly titled measures of other companies.

  The following table sets forth historical combined information and pro forma information of the Company with respect to production volumes, average sale prices, average costs and number of wells drilled for the periods indicated:

                                                                NINE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                          --------------------------------- -------------------------
                                                  PRO FORMA                 PRO FORMA
                           1994    1995    1996     1996     1996    1997     1997
                          ------- ------- ------- --------- ------- ------- ---------
PRODUCTION VOLUMES:
 Crude oil and
  condensate (MBbls)....     39.5    31.6    46.5    243.0     35.0    33.4    151.8
 Natural gas (MMcf).....  1,228.4 1,324.0 2,030.0  8,668.8  1,555.3 1,713.0  6,295.4
 Natural gas equivalent
  (MMcfe)...............  1,465.7 1,513.3 2,309.1 10,126.8  1,765.0 1,913.3  7,206.2
AVERAGE SALE PRICES:
 Crude oil and
  condensate ($ per
  Bbl)..................  $ 17.00 $ 22.68 $ 23.66 $  20.76  $ 24.44 $ 21.26  $ 18.33
 Natural gas ($ per
  Mcf)..................     1.97    2.08    2.77     2.39     2.39    2.53     2.47
 Natural gas equivalent
  ($ per Mcfe)..........     2.11    2.29    2.91     2.54     2.59    2.63     2.55
AVERAGE COSTS ($ PER
 MCFE):
 Lease operating
  expenses and
  production taxes......  $  0.55 $  0.51 $  0.49 $   0.22  $  0.43 $  0.48  $  0.21
 Depreciation, depletion
  and amortization......     0.69    1.10    1.14     0.90     1.03    1.06     1.08
 General and
  administrative........     0.82    0.84    0.69     0.20     0.57    0.70     0.23
NUMBER OF WELLS
 DRILLED(1):
 Gross..................       27      39      25       25       18      27       27
 Net(2).................      2.5     5.2     2.7      8.8      1.6     2.5      5.8

--------
(1) For a description of the Company's drilling results, see "Business and Properties--Drilling Activities."
(2) Wells in which the Company holds an after-payout working interest are not included because such interests had not been earned at the time of drilling.

                    SUMMARY OIL AND NATURAL GAS RESERVE DATA

  The following table sets forth summary data with respect to the Company's estimated proved oil and natural gas reserves as of the dates indicated and the estimated future net cash flows attributable thereto. Information in this Prospectus relating to estimated net proved oil and natural gas reserves at December 31, 1996 and September 30, 1997, and the estimated future net revenues attributable thereto, is based upon the reserve reports (the "Reserve Reports") prepared by S.A. Holditch & Associates (as to Michigan Basin reserves) and Miller and Lents, Ltd. (as to non-Michigan Basin reserves), independent petroleum engineers (the "Independent Engineers"). Summaries of such Reserve Reports as of September 30, 1997 are attached as Appendices A and B to this Prospectus. See "Experts." All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC") and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and natural gas. In accordance with such regulations, the Reserve Reports used oil and natural gas prices in effect at the respective dates of the Reserve Reports. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. See "Risk Factors-- Uncertainty of Estimates of Oil and Natural Gas Reserves" and "Business and Properties--Oil and Natural Gas Reserves."

                                         AS OF DECEMBER 31, AS OF SEPTEMBER 30,
                                                1996               1997
                                         ------------------ -------------------
                                                 (DOLLARS IN THOUSANDS,
                                                 EXCEPT PER UNIT DATA)
Net Proved Reserves:
  Crude oil (MBbl)......................       1,353.9             1,174.0
  Natural gas (MMcf)....................      56,394.2            46,378.3
  Natural gas equivalent (MMcfe)........      64,517.6            53,422.3
Net Proved Developed Reserves:
  Crude oil (MBbl)......................         534.6               421.7
  Natural gas (MMcf)....................      37,489.9            29,563.7
  Natural gas equivalent (MMcfe)........      40,697.5            32,093.9
Estimated future net revenues before
 income taxes(1)........................     $ 160,820           $ 118,313
Present value of estimated future net
 revenues before income taxes(2)........     $ 117,144           $  87,484
Standardized measure of discounted
 estimated future net cash flows(3).....     $  97,185           $  78,319

--------

(1) The average prices for crude oil were $25.23 per Bbl at December 31, 1996 and $21.74 per Bbl at September 30, 1997. The average prices for natural gas were $3.27 per Mcf at December 31, 1996 and $3.12 per Mcf at September 30, 1997. Includes income from Section 29 tax credits of $1,043 and $794, as of December 31, 1996 and September 30, 1997, respectively.
(2) The present value of estimated future net revenues attributable to the Company's reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum on a pre-tax basis.
(3) The standardized measure of discounted estimated future net cash flows represents discounted estimated future net cash flows attributable to the Company's reserves after income taxes, calculated in accordance with Statement of Financial Accounting Standards No. 69.

                                 RISK FACTORS

  Any investment in the Common Stock involves a high degree of risk. Prospective purchasers of the Common Stock carefully should consider the risk factors set forth below, as well as the other information contained in this Prospectus. This Prospectus contains forward-looking statements. See "-- Forward-Looking Information." Actual results may differ materially from those projected in the forward-looking statements as a result of any number of factors, including risk factors set forth below.

DEPENDENCE ON EXPLORATORY DRILLING ACTIVITIES

  The Company's revenues, operating results and future rate of growth are substantially dependent upon the success of its exploratory drilling program, which will be funded in part with the proceeds of the Offering. See "Use of Proceeds." Exploratory drilling involves numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. Despite the use of 2-D and 3-D seismic data and other advanced technologies, exploratory drilling remains a speculative activity. Even when fully utilized and properly interpreted, 2-D and 3-D seismic data and other advanced technologies only assist geoscientists in identifying subsurface structures and do not enable the interpreter to know whether hydrocarbons are in fact present in those structures. In addition, the use of 2-D and 3-D seismic data and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and the Company could incur losses as a result of such expenditures. The Company's future drilling activities may not be successful. There can be no assurance that the Company's overall drilling success rate or its drilling success rate for activity within a particular region will not decline. Unsuccessful drilling activities could have a material adverse effect on the Company's business, results of operations and financial condition. The Company may not have any option or lease rights in potential drilling locations it identifies. Although the Company has identified numerous potential drilling locations, there can be no assurance that they will ever be leased or drilled or that oil or natural gas will be produced from these or any other potential drilling locations. In addition, drilling locations initially may be identified through a number of methods, some of which do not include interpretation of 3-D or other seismic data. Wells that currently are included in the Company's capital budget may be based upon statistical results of drilling activities in other areas that the Company believes are geologically similar, rather than on analysis of seismic or other data. Actual drilling results are likely to vary from such statistical results and such variance may be material. Similarly, the Company's drilling schedule may vary from its capital budget, and there is increased risk of such variance from the 1998 capital budget because of future uncertainties, including those described above. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VOLATILITY OF OIL AND NATURAL GAS PRICES

  The Company's revenues, operating results and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, oil and natural gas. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include worldwide and domestic supplies of oil and natural gas, the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls, political instability or armed conflict in oil-producing regions, the price and level of foreign imports, the level of consumer demand, the price and availability of alternative fuels, the availability of pipeline capacity, weather conditions, domestic and foreign governmental regulations and taxes and the overall economic environment. It is impossible to predict future oil and natural gas price movements with certainty. Declines in oil and natural gas prices may have a material adverse affect on the Company's financial condition, liquidity, ability to finance planned capital expenditures and results of operations. Lower oil and natural gas prices also may reduce the amount of oil and natural gas that the Company can produce economically. See "--Uncertainty of Estimates of Oil and Natural

Gas Reserves," "Business and Properties--Competition," "--Governmental Regulation" and "--Environmental Matters."

  The Company periodically reviews the carrying value of its oil and natural gas properties under the full cost accounting rules of the SEC. Under these rules, capitalized costs of proved oil and natural gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of the "ceiling" test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded, even if prices were depressed for only a short period of time. The Company may be required to write-down the carrying value of its oil and natural gas properties when oil and natural gas prices are depressed or unusually volatile. If a write-down is required, it would result in a charge to earnings, but would not impact cash flow from operating activities. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date.

UNCERTAINTY OF ESTIMATES OF OIL AND NATURAL GAS RESERVES

  This Prospectus contains estimates of the Company's proved oil and natural gas reserves and the estimated future net revenues therefrom based upon the Company's own estimates or on Reserve Reports that rely upon various assumptions, including assumptions required by the SEC as to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from those estimated by the Company or contained in the Reserve Reports. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus. The Company's properties also may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, the Company's proved reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and natural gas prices, mechanical difficulties, government regulation and other factors, many of which are beyond the Company's control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to the Company's reserves likely will vary from the estimates used, and such variances may be material.

  Data included in this Prospectus regarding the Company's reserves as of December 31, 1994 and 1995 have not been reported upon by the Independent Engineers. Approximately 40% of the Company's total estimated proved reserves at September 30, 1997 were undeveloped, which are by their nature less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. The Company's Reserve Reports assume that substantial capital expenditures by the Company will be required to develop such reserves. Although cost and reserve estimates attributable to the Company's oil and natural gas reserves have been prepared in accordance with industry standards, no assurance can be given that the estimated costs are accurate, that development will occur as scheduled or that the results will be as estimated. See "Business and Properties--Oil and Natural Gas Reserves."

  The present value of future net revenues referred to in this Prospectus should not be construed as the current market value of the estimated oil and natural gas reserves attributable to the Company's properties. In accordance with applicable requirements of the SEC, the estimated discounted future net cash flows from proved reserves generally are based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by increases in consumption by oil and natural gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and natural gas properties. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and natural gas industry in general.

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH AND IMPLEMENTATION OF GROWTH
STRATEGY

  The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's financial, technical, operational and administrative resources. As the Company increases the number of projects it is evaluating or in which it is participating, there will be additional demands on the Company's financial, technical, operational and administrative resources. Any increase in the Company's activities as an operator will increase its exposure to operating hazards. See "--Operating Hazards and Uninsured Risks." The Company has relied in the past and expects to continue to rely on project partners and independent contractors, including geologists, geophysicists and engineers, that have provided the Company with seismic survey planning and management, project and prospect generation, land acquisition, drilling and other services. Upon consummation of the Combination Transaction, the Company will have 23 full-time employees. Due to the competitive nature of the markets in which the Company operates, the Company currently believes that the demand for qualified geologists, geophysicists and engineers is increasing. See "--Dependence on Key Personnel." As the Company increases the number of projects it is evaluating or in which it is participating, there will be additional demands on the Company's financial, technical, operational and administrative resources and continued reliance by the Company on project partners and independent contractors, and these strains on resources, additional demands and continued reliance may negatively affect the Company. The Company's ability to continue its growth will depend upon a number of factors, including its ability to obtain leases or options on properties, its ability to acquire additional 3-D seismic data, its ability to identify and acquire new exploratory sites, its ability to develop existing sites, its ability to continue to retain and attract skilled personnel, its ability to maintain or enter into new relationships with project partners and independent contractors, the results of its drilling program, hydrocarbon prices, access to capital and other factors. Although the Company intends to upgrade its technical, operational and administrative resources following the Offering and to increase its ability to provide internally certain of the services previously provided by outside sources, there can be no assurance that it will be successful in doing so or that it will be able to continue to maintain or enter into new relationships with project partners and independent contractors. The failure to continue to upgrade the Company's technical, administrative, operating and financial resources and control systems or the occurrence of unexpected expansion difficulties, including difficulties in recruiting or engaging and retaining geophysicists, geologists, engineers and sufficient numbers of qualified personnel and independent contractors to enable the Company to expand its role in the drilling and production phase, or the reduced availability of seismic gathering, drilling or other services in the face of growing demand, could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be successful in achieving growth or any other aspect of its business strategy.

SUBSTANTIAL CAPITAL REQUIREMENTS

  The Company makes and will continue to make substantial capital expenditures in its exploration and development projects. The Company intends to finance these capital expenditures with the net proceeds from the Offering, cash flow from operations and its existing financing arrangements. Additional financing may be required in the future to fund the Company's developmental and exploratory drilling and seismic activities. No assurance can be given as to the availability or terms of any such additional financing that may be required or that financing will continue to be available under the existing or new financing arrangements. If additional capital resources are not available to the Company, its drilling, seismic and other activities may be curtailed and its business, financial condition and results of operations could be materially adversely affected. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

HISTORICAL OPERATING LOSSES AND VARIABILITY OF OPERATING RESULTS

  Excluding unusual, one-time transactions, the Company incurred net losses in 1994 and 1995 of $0.6 million and $1.0 million, respectively, and net income in 1996 and for the nine months ended September 30, 1997 of $0.6 million and $0.3 million, respectively, on an historical combined basis. There can be no assurance that the Company will be profitable in the future. The development of the Company's business and its participation in an increasingly larger number of projects have required and will continue to require substantial expenditures. The Company's future operating results may fluctuate significantly depending upon a number of factors, including industry conditions, prices of oil and natural gas, rates of drilling success, rates of production from completed wells and the timing of capital expenditures. This variability could have a material adverse effect on the Company's business, financial condition and results of operations. There also may be other factors that significantly affect the Company's quarterly operating results which are difficult to predict and which could result in earnings falling short, for a particular period, of either a prior fiscal period or investors' expectations. In addition, any failure or delay in the realization of expected cash flows from operating activities could limit the Company's ability to invest and participate in economically attractive projects. See "Selected Historical Combined Financial and Operating Data," "Selected Unaudited Pro Forma Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements.

RESERVE REPLACEMENT RISK

  In general, production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent that the Company conducts successful exploration and development activities or acquires properties containing proved reserves, or both, the proved reserves of the Company will decline as reserves are produced. The Company's future oil and natural gas production is highly dependent upon its ability to economically find, develop or acquire reserves in commercial quantities. The business of exploring for or developing reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of oil and natural gas reserves would be impaired. The Company participates in a substantial percentage of its wells as non-operator. The failure of an operator of the Company's wells to adequately perform operations, or an operator's breach of the applicable agreements, could adversely impact the Company. In addition, there can be no assurance that the Company's future exploration and development activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs. Furthermore, although the Company's revenues could increase if prevailing prices for oil and natural gas increase significantly, the Company's finding and development costs also could increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OPERATING HAZARDS AND UNINSURED RISKS

  The oil and natural gas business involves certain operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company. The availability of a ready market for the Company's oil and natural gas production also depends on the proximity of reserves to, and the capacity of, oil and natural gas gathering systems, pipelines and trucking or terminal facilities. The Company delivers natural gas through gas gathering systems and gas pipelines that it does not own. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect the Company's ability to produce and market its oil and natural gas. In addition, the Company may be liable for environmental damage caused by previous owners of property purchased and leased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss to the Company's properties. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and losses. The Company carries only certain limited types of business interruption insurance. The Company may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, pollution and environmental risks generally are not fully insurable. The Company participates in a substantial percentage of its wells on a non-operated basis, which may limit the Company's ability to control the risks associated with oil and natural gas operations. See "Business and Properties-- Operating Hazards and Uninsured Risks."

COMPETITION

  The Company operates in the highly competitive areas of oil and natural gas exploration, exploitation, acquisition and production. In seeking to acquire desirable producing properties or new leases for future exploration and in marketing its oil and natural gas production, as well as in seeking to acquire the equipment and expertise necessary to operate and develop those properties, the Company faces intense competition from a large number of independent, technology-driven companies as well as both major and other independent oil and natural gas companies. Many of these competitors have financial and other resources substantially in excess of those available to the Company. Such companies may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources merit. The Company's ability to explore for oil and natural gas prospects and to acquire additional properties in the future will depend upon its ability to conduct its operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. See "Business and Properties--Competition."

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

  Oil and natural gas operations are subject to various federal, state and local government laws and regulations which may be changed from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, spacing of wells, unitization and pooling of properties, environmental protection and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity to conserve supplies of oil and natural gas. The Company also is subject to changing and extensive tax laws, the effects of which cannot be predicted. The development, production, handling, storage, transportation and disposal of oil and natural gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations are subject to laws and regulations primarily relating to protection of human health and the environment. The discharge of oil, natural gas or pollutants into the air, soil or water may give rise to significant liabilities on the part of the Company to the government and third parties and may result in the assessment of civil or criminal penalties or require the Company to incur substantial costs of remediation. Legal requirements frequently are changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. No assurance can be given that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the Company's business, results of operations and financial condition. See "Business and Properties--Governmental Regulation" and "--Environmental Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental and Other Regulatory Matters."

RISKS OF HEDGING TRANSACTIONS

  To manage its exposure to price risks in the marketing of its oil and natural gas, the Company has in the past and expects to continue to enter into oil and natural gas price hedging arrangements with respect to a portion of its expected production. The Company's hedging policy provides that, without the prior approval of the Company's Board of Directors, generally not more than 50% of its production quantities can be hedged, and that any such hedges shall not be longer than one year in duration. These arrangements may include future contracts on the New York Mercantile Exchange ("NYMEX"). While intended to reduce the effects of volatility of the price of oil and natural gas, such transactions may limit potential gains by the Company if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose the Company to the risk of financial loss in certain circumstances, including instances in which (i) production is less than expected, (ii) there is a widening of price differentials between delivery points for the Company's production and the delivery point assumed in the hedge arrangement, (iii) the counterparties to the Company's future contracts fail to perform the contract or (iv) a sudden, unexpected event materially impacts oil or natural gas prices. During 1994, 1995 and 1996, the Company did not hedge any of its oil and natural gas production, and as of September 30, 1997, the Company had hedged 13% of its natural gas production for the nine months then ended on an historical combined basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Hedging."

MARKETABILITY OF PRODUCTION

  The marketability of the Company's production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. The Company delivers natural gas through gas gathering systems and gas pipelines that it does not own. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect the Company's ability to produce and market its oil and natural gas. See "Business and Properties--Governmental Regulation." Any dramatic change in market factors could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

  The Company has assembled a team of geologists, geophysicists and engineers, some of whom are non-employee consultants and independent contractors, having considerable experience in oil and natural gas exploration and production, including applying 2-D and 3-D imaging technology. The Company is dependent upon the knowledge, skills and experience of these experts to provide 2-D and 3-D imaging and to assist the Company in reducing the risks associated with its participation in oil and natural gas exploration projects. In addition, the success of the Company's business also depends to a significant extent upon the abilities and continued efforts of its management. The Company expects to enter into employment agreements prior to consummation of the Offering with five key management employees. See "Management--Executive Compensation--Employment Agreements." The Company does not maintain key-man life insurance with respect to any of its employees. Competition among oil and gas companies for qualified geologists, geophysicists and engineers and other technical experts and consultants is intense. The loss of services of key management personnel or the Company's technical experts and consultants, or the inability to attract additional qualified personnel, experts or consultants, could have a material adverse effect on the Company's business, financial condition, results of operations, development efforts and ability to grow. There can be no assurance that the Company will be successful in attracting and/or retaining its key management personnel or technical experts or consultants. See "--Risks Associated with Management of Growth and Implementation of Growth Strategy," "Management--Directors and Executive Officers" and "Business and Properties--Employees."

TECHNOLOGICAL CHANGES

  The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. As others use or develop new technologies, the Company may be placed at a competitive disadvantage, and competitive pressures may force the Company to implement such new technologies at substantial costs. In addition, other oil and gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before the Company. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such cases, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Business and Properties--Competition."

SHORTAGES OF DRILLING RIGS, EQUIPMENT, SUPPLIES AND PERSONNEL

  There is a general shortage of drilling rigs, equipment and supplies, which the Company believes may intensify. The costs and delivery times of rigs, equipment and supplies are substantially greater than in prior periods and currently are escalating. Shortages of drilling rigs, equipment or supplies could delay and adversely affect the Company's exploration and development operations, which could have a material adverse effect on its business, financial condition and results of operations. The Company expects to obtain sufficient drilling rigs, equipment and supplies to conduct its planned 1998 drilling program.

  The demand for, and wage rates of, qualified rig crews have begun to rise in the drilling industry in response to the increasing number of active drilling rigs in service. Such shortages have in the past occurred in the industry in times of increasing demand for drilling services. If the number of active drilling rigs continues to increase, the oil and gas industry may experience shortages of qualified personnel to operate drilling rigs, which could delay the Company's drilling operations and adversely affect the Company's business, financial condition and results of operations.

CONTROL BY CERTAIN STOCKHOLDERS

  Upon consummation of the Offering and the Combination Transaction, directors, executive officers and principal stockholders of the Company, and certain of their affiliates, will beneficially own approximately 27.56% of the Company's outstanding Common Stock (approximately 25.67% if the Underwriters exercise the over-allotment option in full). Accordingly, these stockholders, as a group, will be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in the Company's Certificate of Incorporation or Bylaws and the approval of mergers and other significant corporate transactions. The existence of these levels of ownership concentrated in a few persons makes it unlikely that any other holder of Common Stock will be able to affect the management or direction of the Company. These factors also may have the effect of delaying or preventing a change in the management or voting control of the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."

CERTAIN ANTITAKEOVER CONSIDERATIONS

  The Company's Certificate of Incorporation and Bylaws include certain provisions that may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company without the approval of the Company's Board of Directors. Such provisions also may render the removal of directors and management more difficult. Among other things, the Company's Certificate of Incorporation and/or Bylaws: (i) provide for a classified Board of Directors serving staggered three-year terms; (ii) impose restrictions on who may call a special meeting of stockholders; (iii) include a requirement that stockholder action be taken only by unanimous written consent or at stockholder meetings; (iv) specify certain advance notice requirements for stockholder nominations of candidates for election to the Board of Directors and certain other stockholder proposals; and (v) impose certain restrictions and supermajority voting requirements in connection with specified business combinations not approved in advance by the Company's Board of Directors. In addition, the Company's Board of Directors, without further action by the stockholders, may cause the Company to issue up to 2,000,000 shares of preferred stock, $0.01 par value ("Preferred Stock"), on such terms and with such rights, preferences and designations as the Board of Directors may determine. Issuance of such Preferred Stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control of the Company. Further, certain provisions of the Delaware General Corporation Law (the "Delaware Law") impose restrictions on the ability of a third party to effect a change in control and may be considered disadvantageous by a stockholder. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock. An estimated 6,930,000 shares to be issued in the Combination Transaction will not, at the time of issuance, be registered under the Securities Act of 1933, as amended (the "Securities Act"), and, therefore, are not freely tradeable unless subsequently registered under the Securities Act or exempted from such registration. The Company has agreed that upon consummation of the Combination Transaction it will enter into a Registration Rights Agreement with each person receiving shares of Common Stock in the Combination Transaction. Pursuant to the Registration Rights Agreement, such persons collectively will receive piggyback registration rights that provide for the registration of the resale of such shares at the Company's expense. Beginning one year after the consummation of the Offering, all of such shares to be issued in the Combination Transaction (other than the shares being offered hereby by the Selling Stockholders) may be sold pursuant to the requirements of Rule 144 promulgated under the Securities Act ("Rule 144"), subject to certain volume limitations, manner of sale and other requirements relating to the sale of such securities. Up to

751,500 shares of Common Stock issuable pursuant to stock options and 109,500 shares of restricted Common Stock are expected to be granted to directors, officers and certain employees of the Company in connection with the Offering. The Company anticipates that shares of Common Stock issuable upon exercise of such options and the restricted stock awards will become available for future sale in the public market pursuant to a subsequently filed registration statement on Form S-8. The Company and its current stockholders, executive officers and directors have agreed not to offer for sale, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc., subject to certain exceptions. Such consent may be given at any time and without public notice. See "Management--Executive Compensation--Employee Benefit Plans--Stock Option and Restricted Stock Plan of 1997," "Description of Capital Stock--Registration Rights of Certain Stockholders," "Shares Eligible for Future Sale" and "Underwriting."

CERTAIN BENEFITS TO AFFILIATES

  Certain affiliates of the Company will benefit from the Offering by receiving directly or indirectly a portion of the Offering proceeds. The Company intends to use $2.5 million of the Offering proceeds to repay a loan from the C.E. Miller Trust used to fund a down payment made in connection with the Combination Transaction. C.E Miller, a director of the Company, is the sole trustee of the Trust. See "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions--Transactions with C.E. Miller and Affiliates." The Company also intends to use $275,000 of the Offering proceeds to pay bonuses to certain management personnel upon the consummation of the Offering. See "Management--Executive Compensation--Certain Other Arrangements." In addition, certain members of the Miller family have included shares of Common Stock in the Offering. See "Principal and Selling Stockholders."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of the Common Stock in the Offering will experience an immediate and substantial dilution in pro forma net tangible book value per share. See "Dilution."

ABSENCE OF DIVIDENDS ON COMMON STOCK

  The Company currently intends to retain any earnings for the future operation and development of its business and currently does not anticipate paying any cash dividends with respect to the Common Stock in the foreseeable future. Any future dividends also may be restricted by agreements with the Company's lenders. See "Dividend Policy."

NO PRIOR PUBLIC MARKET; POSSIBLE STOCK PRICE VOLATILITY

  Before the Offering, there has been no public market for the Common Stock, and an active public market for the Common Stock may not develop or, if developed, may not be sustained. The initial public offering price will be determined through negotiation between the Company and the Underwriters based on several factors that may not be indicative of future market prices. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The consummation of the Offering provides no assurance that an active trading market for the Common Stock will develop or, if developed, that it will be sustained. The trading price of the Common Stock and the price at which the Company may sell securities in the future could be subject to large fluctuations in response to changes in government regulations, quarterly variations in operating results, litigation, general market conditions, the prices of oil and natural gas, announcements by the Company and its competitors, the liquidity of the Company, the Company's ability to raise additional funds and other events.

FORWARD-LOOKING INFORMATION

  All statements other than statements of historical fact contained in this Prospectus, including statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties," are forward-looking statements. Forward-looking statements in this Prospectus generally are accompanied by words such as "anticipate," "believe," "estimate," "project," "expect" or similar statements. Such forward-looking information involves important known and unknown risks and uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements include the risks described under "Risk Factors," such as the fluctuations of the prices received or demand for the Company's oil and natural gas, the uncertainty of drilling results and reserve estimates, operating hazards, acquisition risks, requirements for capital, general economic conditions, the competition from other exploration, development and production companies and the effects of governmental and environmental regulation. All forward-looking statements in this Prospectus are expressly qualified in their entirety by the cautionary statements in this paragraph and potential investors are cautioned not to place undue reliance on the forward-looking statements made in this Prospectus.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company are estimated to be approximately $55.3 million ($64.6 million if the Underwriters exercise their over-allotment option in full), assuming an initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The Company will not receive any of the proceeds from the sale of the 600,000 shares of Common Stock by the Selling Stockholders in the Offering.

  The Company intends to use a portion of the net proceeds to repay indebtedness of approximately $8.3 million incurred under the Credit Facility (defined below) and to fund the estimated $50.5 million cash portion of the purchase price for the Combined Assets, including repayment of a $2.5 million loan made to the Company by the C.E. Miller Trust (as described below) to fund a down payment made in connection with the Combination Transaction. The Company currently expects to pay management bonuses in the aggregate amount of $275,000 upon consummation of the Offering. See "Management--Executive Compensation--Certain Other Arrangements." The remainder of the proceeds will be used to fund future capital expenditures relating to exploration and development activities, to increase working capital and for other general corporate purposes. While the Company believes that the net proceeds from the Offering, cash flow from operations and borrowings under its Credit Facility should allow the Company to finance its operations through at least 1998 based on current conditions, additional financing may be required in the future to fund the Company's drilling and 3-D seismic acquisition programs. To the extent that the net proceeds of the Offering are not used immediately, they will be invested in short-term, interest-bearing obligations.

  MOC obtained a $5.0 million revolving line of credit (the "Original Line of Credit") and a $1.0 million term loan (the "Term Loan") pursuant to a Business Loan Agreement dated September 10, 1996 with First of America-Michigan, N.A. ("FOA"). FOA has made available an additional $1.0 million revolving line of credit (the "Additional Line of Credit" and, together with the Original Line of Credit and Term Loan, the "Credit Facility"). At September 30, 1997, $4.5 million was outstanding under the Original Line of Credit, no amount was outstanding under the Additional Line of Credit, and $0.8 million was outstanding under the Term Loan. Interest accrues under the Original Line of Credit and Term Loan at a variable annual rate equal to the New York Consensus Prime Rate, which was 8.5% at September 30, 1997, and under the Additional Line of Credit at a variable annual rate equal to the New York Consensus Prime Rate plus one-quarter of 1%. Indebtedness under the Original Line of Credit and the Additional Line of Credit matures April 10, 1998, and indebtedness under the Term Loan matures September 10, 2000. MOC borrowed $2.5 million from the C.E. Miller Trust for the purpose of funding a down payment made in connection with the Combination Transaction. Interest accrues on this loan at the New York Consensus Prime Rate. This loan is scheduled to mature June 1, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company currently intends to retain its earnings for future growth and, therefore, does not anticipate paying cash dividends with respect to the Common Stock in the foreseeable future. Under Delaware law, the Company is permitted to pay dividends only out of surplus, or, if there is no surplus, out of its net profits. Payments of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results and current and anticipated cash needs.

                                   DILUTION

  As of September 30, 1997, the Company's pro forma net tangible book value would have been approximately $25.3 million, or approximately $3.66 per share of Common Stock, after giving pro forma effect to the Combination Transaction, the contribution of existing MOC shareholder notes and the termination of MOC's S corporation status as if all such transactions had been completed at such date. Net tangible book value per share represents the total book value of the Company's tangible assets reduced by the amount of the Company's total liabilities, divided by the number of shares of Common Stock outstanding. After giving further effect to the sale by the Company of shares of Common Stock at an assumed initial public offering price of $11.00 per share and the application of such net proceeds as described under "Use of Proceeds," the adjusted pro forma net tangible book value of the Common Stock as of September 30, 1997 would have been $6.49 per share. This represents an immediate increase in pro forma net tangible book value of $2.83 per share to the Company's existing stockholders and an immediate dilution in pro forma net tangible book value of $4.51 per share to new investors purchasing shares of Common Stock in the Offering at the initial public offering price. The following table illustrates the per share dilution in pro forma net tangible book value to new investors:

   Assumed initial public offering price per share................        $11.00
     Pro forma net tangible book value per share at September 30,
      1997........................................................  $3.66
     Increase in pro forma net tangible book value per share
      attributable to the sale of Common Stock in the Offering....   2.83
   Adjusted pro forma net tangible book value per share after
    giving effect to the Offering.................................          6.49
                                                                          ------
   Dilution in net tangible book value to the purchasers of Common
    Stock in the Offering.........................................        $ 4.51
                                                                          ======

  The following table sets forth, on a pro forma basis to give effect to the Combination Transaction as of September 30, 1997, differences between (i) the number of shares of Common Stock acquired from the Company by existing stockholders and to be acquired from the Company by new investors purchasing shares in the Offering and (ii) the total and average prices paid by existing stockholders and to be paid by new investors purchasing shares in the Offering (in each case based on an assumed initial public offering price of $11.00 per share):

                                         SHARES             TOTAL        AVERAGE
                                      PURCHASED(1)     CONSIDERATION(2)   PRICE
                                    ----------------- ------------------   PER
                                    NUMBER PERCENTAGE AMOUNT  PERCENTAGE  SHARE
                                    ------ ---------- ------- ---------- -------
                                      (IN THOUSANDS, EXCEPT PER SHARE
                                                   DATA)
   Existing stockholders...........  6,930    55.8%   $25,335    29.5%   $ 3.66
   New investors...................  5,500    44.2     60,500    70.5     11.00
                                    ------   -----    -------   -----
       Total....................... 12,430   100.0%   $85,835   100.0%
                                    ======   =====    =======   =====

--------
(1) These numbers do not include 751,500 shares of Common Stock issuable pursuant to employee stock options at an exercise price per share equal to the initial public offering price and 109,500 shares of restricted Common Stock that are expected to be granted to directors, officers and certain employees of the Company in connection with the Offering. See "Management--Executive Compensation--Employee Benefit Plans--Stock Option and Restricted Stock Plan of 1997."

(2) The existing stockholders of the Company, after giving effect to the Combination Transaction, will have acquired all of their shares of Common Stock in exchange for certain of the Combined Assets; therefore, such stockholders will have no direct cash cost with respect to the acquisition of such shares.

                                CAPITALIZATION

  The following table sets forth (i) the historical combined capitalization of the Company as of September 30, 1997, and (ii) the pro forma capitalization of the Company as of September 30, 1997 after giving effect to the Combination Transaction, the contribution of existing MOC shareholder notes, the termination of MOC's S corporation status and the sale of 5,500,000 shares of Common Stock in the Offering at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements.

                                                         SEPTEMBER 30, 1997
                                                         ------------------
                                                         HISTORICAL   PRO
                                                          COMBINED   FORMA
                                                         ---------- -------
                                                             (IN THOUSANDS)
Current portion of notes payable and long-term debt(1)..  $ 4,753   $   --
Long-term debt(1).......................................    8,186       --
Equity(2):
  Preferred Stock, $0.01 par value, 2,000,000 shares
   authorized; none issued and outstanding..............      --        --
  Common Stock, $0.01 par value, 20,000,000 shares
   authorized; none issued and outstanding; 12,430,000
   issued and outstanding pro forma.....................      --        124
  Additional paid-in capital............................      --     80,511
  Retained earnings.....................................    7,835       --
  Combined equity.......................................      197       --
                                                          -------   -------
    Total equity........................................    8,032    80,635
                                                          -------   -------
    Total capitalization................................  $20,971   $80,635
                                                          =======   =======

--------
(1) See note 6 to the Combined Financial Statements.
(2) These numbers do not include 751,500 shares of Common Stock issuable pursuant to employee stock options at an exercise price per share equal to the initial public offering price in the Offering and 109,500 shares of restricted Common Stock that are expected to be granted to directors, officers and certain employees of the Company in connection with the Offering. See "Management--Executive Compensation--Employee Benefit Plans--Stock Option and Restricted Stock Plan of 1997."

           SELECTED HISTORICAL COMBINED FINANCIAL AND OPERATING DATA

  The following table presents selected historical combined financial data of the Company as of the dates and for the periods indicated. The historical combined financial data as of and for each of the three years in the period ended December 31, 1996 are derived from the Combined Financial Statements which have been audited by Arthur Andersen LLP, independent public accountants. The historical combined financial data as of and for the years ended December 31, 1992 and 1993 are unaudited. The historical combined financial data as of and for the nine months ended September 30, 1996 and 1997 are derived from the Combined Financial Statements of the Company which, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation thereof. The results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be achieved for the full year ending December 31, 1997. The following table also sets forth certain pro forma income tax, net income and net income per share information. Pro forma data are based on assumptions and include adjustments as explained in the notes to the unaudited pro forma financial data. The unaudited pro forma financial statements are not necessarily indicative of the results of future operations of the Company and should be read in conjunction with the Combined Financial Statements. Historical net income (loss) per share has been omitted since such information is not meaningful and the historically combined Company is not a separate legal entity with a single capital structure. The following data should be read in conjunction with "Capitalization," "Selected Unaudited Pro Forma Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements.

                                                                        NINE MONTHS
                                                                           ENDED
                                 YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                         -------------------------------------------  ----------------
                          1992     1993     1994     1995     1996     1996     1997
                         -------  -------  -------  -------  -------  -------  -------
                           (UNAUDITED)                                  (UNAUDITED)
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Revenues:
   Natural gas.......... $ 3,302  $ 3,749  $ 2,424  $ 2,748  $ 5,614  $ 3,719  $ 4,329
   Crude oil and
    condensate..........     835      817      672      715    1,101      854      710
   Other operating
    income..............     258      268      167      296      395      355      492
                         -------  -------  -------  -------  -------  -------  -------
     Total operating
      income............   4,395    4,834    3,263    3,759    7,110    4,928    5,531
                         -------  -------  -------  -------  -------  -------  -------
 Operating expenses:
   Lease operating
    expenses and
    production taxes....     781      539      811      777    1,123      753      917
   Depreciation,
    depletion and
    amortization........   1,313    1,300    1,009    1,666    2,629    1,826    2,019
   General and
    administrative......   1,121    1,086    1,200    1,270    1,591    1,002    1,335
                         -------  -------  -------  -------  -------  -------  -------
     Total operating
      expenses..........   3,215    2,925    3,020    3,713    5,343    3,581    4,271
                         -------  -------  -------  -------  -------  -------  -------
 Operating income.......   1,180    1,909      243       46    1,767    1,347    1,260
                         -------  -------  -------  -------  -------  -------  -------
 Interest expense.......    (753)    (634)    (810)  (1,017)  (1,139)    (789)    (922)
 Lawsuit settlement.....     --       --       --     3,521      --       --       --
                         -------  -------  -------  -------  -------  -------  -------
 Net income (loss)...... $   427  $ 1,275  $  (567) $ 2,550  $   628  $   558  $   338
                         =======  =======  =======  =======  =======  =======  =======
 Pro forma income
  before taxes(1).......                                     $12,835           $ 7,951
 Pro forma provision
  for income taxes(1)...                                       3,782             2,215
                                                             -------           -------
 Pro forma net
  income(1).............                                     $ 9,053           $ 5,736
                                                             =======           =======
 Pro forma net income
  per share(1)(2).......                                     $  0.73           $  0.46
                                                             =======           =======
 Pro forma weighted
  average shares
  outstanding(2)........                                      12,430            12,430
                                                             =======           =======
                                      DECEMBER 31,                     SEPTEMBER 30,
                         -------------------------------------------  ----------------
                          1992     1993     1994     1995     1996     1996     1997
                         -------  -------  -------  -------  -------  -------  -------
                           (UNAUDITED)                                  (UNAUDITED)
                                             (IN THOUSANDS)
BALANCE SHEET DATA (at
 end of period):
 Working capital........ $   927  $  (434) $(1,769) $(1,980) $(2,682) $(2,688) $(3,466)
 Oil and gas
  properties, net.......  12,520   14,150   14,257   17,731   20,732   20,462   21,163
 Total assets...........  15,610   17,702   16,444   20,005   24,050   22,883   23,993
 Long-term debt,
  including notes
  payable...............   7,643    9,213    9,442    9,801   12,881   11,661   12,939
 Equity.................   6,508    6,787    5,596    7,410    7,769    7,943    8,032

--------
(1) Gives pro forma effect to the application of federal and state income taxes to the Company as if it were a taxable corporation for the periods presented. Upon the consummation of the Combination Transaction, the Company will be required to record a one-time non-cash charge to earnings in connection with establishing a deferred tax liability on the balance sheet in accordance with SFAS No. 109, "Accounting for Income Taxes." If the Combination Transaction had been consummated for the periods presented, such charge would have been approximately $5.5 million. The ultimate amount of the charge that will be recorded is dependent upon a number of factors and cannot be determined until consummation of the Combination Transaction. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

(2) Pro forma net income per share has been computed assuming that an estimated 6,930,000 shares of Common Stock to be issued in connection with the Combination Transaction and 5,500,000 shares of Common Stock to be issued in connection with the Offering have been outstanding since January 1, 1996.

             SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

  The pro forma unaudited combined financial data set forth below has been prepared to give effect to the Combination Transaction and the Offering and the application of the estimated net proceeds therefrom. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview." The pro forma unaudited statements of operations for the year ended December 31, 1996 and for the nine months ended September 30, 1997 were prepared on the basis that the Combination Transaction and the Offering occurred on January 1, 1996. The pro forma unaudited balance sheet as of September 30, 1997 was prepared on the basis that the Combination Transaction and the Offering occurred on September 30, 1997. Pro forma data give effect to the revenues and direct operating expenses of the properties acquired from the non-affiliated participants in the Combination Transaction (the "Acquired Properties"). In addition, the pro forma data are based on assumptions and include adjustments as explained in the notes to the unaudited pro forma combined financial statements and are not necessarily indicative of the results of future operations of the Company. The following financial information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                      PRO
                                 COMBINED   ACQUIRED   PRO FORMA     FORMA
                                 COMPANY   PROPERTIES ADJUSTMENTS   COMBINED
                                 --------  ---------- -----------   --------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Natural gas................... $ 5,614    $15,232     $  (156)(a) $20,690
  Crude oil and condensate......   1,101      4,037         (93)(a)   5,045
  Other operating revenues......     395                                395
                                 -------    -------     -------     -------
                                   7,110     19,269        (249)     26,130
Operating Expenses:
  Lease operating expenses and
   production taxes.............   1,123      1,153         (91)(a)   2,185
  Depreciation, depletion and
   amortization.................   2,629                  6,470 (b)   9,099
  General and administrative....   1,591                    420 (c)   2,011
                                 -------    -------     -------     -------
                                   5,343      1,153       6,799      13,295
Operating income................   1,767     18,116      (7,048)     12,835
Interest expense................  (1,139)                 1,139 (d)     --
                                 -------    -------     -------     -------
Income before income taxes......     628     18,116      (5,909)     12,835
Provision for income taxes......     --         --        3,782 (e)   3,782
                                 -------    -------     -------     -------
Net income...................... $   628    $18,116     $(9,691)    $ 9,053
                                 =======    =======     =======     =======
Net income per common share.....                                    $  0.73
                                                                    =======
Weighted average common shares
 outstanding....................                         12,430 (f)  12,430
                                                        =======     =======

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997

                                                                     PRO
                                 COMBINED  ACQUIRED   PRO FORMA     FORMA
                                 COMPANY  PROPERTIES ADJUSTMENTS   COMBINED
                                 -------- ---------- -----------   --------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Natural gas...................  $4,329   $11,357     $  (121)(a) $15,565
  Crude oil and condensate......     710     2,140         (67)(a)   2,783
  Other operating revenues......     492                               492
                                  ------   -------     -------     -------
                                   5,531    13,497        (188)     18,840
Operating Expenses:
  Lease operating expenses and
   production taxes.............     917       664         (64)(a)   1,517
  Depreciation, depletion and
   amortization.................   2,019                 5,728 (b)   7,747
  General and administrative....   1,335                   290 (c)   1,625
                                  ------   -------     -------     -------
                                   4,271       664       5,954      10,889
Operating income................   1,260    12,833      (6,142)      7,951
Interest expense................    (922)                  922 (d)     --
                                  ------   -------     -------     -------
Income before income taxes......     338    12,833      (5,220)      7,951
Provision for income taxes......     --        --        2,215 (e)   2,215
                                  ------   -------     -------     -------
Net income......................  $  338   $12,833     $(7,435)    $ 5,736
                                  ======   =======     =======     =======
Net income per common share.....                                   $  0.46
                                                                   =======
Weighted average common shares
 outstanding....................                        12,430 (f)  12,430
                                                       =======     =======

          UNAUDITED PRO FORMA BALANCE SHEET AS OF SEPTEMBER 30, 1997

                                               COMBINED  PRO FORMA    PRO FORMA
                    ASSETS                     COMPANY  ADJUSTMENTS   COMBINED
                    ------                     -------- -----------   ---------
                                                       (IN THOUSANDS)
Current Assets:
  Cash........................................ $   107    $55,300 (g)  $ 2,611
                                                           (5,296)(h)
                                                          (47,500)(i)
  Accounts receivable.........................   2,253                   2,253
  Inventories.................................      47                      47
  Prepaid expenses............................      36                      36
  Other current assets........................     186                     186
                                               -------    -------      -------
                                                 2,629      2,504        5,133
Oil and gas properties, net...................  21,163     50,500 (i)   90,669
                                                           19,513 (j)
                                                             (507)(k)
Property and equipment, net...................     201                     201
                                               -------    -------      -------
    Total assets.............................. $23,993    $72,010      $96,003
                                               =======    =======      =======
            LIABILITIES AND EQUITY
            ----------------------
Current Liabilities:
  Notes payable............................... $ 4,515    $(4,515)(h)  $   --
  Current portion of long-term debt...........     238       (238)(h)      --
  Accounts payable and joint interest
   advances...................................   1,134                   1,134
  Accrued interest............................     202                     202
  Other accrued expenses......................       6                       6
                                               -------    -------      -------
                                                 6,095     (4,753)       1,342
Long-term debt................................   8,186     (7,643)(l)      --
                                                             (543)(h)
Deferred revenue..............................   1,680                   1,680
Other non-current liabilities.................     --       3,000 (i)    3,000
Deferred income taxes.........................     --       3,830 (j)    9,346
                                                            5,516 (m)
Equity:
  Preferred Stock.............................     --                      --
  Common Stock................................     --          55 (g)      124
                                                               69 (j)
  Additional paid-in capital..................     --      55,245 (g)   80,511
                                                           15,614 (j)
                                                             (507)(k)
                                                            7,643 (l)
                                                           (5,516)(m)
                                                            8,032 (n)
  Combined equity.............................     197       (197)(n)      --
  Retained earnings...........................   7,835     (7,835)(n)      --
                                               -------    -------      -------
  Total equity................................   8,032     72,603       80,635
                                               -------    -------      -------
    Total liabilities and equity.............. $23,993    $72,010      $96,003
                                               =======    =======      =======

--------
Notes to unaudited pro forma combined financial data:
(a) To reflect the elimination of operating results from certain non-strategic oil and natural gas assets that will be sold by the Company prior to the Combination Transaction.

(b) To reflect the estimated additional depreciation, depletion and amortization expense resulting from the acquisition of the Acquired Properties and the sale of certain non-strategic assets using the unit-of-production method applied to the basis of the properties acquired and sold.
(c) To reflect estimated incremental general and administrative expenses expected to be incurred as a direct result of increased operations after the Combination Transaction.

(d) To reflect the reduction in interest expense attributable to MOC shareholder notes being contributed in connection with the Combination Transaction, resulting in the cancellation of the indebtedness (see (l) below), and the cancellation of other indebtedness with the use of proceeds from the Offering (see (h) below).
(e) Gives pro forma effect to the application of federal and state income taxes to the Company as if it were a taxable corporation for the periods presented. Upon the consummation of the Combination Transaction, the Company will be required to record a one-time non-cash charge to earnings in connection with establishing a deferred tax liability on the balance sheet in accordance with SFAS No. 109, "Accounting for Income Taxes." If the Combination Transaction had been consummated for the periods presented, such charge would have been approximately $5.5 million. The ultimate amount of the charge that will be recorded is dependent upon a number of factors and cannot be determined until consummation of the Combination Transaction. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

(f) To reflect the issuance of Common Stock in exchange for certain of the Combined Assets in the Combination Transaction and the issuance of Common Stock in the Offering.

(g) To reflect the estimated net proceeds of the Offering of $55.3 million.

(h) To reflect the use of proceeds to repay indebtedness.

(i) To reflect the purchase price for the cash portion of the Combination Transaction and associated cash payment due at the time of the transaction and other non-current liabilities necessary to finance this portion of the Combination Transaction. See "Business and Properties--Core Exploration and Development Regions--Mississippi Salt Basin."

(j) To reflect the fair value of the Combined Assets being contributed in the Combination Transaction and the exchange of Common Stock for certain of these assets.

(k) To reflect the reduction in the cost basis of the non-strategic properties sold prior to consummation of the Combination Transaction, and the payment of these proceeds to MOC's existing shareholders.

(l) To reflect the contribution of the MOC shareholder notes in connection with the Combination Transaction, resulting in the cancellation of the indebtedness.

(m) To reflect a deferred tax liability in accordance with SFAS No. 109, "Accounting for Income Taxes," for the difference between the financial reporting basis and the tax basis of the Company, after consummation of the Combination Transaction.

(n) To reflect the reclassification of combined equity and the reclassification of retained earnings as additional paid-in capital, upon MOC's termination of its S corporation status.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  Unless otherwise indicated, the historical information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations refers to the historical combined operations of the Company without giving effect to the Combination Transaction.

OVERVIEW

  Miller is an independent oil and gas company with its current exploration effort concentrated in the Mississippi Salt Basin, the onshore Gulf Coast region of Texas and Louisiana and the Michigan Basin. The Company has an established production base in each area.

  In 1972, the Miller family began to acquire a substantial and strategic leasehold position and apply emerging seismic technology to discover oil and natural gas reserves in the Northern Michigan Niagaran Reef Trend. The Company also explored and had production in Texas, Wyoming, North Dakota and Montana. In 1988, the Miller family and their affiliated companies sold their producing properties to Conoco, Inc., reserving the undeveloped acreage in the Michigan Basin. After the Conoco, Inc. sale, the Company shifted its focus to development of the Antrim Shale formation in its Northern Michigan leases. Since 1988, the Company has participated in drilling over 600 commercially productive Antrim Shale wells. Since 1993, the Company has developed its base of properties and inventory of prospects in Mississippi, Louisiana and Texas.

  The Company uses the full-cost method of accounting for its oil and natural gas properties. Under this method, all acquisition, exploration and development costs, including any general and administrative costs that are directly attributable to the Company's acquisition, exploration and development activities, are capitalized in a "full-cost pool" as incurred. The Company records depletion of its full-cost pool using the unit-of-production method. To the extent that such capitalized costs in the full-cost pool (net of depreciation, depletion and amortization and related deferred taxes) exceed the present value (using a 10% discount rate) of estimated future net after-tax cash flows from proved oil and natural gas reserves, such excess costs are charged to operations. The Company has not been required to make any such write-downs. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date.

  The Company recently was organized as a Delaware corporation to serve as the surviving company in the Combination Transaction. Pursuant to the agreements among the Company and the owners of the Combined Assets, the Company has agreed to issue to those owners an estimated 6,930,000 shares of Common Stock and an estimated $50.5 million in cash in exchange for the Combined Assets. Certain of the owners of the Combined Assets will receive a number of shares of Common Stock proportionate to the value of their ownership interests in the Combined Assets calculated on the basis of the initial public offering price of the Common Stock.

  Because the Company, MOC and the Affiliated Entities share common ownership and management, the combination of those particular Combined Assets will be accounted for as a reorganization of entities as prescribed by SEC Staff Accounting Bulletin ("SAB") No. 47. The unaffiliated entities participating in the Combination Transaction are not under the common ownership and management of the Company. Consequently, the Company will account for the acquisition of those unaffiliated assets under the purchase method of accounting, under which the properties will be recorded at their estimated fair value at the date on which the Combination Transaction is consummated.

  The Company is not currently subject to federal income taxation because MOC and the Affiliated Entities were not tax reporting entities but, instead, taxes relating to the operations of MOC and the Affiliated Entities were required to be paid by the owners thereof as S corporations. As a result, the Company did not pay any taxes for any of these periods nor do the Combined Financial Statements include any deferred tax liability, on a historical basis. This tax treatment will continue until consummation of the Combination Transaction, which will occur upon the consummation of the Offering, at which time the Company will become subject to taxation as a C corporation.

  For the reasons described above, the Combined Financial Statements do not include a provision for deferred tax liabilities. At September 30, 1997, the estimated tax basis of the Company's net assets was approximately $16.0 million less than the basis for financial accounting purposes. The difference is primarily the result of deductions for oil and gas property costs for tax purposes in excess of the recorded expense for financial accounting purposes. As a result, upon the consummation of the Combination Transaction, the Company will be required to record a one-time non-cash charge to earnings for the deferred tax liability in accordance with SFAS No. 109, "Accounting for Income Taxes." If the Combination Transaction had been consummated at September 30, 1997, such charge would have been approximately $5.5 million. The difference between the tax basis and the financial accounting basis of the Company's net assets, and, therefore, the ultimate amount of the charge that will be recorded, will continue to change until the consummation of the Combination Transaction (which will be contemporaneous with the consummation of the Offering) as a result of ongoing differences between the amount of tax deductions and corresponding expenses for financial accounting purposes. Accordingly, the ultimate amount of the non-cash charge that will be recorded cannot be determined until consummation of the Combination Transaction and such amount may vary significantly from the estimate at September 30, 1997.

RESULTS OF OPERATIONS

  The following table summarizes production volumes, average sales prices, operating revenues and average costs for the Company's oil and natural gas operations for the periods presented. For pro forma information with respect to production volumes, average sale prices and average costs, see "Business and Properties--Volumes, Prices and Production Costs."

                                                              NINE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,   SEPTEMBER 30,
                                      ----------------------- -----------------
                                       1994    1995    1996     1996     1997
                                      ------- ------- ------- -------- --------
                                       (DOLLARS IN THOUSANDS, EXCEPT PER UNIT
                                                      AMOUNTS)
Production volumes:
  Crude oil and condensate (MBbls)...    39.5    31.6    46.5     35.0     33.4
  Natural gas (MMcf)................. 1,228.4 1,324.0 2,030.0  1,555.3  1,713.0
  Natural gas equivalent (MMcfe)..... 1,465.7 1,513.3 2,309.1  1,765.0  1,913.3
Average sales prices:
  Crude oil and condensate ($ per
   Bbl).............................. $ 17.00 $ 22.68 $ 23.66 $  24.44 $  21.26
  Natural gas ($ per Mcf)............    1.97    2.08    2.77     2.39     2.53
  Natural gas equivalent ($ per
   Mcfe).............................    2.11    2.29    2.91     2.59     2.63
Operating revenues:
  Crude oil and condensate........... $   672 $   715 $ 1,101 $    854 $    710
  Natural gas........................   2,424   2,748   5,614    3,719    4,329
Average Costs ($ per Mcfe):
  Lease operating expenses and
   production taxes.................. $  0.55 $  0.51 $  0.49 $   0.43 $   0.48
  Depletion, depreciation and
   amortization......................    0.69    1.10    1.14     1.03     1.06
  General and administrative.........    0.82    0.84    0.69     0.57     0.70

 Nine Months Ended September 30, 1997 Compared to the Nine Months Ended September 30, 1996

  Oil and natural gas revenues for the nine months ended September 30, 1997 increased 10% to $5.0 million from $4.6 million for the same period in 1996. Production volumes for natural gas during the nine months ended September 30, 1997 increased 10% to 1,713.0 MMcf from 1,555.3 MMcf for the same period in 1996. Average natural gas prices increased 6% to $2.53 per Mcf for the nine months ended September 30, 1997 from $2.39 per Mcf in the same period in 1996. Production volumes for oil during the nine months ended September 30, 1997 decreased 4% to 33.4 MBbls from 35.0 MBbls for the same period in 1996. Average oil prices decreased 13% to $21.26 per barrel during the nine months ended September 30, 1997 from $24.44 per barrel in the same period in 1996. This decrease in oil prices is primarily attributable to cyclical fluctuations in the spot market for oil.

  Lease operating expenses and production taxes for the nine months ended September 30, 1997 increased 22% to $0.9 million from $0.8 million for the same period in 1996. Lease operating expenses and production taxes increased primarily due to increased production as described above, and an increase in operating expenses per equivalent unit to $0.48 per Mcfe for the nine months ended September 30, 1997 from $0.43 per Mcfe in the same period in 1996.

  Depreciation, depletion and amortization ("DD&A") expense for the nine months ended September 30, 1997 increased 11% to $2.0 million from $1.8 million for the same period in 1996. This increase was due to increased production and a 3% increase in the 1997 depletion rate to $1.06 per Mcfe from $1.03 per Mcfe in the nine months ended September 30, 1996, which was the result of increased drilling and related seismic costs.

  General and administrative expense for the nine months ended September 30, 1997 increased 33% to $1.3 million from $1.0 million for the same period in 1996, as a result of increases in the number of employees and related benefits, plus increased office rent.

  Interest expense for the nine months ended September 30, 1997 increased 17% to $0.9 million from $0.8 million in the same period in 1996. Increases in interest expense were due to increased debt levels in late 1996 and 1997 incurred to finance substantial leasehold acquisition activities in the Mississippi Salt Basin area.

  Net income for the nine months ended September 30, 1997 decreased to $0.3 million from $0.6 million for the same period in 1996, as a result of the factors described above.

 Year Ended December 31, 1996 Compared to the Year Ended December 31, 1995

  Oil and natural gas revenues for 1996 increased 94% to $6.7 million from $3.5 million in 1995. Production volumes for natural gas in 1996 increased 53% to 2,030.0 MMcf from 1,324.0 MMcf in 1995. Average natural gas prices increased 33% to $2.77 per Mcf in 1996 from $2.08 per Mcf in 1995. Production volumes for oil in 1996 increased 47% to 46.5 MBbls from 31.6 MBbls in 1995. Average oil prices increased 4% to $23.66 per Bbl in 1996 from $22.68 per Bbl in 1995. The increase in oil and natural gas production was due primarily to new wells being successfully drilled and completed during 1996, along with recompletions of existing wells.

  Lease operating expenses and production taxes for 1996 increased 45% to $1.1 million from $0.8 million in 1995. Lease operating expenses and production taxes increased due to increased production generated from new oil and natural gas wells drilled and completed since December 31, 1995. Operating expenses per equivalent unit in 1996 decreased to $0.49 per Mcfe from $0.51 per Mcfe in 1995. The per unit cost decreased as a result of increased production of natural gas which had lower per unit operating costs.

  DD&A expense for 1996 increased 58% to $2.6 million from $1.7 million in 1995. This increase was due to the increase in oil and natural gas production as well as a 4% increase in the depletion rate ($1.14 per Mcfe in 1996 from $1.10 per Mcfe in 1995).

  General and administrative expense for 1996 increased 25% to $1.6 million from $1.3 million for 1995 due primarily to an increase in directors' fees, salaries and wages and office rent.

  Interest expense for 1996 increased 12% to $1.1 million from $1.0 million in 1995 due to increased debt levels in 1996.

  Net income for 1996 decreased to $0.6 million from $2.5 million in 1995 as a result of the factors described above, plus a $3.5 million favorable lawsuit settlement received by the Company in 1995.

 Year Ended December 31, 1995 Compared to the Year Ended December 31, 1994

  Oil and natural gas revenues for 1995 increased 12% to $3.5 million from $3.1 million in 1994. Production volumes for natural gas for 1995 increased 8% to 1,324.0 MMcf from 1,228.4 MMcf in 1994. Average natural gas prices increased 6% to $2.08 per Mcf in 1995 from $1.97 per Mcf in 1994. Production volumes for oil for 1995 decreased 20% to 31.6 MBbls from 39.5 MBbls in 1994. Average oil prices increased 33% to $22.68 per Bbl in 1995 from $17.00 per Bbl in 1994.

  Lease operating expenses and production taxes remained relatively stable at approximately $0.8 million in 1995 and 1994. Lease operating expenses and production taxes per equivalent unit in 1995 decreased to $0.51 per Mcfe from $0.55 per Mcfe in 1994. The per unit cost decreased as a result of increased production of natural gas which had lower per unit operating costs.

  DD&A expense for 1995 increased 65% to $1.7 million from $1.0 million in 1994 as a result of increased production as well as a 59% increase in the depletion rate ($1.10 per Mcfe in 1995 from $0.69 per Mcfe in 1994). The increased depletion rate was caused primarily by increased exploration expenditures attributable to 3-D seismic surveys performed for new wells drilled and completed since December 31, 1994 and downward revisions in reserve estimates in 1995.

  General and administrative expense for 1995 increased 6% to $1.3 million from $1.2 million in 1994, primarily as a result of the hiring of additional staff as well as salary increases and bonuses for existing employees.

  Interest expense for 1995 increased to $1.0 million from $0.8 million in 1994. This increase in 1995 was due to the additional debt incurred to finance operations.

  Net income for 1995 was $2.5 million, compared to a net loss of $0.6 million in 1994, as a result of the factors described above, plus a $3.5 million favorable lawsuit settlement received by the Company in 1995.

LIQUIDITY AND CAPITAL RESOURCES

  Historically, the Company's primary sources of capital have been funds generated by operations, equity capital contributions and borrowings, primarily from MOC's shareholders and under the Credit Facility. The Company had working capital deficits of $2.7 million at December 31, 1996 and $3.5 million at September 30, 1997.

  The Credit Facility includes the $5.0 million Original Line of Credit, the $1.0 million Additional Line of Credit and the $1.0 million Term Loan. Principal outstanding under the Original Line of Credit and the Additional Line of Credit matures April 10, 1998. Interest is payable monthly under the Original Line of Credit at a variable annual rate equal to the New York Consensus Prime Rate, which was 8.5% on September 30, 1997. Interest is payable monthly under the Additional Line of Credit at a variable annual rate equal to the New York Consensus Prime Rate plus one-quarter of 1%. Principal outstanding under the Term Loan is payable in equal monthly installments of $24,477 and matures September 10, 2000. Interest on the Term Loan is payable monthly at the New York Consensus Prime Rate. At September 30, 1997, borrowings under the Credit Facility were $5.3 million, consisting of $4.5 million under the Original Line of Credit and $0.8 million under the Term Loan. As security for its obligations under the Credit Facility, MOC granted to FOA a security interest in certain of its oil and natural gas interests and other properties. A portion of the proceeds from this Offering will be used to repay the amounts outstanding under the Credit Facility. The Company is currently discussing alternative credit facilities with various lenders. See "Use of Proceeds."

  Pursuant to a promissory note dated November 26, 1997, the C.E. Miller Trust loaned $2.5 million to MOC, which MOC used to fund a down payment made in connection with the Combination Transaction. The loan is unsecured and subordinated to the Credit Facility. Interest accrues on the loan at a variable rate equal to the New York Consensus Prime Rate and is payable monthly, and principal is payable in full on June 1, 1998. A portion of the proceeds from this Offering will be used to repay the loan. See "Use of Proceeds" and "Certain Transactions--Transactions with C.E. Miller and Affiliates."

  In 1991, the shareholders of MOC loaned to MOC an aggregate of $7.6 million pursuant to separate loan agreements. Principal on the indebtedness is payable in full on October 18, 2006. Interest is payable within 30 days after the end of each quarter at the New York City Prime Rate, which was 8.5% per annum as of September 30, 1997, plus 2%. As of September 30, 1997, no principal payments had been made on the indebtedness, and all interest due and payable by that date had been paid. The shareholders of MOC have agreed to contribute the indebtedness to MOC as capital pursuant to the Combination Agreement, resulting in cancellation of the indebtedness. Such cancellation is not expected to result in income to the Company for federal income tax purposes. See "--Overview."

  The Company has budgeted capital expenditures of approximately $4.7 million for the fourth quarter of 1997 and $46.2 million for 1998. Substantially all of the capital expenditures will be used to fund 3-D seismic surveys, drilling and development activities and leasehold acquisitions in the Company's project areas. The actual amounts of capital expenditures and number of wells drilled may differ significantly from such estimates.

  The Company intends to fund its budgeted capital expenditures through the end of 1998 from cash flow from operations, borrowings under the Credit Facility and the net proceeds of this Offering.

  The Company's revenues, profitability, future growth and ability to borrow funds or obtain additional capital, and the carrying value of its properties, substantially are dependent on prevailing prices of oil and natural gas. The Company cannot predict future oil and natural gas price movements with certainty. Declines in prices received for oil and natural gas may have an adverse effect on the Company's financial condition, liquidity, ability to finance capital expenditures and results of operations. Lower prices also may impact the amount of reserves that can be produced economically by the Company.

  The Company has experienced and expects to continue to experience substantial working capital requirements primarily due to the Company's active exploration and development programs and its increased participation percentages and its technology enhancement programs. While the Company believes that the net proceeds from this Offering, cash flow from operations and borrowings under the Credit Facility should allow the Company to implement its present business strategy through 1998, additional financing may be required in the future to fund the Company's growth, development and exploration program and continued technological enhancement. In the event such capital resources are not available to the Company, its exploration and other activities may be curtailed.

HEDGING

  Beginning in 1997, the Company began using certain hedging instruments (e.g., NYMEX futures contracts) for a portion of its natural gas production to achieve a more predictable cash flow, as well as to reduce the exposure to price fluctuations. The Company's hedging arrangements apply to only a portion of its production (primarily in the Michigan Antrim Shale), provide only partial price protection against declines in oil and natural gas prices and limit potential gains from future increases in prices. See "Risk Factors-- Risks of Hedging Transactions." Such hedging arrangements may expose the Company to risk of financial loss in certain circumstances, including instances where production is less than expected, the Company's customers fail to purchase contracted quantities of oil or natural gas or a sudden unexpected event materially impacts oil or natural gas prices. For financial reporting purposes, gains and losses related to hedging are recognized as oil and natural gas revenues during the period the hedged transactions occur. Following the consummation of the Offering and the Combination Transaction, the Company expects that the amount of hedges that it has in place will vary from time to time but at no time does it expect that hedging activities will be of material significance.

  Beginning in 1997, the Company began to follow a strategy of striving to maximize return on investment through hedging a portion of its activities relating to natural gas price volatility. While this strategy should help the Company reduce its exposure to price risks, it also limits the Company's potential gains from increases in market prices for natural gas. The Company intends to continue to hedge up to 50% of its natural gas production to retain a portion of the potential for greater upside from increase in natural gas prices, while limiting to some extent the Company's exposure to declines in natural gas prices. The Company does not believe that its current level of oil production warrants a hedging policy. See "Risk Factors--Volatility of Oil and Natural Gas Prices." During 1994, 1995 and 1996, the Company did not hedge any of its oil or natural gas production, and as of September 30, 1997, the Company had hedged 13% of its natural gas production for the nine months then ended.

EFFECTS OF INFLATION AND CHANGES IN PRICE

  The Company's results of operations and cash flows are affected by changing oil and natural gas prices. If the price of oil and natural gas increases (decreases), there could be a corresponding increase (decrease) in the operating cost that the Company is required to bear for operations, as well as an increase (decrease) in revenues. Recent rates of inflation have had a minimal effect on the Company.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share" and SFAS No. 129, "Disclosure Information about Capital Structure," which are effective for the Company's year-end 1997 financial statements. In 1997, FASB also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," each of which will require expanded disclosures effective for 1998. The Company does not expect the application of these statements to have a material effect on its financial position, liquidity or results of operations.

ENVIRONMENTAL AND OTHER REGULATORY MATTERS

  The Company's business is subject to certain federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, oil and natural gas, as well as environmental and safety matters. Many of these laws and regulations have become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Although the Company believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by laws and regulations frequently are changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Any suspensions, terminations or inability to meet applicable bonding requirements could materially adversely affect the Company's business, financial condition and results of operations. Although significant expenditures may be required to comply with governmental laws and regulations applicable to the Company, compliance has not had a material adverse effect on the earnings or competitive position of the Company. Future regulations may add to the cost of, or significantly limit, drilling activity. See "Risk Factors--Governmental Regulation and Environmental Matters," "Business and Properties--Governmental Regulation" and "--Environmental Matters."

                            BUSINESS AND PROPERTIES

THE COMPANY

  Miller is an independent oil and gas exploration and production company with established exploration efforts concentrated primarily in three regions: the Mississippi Salt Basin, the onshore Gulf Coast region of Texas and Louisiana and the Michigan Basin. Miller emphasizes the use of seismic data analysis and imaging, as well as other emerging technologies, to explore for and develop oil and natural gas in its core exploration areas. Miller is the successor to the independent oil and natural gas exploration and production business first established in Michigan by members of the Miller family in 1925.

  The Company was organized in connection with the combination of MOC and interests in oil and gas properties owned by the Affiliated Entities and interests in such properties owned by certain business partners and investors, including AHC, Hughes and SASI. The Company has budgeted a significant increase in drilling activity and plans to drill 50 wells (28.3 net to the Company) in 1998, the majority of which are exploratory wells in the Mississippi Salt Basin. The Company's capital expenditure budget for both exploration and development activity in all of its areas of concentration is $46.2 million for 1998. Miller incurred expenditures for exploration and development activity of $21.1 million with respect to the Company's interest in 25 gross wells (8.8 net to the Company) for the year ended December 31, 1996 and $17.1 million with respect to the Company's interest in 27 gross wells (5.8 net to the Company) for the nine months ended September 30, 1997. Estimated proved reserves attributable to the Combined Assets have increased 168%, from 19.9 Bcfe as of January 1, 1994 to 53.4 Bcfe as of September 30, 1997. Estimated proved reserves increased 79%, 71% and 6% for the years ended December 31, 1994, 1995 and 1996, respectively, and decreased 17% for the nine months of 1997. The increases in 1994 and 1995 were due primarily to active exploration efforts in Mississippi, while the smaller increase in 1996 and the decrease in the first nine months of 1997 resulted primarily from a greater focus on leasing efforts in anticipation of an expanded 1998 exploration program.

  The Company's primary exploration effort is currently focused on the Mississippi Salt Basin, which contains one of the largest onshore concentrations of salt domes in North America. The Company owns interests in approximately 63,000 gross leasehold acres (41,000 net to the Company) in the Mississippi Salt Basin in prospective areas around 20 salt domes, which the Company believes is one of the largest strategic lease positions around the salt domes in the basin. Due to innovations over the last few years, seismic technology now enables geoscientists to generate improved imaging of the flanks of salt structures and associated faulting, the primary hydrocarbon trapping mechanisms in this area. The Company commenced its exploration activities in Mississippi in 1993 and has participated in the drilling of 21 wells, 11 of which (52%) have been completed, establishing commercial production around six salt domes. As of September 30, 1997, these wells had produced 29.2 Bcfe gross (18.8 Bcfe net to the Company) and had established estimated gross proved reserves of 78.4 Bcfe (36.1 Bcfe net to the Company). In the Mississippi Salt Basin, the Company has used technologically advanced seismic data processing methods to reinterpret existing regional 2-D seismic data and analyze and interpret newly acquired 2-D seismic data. In addition, the Company is currently participating in multiple 3-D seismic acquisition projects in this region, which the Company believes will improve the identification of potential hydrocarbon traps.

  The Company's prospects in the Gulf Coast region of Texas and Louisiana also lend themselves to 3-D seismic-aided exploration due to the geological complexity prevalent in this region. Since 1994, the Company has participated in approximately 300 square miles of 3-D seismic surveys and the drilling of 50 gross wells within the boundaries of these surveys. Twenty-seven of the wells drilled have been completed as commercially productive. As of September 30, 1997, these wells had established estimated proved reserves of 79.6 Bcfe (9.3 Bcfe net to the Company). The Company expects to participate in nine gross wells (2.3 net to the Company) in this area in 1998, all of which are supported by 3-D seismic data.

  The Company's current operations in Michigan were developed after 1988, when the Company sold all of its producing properties to Conoco, Inc. In the Michigan Basin, the Company has an interest in over 300 producing wells within a leasehold position that is the result of prior successful exploration efforts in the Niagaran Reef Trend. Miller's current Michigan Basin production is predominantly long-lived, lower volume Antrim Shale production, as compared to the higher volume wells of the onshore Gulf Coast and Mississippi Salt Basin. The Company is continuing to pursue additional exploration opportunities in the Michigan Basin.

  The Combined Assets consist of MOC, interests in oil and gas properties from the Affiliated Entities and interests in such properties owned by certain business partners and investors, including AHC, Hughes and SASI. The Company and the owners of the Combined Assets have entered into separate agreements that provide for the issuance of an estimated 6,930,000 shares of Common Stock and the payment of an estimated $50.5 million in cash to certain participants in the Combination Transaction in exchange for the Combined Assets. Certain owners of the Combined Assets will receive a number of shares of Common Stock proportionate to the value of their ownership interests in the Combined Assets calculated on the basis of the initial public offering price of the Common Stock.

BUSINESS STRATEGY

  The key elements of the Company's business strategy are as follows:

    Focused Exploration Effort. The Company seeks to concentrate its exploration activities in areas which provide the potential for the discovery of significant reserves where a strategic leasehold position can be acquired, where there has been limited application of advanced seismic data interpretation techniques and where there are multiple potential pay zones. The Company has assembled an extensive database in the Mississippi Salt Basin, including basin-wide geologic studies, production data and well data. The Company has an identified inventory of 22 prospects in the Mississippi Salt Basin and seven prospects in the Texas and Louisiana Gulf Coast region. The majority of these prospects have multiple drilling locations. The Company's prospects in the Mississippi Salt Basin have been delineated primarily with computer-enhanced analysis of 2-D seismic data, while the Gulf Coast prospects have been identified primarily with 3-D seismic data. The Company plans to conduct selected 3-D seismic surveys in the Mississippi Salt Basin with respect to certain of these prospects to further delineate drilling objectives.

    Exploit Prospect Inventory. The Company has an identified inventory of over 32 exploration and development prospects, all of which it plans to drill in 1998 and 1999. Based on the initial success of its salt dome drilling, the Company intends to retain larger working interests in its undrilled prospects. This Offering will enable the Company to retain a larger working interest in its prospects, conduct an aggressive seismic data acquisition program and accelerate its drilling activities.

    Extensive Data Base. The Company has a significant library of technical and proprietary data. The Company's current inventory includes over 1,900 miles of 2-D seismic data and 309 square miles of 3-D seismic data in the three regions in which it currently operates. The acquisition of 3-D seismic data on a large scale is often not cost effective. The Company attempts to target the acquisition and application of 3-D seismic data by applying its technical expertise to reprocessed 2-D seismic data. The Company believes this approach allows it to more effectively target 3-D seismic surveys, reducing overall finding and development costs.

    Utilize Advanced Technology. The Company utilizes advanced technology in analyzing, interpreting and visualizing seismic data to assemble and develop its inventory of exploration and development drilling prospects. This strategy has been pursued in proven geological regions that have historically produced significant amounts of hydrocarbons. The Company has focused its 3-D seismic efforts on areas that exhibit geological complexity where 2-D seismic has been effective in increasing drilling success rates, but has limitations in locating subtle trapping structures.

    Experienced Technical Team. The Company has assembled a technical team with an average of over 18 years of experience, the majority of which has been in the Company's areas of current operations. This multi-disciplined technical team has extensive experience with the acquisition, processing and interpretation of both 2-D and 3-D seismic data and the use of 3-D work stations to evaluate and develop drilling prospects.

CORE EXPLORATION AND DEVELOPMENT REGIONS

 Mississippi Salt Basin

  The Company believes that the Mississippi Salt Basin, which extends from Southwestern Alabama across central Mississippi into Northeastern Louisiana, has a significant number of under-developed salt domes. This basin has produced substantial amounts of oil and natural gas and continues to be a very active exploration region. Oil and natural gas discovered in the Mississippi Salt Basin have been produced from reservoirs with various stratigraphic and structural characteristics, and may be found in multiple horizons from approximately 3,500 feet to 19,000 feet in depth. Oil and natural gas reserves around salt domes have been encountered in the Eutaw, Lower Tuscaloosa, Washita-Fredericksburg, Paluxy, Rodessa, Sligo, Hosston and Cotton Valley formations, all of which are normally pressured. The Company owns leasehold interests in 63,000 gross acres (41,000 net to the Company) covering 20 known salt domes. The Company's working interest partner in this basin is Key Production Company, Inc. ("Key").

  Salt domes are geologic structures formed by the upward thrusting of subsurface salt accumulations towards the surface. Such structures are generally found in groups in geologic basins that provided the necessary conditions for their formation. Salt domes are typically subsurface structures that are easily identified with seismic surveys, but are occasionally visible as surface expressions. The salt domes of the Mississippi Salt Basin were formed in the Cretaceous period. These salt domes range in diameter from 1/2 mile to 3 miles and vertically extend from 2,000 feet in depth to near 20,000 feet. The development of the salt domes resulted in the formation of oil and gas traps. Salt domes similar to those of the Mississippi Salt Basin are a significant cause for major oil and gas accumulations in the Texas and Louisiana Gulf Coast, Northern Louisiana, East Texas, and the offshore Gulf of Mexico.

  Until the late 1980s, geological models of the salt domes in the Mississippi Salt Basin generally assumed that either the extreme and rapid growth of the salt structure breeched the seals of any formations trapping hydrocarbons against the domes or that the growth of the salt domes occurred after hydrocarbons had migrated through the region, in either case, leaving the formations around the salt domes nonproductive. From 1987 to 1991, Oryx Energy Corporation ("Oryx") drilled three successful wells on Mississippi salt dome structures, proving that the flanks of these salt domes were productive. AHC purchased Oryx's entire interest in this area, and in 1993 MOC acquired a 12.5% working interest from AHC in approximately 35,000 gross acres surrounding seven domes. As part of the Combination Transaction, the Company will acquire all of AHC's reserves and leasehold interests in these properties, comprising an approximate 87.5% working interest in the aggregate. The Company selectively reprocessed an extensive 2-D seismic database that had been acquired over these salt dome prospects, and further acquired new 2-D seismic to improve the selection of the drillsites along the flanks of the salt domes. Based on the positive results of the first several prospects drilled, MOC acquired leasehold interests around 13 additional salt domes that it considered to be prospective.

  The Company believes that the key to exploiting salt dome prospects effectively is the accurate delineation of a salt dome's flanks, with the recognition of fault patterns and the location of fault blocks with large reserve potential. While the reinterpreted 2-D seismic data provided the Company's explorationists with better imaging of a salt dome's subsurface structures, it proved to have limitations in defining the exact locations of the flanks of a salt dome. The Company believes that all of its unsuccessful salt dome wells have either encountered the interior of the salt dome or were too far off structure to encounter the anticipated hydrocarbon trap. The Company believes that 3-D seismic imaging will allow it to more effectively image such traps and better define the size and location of its drilling targets. The Company believes that 3-D seismic imaging will improve its ability to resolve and interpret such complex geologic structures based on its effective use on similar onshore salt domes in Texas and Louisiana, as well as offshore salt domes in the Gulf of Mexico. The Company intends to utilize its reprocessed 2-D seismic database to more effectively manage its 3-D seismic acquisition program. The Company currently is acquiring or making arrangements to acquire approximately 120 square miles of proprietary 3-D seismic data over and around three of its salt dome prospects. Additionally, the Company is participating in a 270 square mile multi-party 3-D seismic survey, a portion of which will cover prospective acreage around four of the Company's salt dome prospects.

  The Company owns an interest in eight producing wells in the Mississippi Salt Basin that had aggregate average production in September 1997 of 29.1 MMcfe/d gross (15.4 MMcfe/d net to the Company) at depths ranging from 14,500 to 17,300 feet. Since the Company began its exploration activity in Mississippi in 1993, it has participated in 21 wells drilled around six salt dome structures, 11 of which (52%) established commercial production. The Company has 28 wells (14.7 net wells) budgeted in 1998 for the Mississippi Salt Basin with a capital expenditure budget of $41.0 million, including $4.8 million for the acquisition of 3-D seismic around seven salt domes in 1998. This will provide 3-D seismic data on 11 of 28 Mississippi Salt Basin wells budgeted for 1998. As of September 30, 1997, the Company's Mississippi Salt Basin wells had produced 29.2 Bcfe gross (18.8 Bcfe net to the Company) and had established 78.4 Bcfe gross (36.1 Bcfe net to the Company) of estimated proved reserves.

  In the Combination Transaction, the Company is acquiring AHC's entire leasehold interest in six producing wells and 19,634 net undeveloped acres located around eleven salt domes. Prior to the Combination Transaction, MOC owned a 12.5% working interest in these properties. As of September 30, 1997, these properties had 50.6 Bcfe gross (32.8 Bcfe net to the Company) of estimated proved reserves and had an aggregate present value of future net revenues of $60.1 million. The aggregate purchase price of $50.5 million is payable as follows: $47.5 million (subject to certain adjustments) at closing which is expected to occur concurrently with the consummation of this Offering, and $0.5 million, $1.0 million and $1.5 million, respectively, on the first, second and third anniversaries of the closing. AHC has agreed to retain liability for certain events and conditions affecting the AHC properties that arose before the effective date of September 1, 1997, and the Company has agreed to assume liabilities relating to certain events and conditions affecting these properties after September 1, 1997.

  The following is a description of the Company's two most significant projects to date in the Mississippi Salt Basin:

  Midway Dome. The Company currently has two wells producing around the Midway Dome structure in Lamar County, Mississippi, the Allar #1 (in which the Company has an 86.9% working interest) which was drilled in July 1995 and the Patterson #1 (in which the Company has an 82.7% working interest) drilled in February 1996. In September 1997, these two wells produced an average of approximately 17.4 MMcfe/d gross on a combined basis, (11.1 MMcfe/d net to the Company). As of September 30, 1997, these wells had produced a combined total
9.8 Bcfe gross (6.3 Bcfe net to the Company). The wells have estimated proved reserves of 35.6 Bcfe gross (22.6 Bcfe net to the Company). These wells produce from the Hosston formation at a depth of approximately 15,500 feet and encountered net pay columns of 48 feet on the Allar #1 and 40 feet on the Patterson #1. In 1998, the Company's capital expenditure budget net to its interest is approximately $6.7 million for the drilling of three additional wells in this prospect area.

  Dry Creek Dome. The Company currently has two producing wells on the Dry Creek Dome structure in Covington County, Mississippi, the Mineral Management #2 (in which the Company has an 84.8% working interest) which was drilled in December 1994 and the McRaney #1 (in which the Company has an 85.6% working interest) which was drilled in February 1995. In September 1997, these two wells produced at an average combined rate of 5.7 MMcfe/d gross (3.7 MMcfe/d net to the Company), and have jointly produced a total of 15.5 Bcfe gross (10.1 Bcfe net to the Company). As of September 30, 1997, these wells had estimated proved reserves of 9.0 Bcfe gross (5.8 Bcfe net to the Company). The Mineral Management #2 and the McRaney #1 both produce from the Hosston formation at a depth of approximately 14,500 to 15,000 feet, and encountered net pay columns of 148 feet and 244 feet, respectively. The Company has budgeted the drilling of two additional Hosston wells on Dry Creek Dome in 1998, and the Company's capital expenditure budget net to its interest is approximately $4.4 million for these wells.

 Onshore Gulf Coast of Texas and Louisiana

  The Company believes that the onshore Gulf Coast area of Texas and Louisiana is a high potential, multi-pay region that lends itself to 3-D seismic-supported exploration due to its substantial structural and stratigraphic complexity. The Company's current and anticipated 1998 drilling activities are expected to be as an active working interest partner in select projects proposed by Dan A. Hughes Company (the "Hughes Company") in Zapata, Webb, Duval, Karnes and McMullen Counties, Texas and Cameron and Terrebonne Parishes, Louisiana, under an exploration agreement to which the Company has been a party since 1994. Before accepting a proposed prospect under the agreement, the Company undertakes a thorough evaluation, considering geographic location, scale, geological and geophysical model, anticipated drilling prospects, number of pay zones, trend potential, expected project economics and access to market. The Company incorporates its digital database, including geophysical, geological and production data, and the opinions of regional geologists and geophysicists in its participation decisions. Except within areas of mutual interest ("AMI") formed around prospects offered under the exploration agreement with the Hughes Company, the Company is free to acquire leases, develop its own prospects and explore in the onshore Gulf Coast region. The Company currently expects to continue its joint venture relationships in the future, in addition to generating its own prospects in the onshore Gulf Coast region.

  Texas

  The Company owns working interests in 30 wells in Texas that had aggregate average production in September 1997 of 40.0 MMcfe/d gross (2.4 MMcfe/d net to the Company) from depths ranging from 3,500 to 14,500 feet. Since the Company began its exploration in Texas in 1987, it has participated in 263 square miles of 3-D seismic surveys and 68 wells, of which 31 (46%) established commercial production. The Company has six gross wells (1.5 net wells) budgeted for 1998 in the Texas Gulf Coast region with a 1998 capital expenditure budget of approximately $0.9 million. The wells that the Company intends to drill in 1998 are 3-D seismic-supported and these exploratory tests would be drilled on geologic structures where the Company has established commercial production in its previous drilling attempts. As of September 30, 1997, the Company's Texas wells had produced 5.8 Bcfe net to the Company and had established estimated proved reserves of 5.7 Bcfe.

  The following is a description of three of the Company's significant current projects in the onshore Gulf Coast area of Texas:

  Dilworth Dome Project. The Dilworth Dome is a salt dome located in McMullen County that was evaluated with 3-D seismic in 1996. Three oil sands were developed in the Upper Wilcox (Carizzo Sand) at a depth of approximately 3,500 feet, with estimated total reserves of 613 MBbl and remaining reserves of 456 MBbl. The Company has a 25% working interest in this project. The Company has participated in the drilling of 17 gross wells in this field, of which 11 wells have established commercial production. As of September 30, 1997, total production from the 11 producing wells was 430 Bbl/d gross (75 Bbl/d net to the Company). The Company is a participant in approximately 4,100 acres under lease and/or farm-in, of which the Company owns approximately 1,025 net acres. It is anticipated that two Carrizo test wells will be drilled in this project in the fourth quarter of 1997.

  Mirando Hondo Project. The Mirando Hondo project located in Zapata and Webb Counties involves exploring the Berry R. Cox and South Aviators Fields, which recently have been surveyed with 3-D seismic. The Company owns an approximately 35.0% working interest in this project. The Company intends to participate in the drilling of 2.0 gross wells (0.7 net) in 1998 that have multiple objectives with the primary objective of the Upper Hinnant Sand. These wells are expected to be drilled to depths of approximately 13,000 feet. The Company recently participated in two Upper Hinnant Sand exploratory discoveries which were developed as a result of 3-D seismic data. The Company is a participant in approximately 5,450 gross acres under lease and/or farm-in, and has a 1998 capital expenditure budget of approximately $1.0 million for further development in this area.

  McCaskill Project. The McCaskill Project is a Middle Wilcox objective located in Karnes County. The Company participated in the drilling of the B.P. Green #2 (in which the Company has a 7.5% working interest) in 1993 and as of September 30, 1997, this well had produced 7.1 Bcfe (0.5 Bcfe net to the Company) from the Middle Wilcox Green Sand located at a depth of approximately 12,500 feet. After the drilling of the B.P. Green #2, a 3-D seismic study was undertaken in the area that resulted in the discovery of the Goehring Wilbern #1 (in which the Company has a 13.7% working interest). This well commenced production in October 1996, and as of September 30, 1997 had produced 1.0 Bcfe (0.1 Bcfe net to the Company). In 1998, the Company anticipates drilling one exploratory well in this project based on 3-D seismic with an estimated cost of $0.2 million.

  Louisiana

  The Company owns working interests in producing properties in Cameron and Terrebonne Parish, Louisiana that had aggregate average production for September 1997 of 17.1 MMcfe/d gross (2.4 MMcfe/d net to the Company). Since the Company began its exploration in Louisiana in 1995, it has participated in 21 square miles of 3-D seismic surveys and 14 gross wells, seven of which were completed as commercially productive, four of which are currently producing. The Company has five wells (1.0 net to the Company) budgeted for 1997 and three wells for 1998 in the Louisiana area, with a 1998 capital expenditure budget of approximately $0.8 million. The exploratory wells that are budgeted for drilling in 1998 are 3-D seismic-supported and are in the immediate area where the Company previously had established commercial production. As of September 30, 1997, the Company's Louisiana wells had produced 4.1 Bcfe (0.3 Bcfe net to the Company) and had established estimated gross proved reserves of 24.8 Bcfe (3.5 Bcfe net to the Company).

  The Company's most significant exploration project in the Louisiana region to date is the Lapeyrouse Prospect in Terrebonne Parish, approximately three miles southwest of the Bay Baptiste Field, which has produced over 120 Bcfe. The Company participated in the LL&E #157 discovery well in 1994 in this area and owns a 30.2% working interest. This well was drilled in transition zone waters of approximately 20 feet in depth and commenced production in June 1996. As of September 30, 1997, the well had produced a total of 2.4 Bcfe (0.5 Bcfe net to the Company). The Company and its joint venture partners have approximately 1,500 gross acres under lease in this project, and have 3-D seismic over the prospective area. This 3-D seismic has confirmed three separate prospective locations. These wells are expected to be drilled in depths ranging between 11,500 and 15,500 feet. The LL&E production platform was designed with facilities in place to accommodate the future drilling. The Company has five wells budgeted for drilling in 1997 and three wells budgeted for 1998 in this project, with a total 1997-1998 capital expenditure budget of approximately $2.1 million.

 Michigan Basin

  The Company has been involved in oil and natural gas exploration and production activities in the Michigan Basin since 1925. These activities include operations in the Northern and Western Niagaran Reef Trend (Silurian) and the Antrim Shale (Devonian) in Otsego, Montmorency and Manistee Counties. Beginning in 1988 the Company participated in the drilling of over 600 Antrim Shale wells. The Company currently has an interest in over 300 Antrim Shale wells (in which it owns an average 12.5% working interest), some of which have been assigned to third parties for the purpose of monitizing the Section 29 tax credits available for production from the assigned interests. See "--Joint Venture Exploration, Participation and Farm-out Agreements." The balance of the wells was sold to fund the Company's exploration program. The majority of these Antrim Shale wells are in Otsego County and produce from depths of approximately 1,300 to 1,600 feet.

  Production from the Antrim Shale, including the Section 29 tax credits available from such production, continue to be the Company's primary producing property base in this region. As a result of its shallow production in the Antrim Shale, the Company has an interest in approximately 14,000 acres held by production in Otsego County, with its deep rights being of interest, primarily for the Niagaran Reef Trend located at depths of approximately 6,500 feet. The Company has an active drilling program anticipated for the Antrim Shale in Montmorency County and Manistee County at depths of approximately 1,400 feet. The Company has approximately 8,700 gross acres leased in Manistee County, which is expected to provide sufficient acreage for development of a field if the drilling is deemed successful. The Company has a 100% working interest in this project. The Company also has an active lease program in an area of the Niagaran Reef Trend that the Company believes has been under-explored. In addition, the Company is pursuing other on-going leasing efforts in areas in the Michigan Basin. In 1998, the Company plans to evaluate a 4,500-acre lease block in Hillsdale County, with a 10 square mile 3-D seismic survey. The project is located approximately 12 miles southwest of the Albion-Scipio Field which has produced over 125 MBbl of oil and 200 Bcfe of natural gas. These wells are expected to be drilled to a depth of approximately 3,500 feet to test the primary objective of the Trenton formation (Ordovician).

JOINT VENTURE EXPLORATION, PARTICIPATION AND FARM-OUT AGREEMENTS

  The Company is a party to the joint venture exploration, participation, farm-out and other agreements described below.

 Mississippi Salt Basin Agreements

  Since March 1993, the Company has entered into a series of joint venture exploration agreements and farm-out agreements with AHC, Liberty Energy Corporation, Bonray, Inc. and Key. These agreements govern the rights and obligations of the Company and the other working-interest owners with respect to lease acquisition, seismic surveys, drilling and development of specified geographic AMIs over and around 20 salt domes in Southern Mississippi within the Mississippi Salt Basin. Pursuant to these agreements, the Company has acquired and will have the right to acquire a portion of the working interest in leases owned or acquired by the parties within the AMIs. The agreements expire between March 1, 1998 and January 1, 2000, except with respect to AMIs where a joint operating agreement has been executed, in which case the term extends as long as any lease within that AMI remains in effect.

  Under the joint venture agreement between MOC and Key, if either party elects not to participate on a proposed 3-D seismic program proposed by the other party, the non-participating party will farm-out its non-producing leasehold interest in that dome, retaining an option to participate after payout of the seismic expenses and the drilling and completion expenses of the exploratory well, for a proportionally reduced 25% working interest in the exploratory well. The non-participating party will retain 25% of its original leasehold interest outside the initial well but within the identified dome area. Without mutual agreement, no more than two 3-D seismic surveys will be committed to and/or conducted concurrently. Either party may propose an Initial Exploratory Well, defined as the first exploratory well proposed and drilled on each dome after a 3-D program has been conducted. A party electing not to participate in an Initial Exploratory Well is obligated to assign to the proposing party its interest in leases within that dome area to the depth drilled by the Initial Exploratory Well. For wells drilled without conducting a 3-D survey, a non-participating party is subject to a 400% non-consent penalty. MOC is generally the operator for leasehold acquisition and production operations, and Key is generally the operator for 3-D seismic, drilling and completion operations.

 Onshore Gulf Coast Agreements

  MOC and the Hughes Company executed a Participation Agreement dated January 1, 1994. Pursuant to the provisions of the Participation Agreement, as extended for the years 1995 and 1996, MOC had the option to participate with Hughes for a 25% of 8/8ths working interest in prospects offered by the Hughes Company during calendar years 1994, 1995 and 1996. Pursuant to participation letters, MOC elected to participate in a number of prospects including the Destino Prospect in Duval County, Texas, the Dilworth Prospect in McMullen County, Texas, the South Aviators Prospect in Zapata County, Texas, the McCaskill Prospect in Karnes County, Texas, the Mirando Hondo Prospect in Webb County, Texas, the Lapeyrouse Prospect in Terrebonne Parish, Louisiana and the Northwest Kings Bayou Prospect in Cameron Parish, Louisiana. Each of the participation letters identifies the prospect, county and area covered therein. The Participation Agreement requires MOC to pay its proportionate share of actual costs, an overhead fee, prospect bonuses and certain back-in working interests at prospect payout and program payout. The Participation Agreement provides a form of Joint Operating Agreement which is to be executed as to each prospect. The Joint Operating Agreement generally provides that the Hughes Company will be the operator, that any party may propose to drill a well or other operation subject to limitations with respect to concurrent wells and that parties electing not to participate in a proposed operation are subject to a 400% non-consent penalty. MOC is entitled to the benefit of any special marketing arrangements or price structures that the Hughes Company is able to negotiate in regard to the sale but may elect to market its share of oil or natural gas in kind.

 Michigan Basin Agreements

  MOC entered into a Purchase and Sale Agreement dated as of January 1, 1995 with Miller Shale Limited Partnership for the purpose of monetizing the
Section 29 tax credits available from most of its Antrim gas wells in Michigan, and a Purchase and Sale Agreement dated as of November 1, 1996 with Miller Shale Limited Partnership for the purpose of selling part of the reversionary interest retained by MOC under the prior Purchase and Sale Agreement. Miller Shale Limited Partnership is a Michigan limited partnership owned 1% by the general partner, Miller Shale S.V., L.L.C., an affiliate of MOC, and 99% by the limited partner, Far Gas Acquisitions Corporation, an unrelated party. As a result, pursuant to the terms of the two Purchase and Sale

Agreements, MOC has assigned its interest in the wells, leases, equipment and other property to Miller Shale Limited Partnership, reserving three separate production payments, an additional contingent payment and a reversionary interest. The first and second production payments generally entitle MOC to receive 97% of the net cash flow from the assigned properties until a specified dollar amount or specified volume is achieved from production attributable to the assigned interests. As of September 30, 1997, the estimated remaining production volume was 9.0 Bcfe and the estimated remaining dollar amount was $4.8 million. The third production payment and the additional contingent payment generally entitle MOC to receive 96% of the net cash flow from additional specified volumes of production attributable to the assigned interests. The reversionary interest entitles MOC to a reassignment of 90% of the interests after a larger specified volume of natural gas has been produced from the assigned interests. Miller Shale Limited Partnership also is obligated to make quarterly payments to MOC equivalent to a percentage of the tax credits available under Code Section 29 with respect to natural gas produced and sold from the interests assigned. MOC also has an option to repurchase the assigned interests for fair market value after December 31, 2002, the expiration date of the Section 29 tax credits.

OIL AND NATURAL GAS RESERVES

  The Company's estimated total proved reserves of oil and natural gas as of December 31, 1996, and September 30, 1997, and the present values of estimated future net revenues attributable to these reserves as of those dates were as follows:

                                         AS OF DECEMBER 31, AS OF SEPTEMBER 30,
                                                1996               1997
                                         ------------------ -------------------
                                                 (DOLLARS IN THOUSANDS,
                                                 EXCEPT PER UNIT DATA)
Net Proved Reserves:
  Crude oil (MBbl)......................       1,353.9            1,174.0
  Natural gas (MMcf)....................      56,394.2           46,378.3
  Natural gas equivalent (MMcfe)........      64,517.6           53,422.3
Net Proved Developed Reserves:
  Crude oil (MBbl)......................         534.6              421.7
  Natural gas (MMcf)....................      37,489.6           29,563.7
  Natural gas equivalent (MMcfe)........      40,697.5           32,093.9
Estimated future net revenues before
 income taxes(1)........................      $160,820           $118,313
Present value of estimated future net
 revenues before income taxes(2)........      $117,144           $ 87,484
Standardized measure of discounted
 estimated future net cash flows(3).....      $ 97,185           $ 78,319

--------

(1) The average prices for crude oil were $25.23 per Bbl at December 31, 1996 and $21.74 per Bbl at September 30, 1997. The average prices for natural gas were $3.27 per Mcf at December 31, 1996 and $3.12 per Mcf at September 30, 1997. Includes income from Section 29 tax credits of $1,043 and $794, as of December 31, 1996 and September 30, 1997, respectively.
(2) The present value of estimated future net revenues attributable to the Company's reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum on a pre-tax basis.
(3) The standardized measure of discounted estimated future net cash flows represents discounted estimated future net cash flows attributable to the Company's reserves after income taxes, calculated in accordance with Statement of Financial Accounting Standards No. 69.


  The reserve estimates reflected above were prepared by the Independent Engineers and are part of their Reserve Reports on the Company's natural gas and oil properties. Summaries of such Reserve Reports as of September 30, 1997 are attached as Appendices A and B to this Prospectus.

  In accordance with applicable requirements of the SEC, estimates of the Company's proved reserves and future net revenues are made using sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). Estimated quantities of proved reserves and future net revenues therefrom are affected by natural gas and oil prices, which have fluctuated widely in recent years. There are numerous uncertainties inherent in estimating oil and natural gas reserves and their estimated values, including many factors beyond the control of the Company. The reserve data set forth in this Prospectus represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geologic interpretation and judgment. As a result, estimates of different engineers, including those used by the Company, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development and exploration activities, prevailing natural gas and oil prices, operating costs and other factors. The revisions may be material. Accordingly, reserve estimates often are different from the quantities of natural gas and oil that ultimately are recovered and are highly dependent upon the accuracy of the assumptions upon which they are based. The Company's estimated proved reserves have not been filed with or included in reports to any federal agency. See "Risk Factors--Uncertainty of Estimates of Oil and Natural Gas Reserves."

  Estimates with respect to proved reserves that may be developed and produced in the future often are based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations in the estimated reserves and the variations may be substantial.

DRILLING ACTIVITIES

  The Company drilled, or participated in the drilling of, the following number of wells during the periods indicated:

                                                                  NINE MONTHS
                                     YEAR ENDED DECEMBER 31,         ENDED
                                  ------------------------------ SEPTEMBER 30,
                                    1994       1995      1996        1997
                                  --------- ---------- --------- --------------
                                  GROSS NET GROSS NET  GROSS NET  GROSS   NET
                                  ----- --- ----- ---- ----- --- ------- ------
   Exploratory Wells(1):
     Natural gas.................   10  2.9    8   5.3    4  0.8       2    0.6
     Oil.........................    1  0.1    4   1.7  --   --        2    0.3
     Non-productive..............   14  4.0   15   5.2   13  6.4       5    1.2
                                   ---  ---  ---  ----  ---  ---  ------ ------
       Total.....................   25  7.0   27  12.2   17  7.2       9    2.1
                                   ===  ===  ===  ====  ===  ===  ====== ======
   Development Wells(2):
     Natural gas.................    2  0.3    8   2.6  --   --       11    2.3
     Oil.........................  --   --     3   1.7    6  1.2       3    0.6
     Non-productive..............  --   --     1   0.5    2  0.4       4    0.8
                                   ---  ---  ---  ----  ---  ---  ------ ------
       Total.....................    2  0.3   12   4.8    8  1.6      18    3.7
                                   ===  ===  ===  ====  ===  ===  ====== ======

--------
(1) Includes 2.0 gross (2.0 net to the Company) Antrim Shale wells for the year ended December 31, 1995.
(2) Includes 2.0 gross (0.3 net to the Company) Antrim Shale wells for the year ended December 31, 1994 and 5.0 gross (0.7 net to the Company) Antrim Shale wells for the year ended December 31, 1995 and 9.0 gross (1.3 net to the Company) Antrim Shale wells for the nine months ended September 30, 1997.

  At September 30, 1997, the Company was in the process of drilling and/or completing one gross (0.3 net to the Company) well that is not reflected in the table.

PRODUCTIVE WELLS AND ACREAGE

 Productive Wells

  The following table sets forth the Company's ownership interest as of September 30, 1997 in productive oil and natural gas wells in the areas indicated:

                                                 OIL    NATURAL GAS     TOTAL
                                              --------- ------------- ----------
   REGION                                     GROSS NET GROSS   NET   GROSS NET
   ------                                     ----- --- -----  ------ ----- ----
   Mississippi Salt Basin....................  --   --       7    6.1    7   6.1
   Onshore Gulf Coast
     Texas...................................   15  2.7     10    1.5   25   4.2
     Louisiana...............................  --   --       4    0.6    4   0.6
   Michigan Basin/Other......................    1  0.1    308   34.3  309  34.4
                                               ---  ---  ----- ------  ---  ----
       Total.................................   16  2.8    329   42.5  345  45.3
                                               ===  ===  ===== ======  ===  ====

  Productive wells consist of producing wells and wells capable of production, including wells waiting on pipeline connection. Wells that are completed in more than one producing horizon are counted as one well. Of the gross wells reported above, none had multiple completions.

 Acreage

  Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas, regardless of whether such acreage contains proved reserves. A gross acre is an acre in which an interest is owned. A net acre is deemed to exist when the sum of fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres expressed as whole numbers and fractions thereof. The following table sets forth the approximate developed and undeveloped acreage in which the Company held a leasehold mineral or other interest at September 30, 1997:

                                       DEVELOPED    UNDEVELOPED       TOTAL
                                      ------------ -------------- --------------
   REGION                             GROSS   NET   GROSS   NET    GROSS   NET
   ------                             ------ ----- ------- ------ ------- ------
   Mississippi Salt Basin............  4,800 4,505  57,796 36,625  62,596 41,130
   Onshore Gulf Coast
     Texas...........................  9,308 1,286  22,961  6,461  32,269  7,747
     Louisiana.......................    687   162  18,658  2,427  19,345  2,589
   Michigan Basin/Other.............. 20,414 1,318  39,374 20,760  59,789 22,078
                                      ------ ----- ------- ------ ------- ------
       Total......................... 35,209 7,271 138,789 66,273 173,999 73,544
                                      ====== ===== ======= ====== ======= ======

  In addition, the Company has pre-seismic lease options to acquire an additional 741 acres, substantially all of which expire within one year.

  All of the leases for the undeveloped acreage summarized in the preceding table will expire at the end of their respective primary terms unless the existing leases are renewed or production has been obtained from the acreage subject to the lease prior to that date, in which event the lease will remain in effect until the cessation of production. To this end, the Company's forecasted drilling schedule takes into consideration not only the attractiveness of individual prospects, but the lease expirations as well. The following table sets forth the minimum remaining terms of leases for the gross and net undeveloped acreage at September 30, 1997:

                                                                  ACRES EXPIRING
                                                                  --------------
                                                                   GROSS   NET
                                                                  ------- ------
      Twelve Months Ending:
        December 31, 1997........................................   3,241    405
        December 31, 1998........................................  44,819 14,405
        December 31, 1999........................................  23,186 12,420
        Thereafter............................................... 102,753 46,314
                                                                  ------- ------
          Total.................................................. 173,999 73,544
                                                                  ======= ======

VOLUMES, PRICES AND PRODUCTION COSTS

  The following table sets forth the historical combined information and pro forma information of the Company with respect to production volumes, average prices received and average production costs for the periods indicated:

                                                                 NINE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                         ----------------------------------- --------------------------
                                                      PRO                        PRO
                                                     FORMA                      FORMA
                           1994     1995     1996     1996     1996     1997     1997
                         -------- -------- -------- -------- -------- -------- --------
Production:
  Crude oil and
   condensate (MBbls)...     39.5     31.6     46.5    243.0     35.0     33.4    151.8
  Natural gas (MMcf)....  1,228.4  1,324.0  2,030.0  8,668.0  1,555.3  1,713.0  6,295.4
  Natural gas equivalent
   (MMcfe)..............  1,465.7  1,513.3  2,309.1 10,126.8  1,765.0  1,913.3  7,206.2
Average sales prices:
  Crude oil and
   condensate ($ per
   Bbl)................. $  17.00 $  22.68 $  23.66 $  20.76 $  24.44 $  21.26 $  18.33
  Natural gas ($ per
   Mcf).................     1.97     2.08     2.77     2.39     2.39     2.53     2.47
  Natural gas equivalent
   ($ per Mcfe).........     2.11     2.29     2.91     2.54     2.59     2.63     2.55
Average Costs ($ per
 Mcfe):
  Lease operating
   expenses and
   production taxes..... $   0.55 $   0.51 $   0.49 $   0.22 $   0.43 $   0.48 $   0.21
  Depreciation,
   depletion and
   amortization.........     0.69     1.10     1.14     0.90     1.03     1.06     1.08
  General and adminis-
   trative..............     0.82     0.84     0.69     0.20     0.57     0.70     0.23

COSTS INCURRED IN OIL AND NATURAL GAS ACTIVITIES

  The following table sets forth the historical combined information and pro forma information with respect to costs incurred by the Company in oil and natural gas acquisition, exploration and development activities for the periods indicated:

                                                                  NINE MONTHS
                                                                     ENDED
                                      YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                   ----------------------------- --------------
                                                           PRO            PRO
                                                          FORMA          FORMA
                                    1994   1995  1996(1) 1996(1)  1997   1997
                                   ------ ------ ------- ------- ------ -------
                                                  (IN THOUSANDS)
Costs incurred for the year:
  Property acquisition............ $  872 $1,123 $2,264  $ 8,337 $3,033 $ 7,553
  Exploration.....................  2,003  2,130  2,340    8,080    609   4,460
  Development.....................  1,653  3,070  1,580    4,700  1,524   5,111
                                   ------ ------ ------  ------- ------ -------
    Total......................... $4,528 $6,323 $6,184  $21,117 $5,166 $17,124
                                   ====== ====== ======  ======= ====== =======

--------
(1) Includes $757 for the acquisition of proved producing properties.

  Costs incurred represent amounts incurred by the Company for exploration, property acquisition and development activities. Periodically, the Company will receive proceeds from participants subsequent to project initiation for an assignment of an interest in the project. These payments are represented by proceeds from participants.

OIL AND NATURAL GAS MARKETING AND MAJOR CUSTOMERS

  Most of the Company's oil and natural gas production is sold by its operators under price sensitive or spot market contracts. The revenues generated by the Company's operations are highly dependent upon the prices of and demand for oil and natural gas. The price received by the Company for its oil and natural gas production depends on numerous factors beyond the Company's control, including seasonality, the condition of the United States economy, foreign imports, political conditions in other oil-producing and natural gas-producing countries, the actions of the Organization of Petroleum Exporting Countries and domestic government regulation, legislation and policies. Decreases in the prices of oil and natural gas could have an adverse effect on the carrying value of the Company's proved reserves and the Company's revenues, profitability and cash flow. Although the Company currently is not experiencing any significant involuntary curtailment of its oil or natural gas production, market, economic and regulatory factors in the future may materially affect the Company's ability to sell its oil or natural gas production. See "Risk Factors-- Volatility of Oil and Natural Gas Prices" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." For the year ended December 31, 1996, sales to the Company's three largest customers on an historical combined basis were approximately 51%, 24% and 19%, respectively, of the Company's oil and natural gas revenues. Due to the availability of other markets and pipeline connections, the Company does not believe that the loss of any single oil or natural gas customer would have a material adverse effect on the Company's results of operations.

COMPETITION

  The oil and gas industry is highly competitive in all of its phases. The Company encounters competition from other oil and natural gas companies in all areas of its operations, including the acquisition of seismic options and lease options on properties. The Company's competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals and drilling and income programs. Many of the Company's competitors are large, well established companies with substantially larger operating staffs and greater capital resources than the Company's and which, in many instances, have been engaged in the exploration and production business for a much longer time than the Company. Such companies may be able to pay more for seismic and lease options on oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. See "Risk Factors--Competition" and "--Substantial Capital Requirements."

OPERATING HAZARDS AND UNINSURED RISKS

  Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services. The Company's future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on the Company's future results of operations and financial condition. See "Risk Factors-- Dependence on Exploratory Drilling Activities" and "--Shortages of Rigs, Equipment, Supplies and Personnel."

  In addition, the Company's use of 3-D seismic technology requires greater pre-drilling expenditures than traditional drilling strategies. Although the Company believes that its use of 3-D seismic technology will increase the probability of success, unsuccessful wells are likely to occur. There can be no assurance that the Company's drilling program will be successful or that unsuccessful drilling efforts will not have a material adverse effect on the Company.

  The Company's operations are subject to hazards and risks inherent in drilling for and producing and transporting oil and natural gas, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of the Company and others. The Company maintains insurance against some but not all of the risks described above. In particular, the insurance maintained by the Company does not cover claims relating to failure of title to oil and natural gas leases, trespass during 2-D and 3-D survey acquisition or surface change attributable to seismic operations, and, except in limited circumstances, losses due to business interruption. In certain circumstances in which insurance is available the Company may not purchase it. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on the Company's financial condition and results of operations. See "Risk Factors--Operating Hazards and Uninsured Risks."

EMPLOYEES

  Upon consummation of the Combination Transaction, the Company will have 23 full-time employees, including three geologists and one engineer. As drilling production activities increase, the Company intends to hire additional technical, operational and administrative personnel as appropriate. None of the Company's employees are represented by any labor union. The Company believes its relations with its employees are good. To optimize prospect generation and development, the Company uses the services of independent consultants and contractors to perform various professional services, particularly in the area of seismic data mapping, acquisition leases and lease options, construction, design, well-site surveillance, permitting and environmental assessment. Field and on-site productions operation services, such as pumping, maintenance, dispatching, inspection and testing, generally are provided by independent contractors. The Company believes that this use of third-party service providers enhances its ability to contain general and administrative expenses.

FACILITIES

  The Company currently leases approximately 8,000 square feet of office space for its principal offices in Traverse City, Michigan. The Company also leases approximately 3,300 square feet of office space in Houston, Texas, approximately 1,300 square feet of office space in Jackson, Mississippi, and approximately 2,000 square feet of office space and 3,600 square feet of warehouse space in Columbia, Mississippi.

TITLE TO PROPERTIES

  The Company believes it has satisfactory title to all of its producing properties in accordance with standards generally accepted in the oil and gas industry. As is customary in the industry in the case of undeveloped properties, little investigation of record title is made at the time of acquisition (other than a preliminary review of local records). Investigations, including a title opinion of legal counsel, generally are made before commencement of drilling operations. The Company's properties are subject to customary royalty, overriding royalty, carried, net profits, working and other similar interests, liens incident to operating agreements, liens for current taxes and other burdens. In addition, the Credit Facility is secured by certain oil and natural gas interests and other properties of MOC.

GOVERNMENTAL REGULATION

  The Company's oil and natural gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Although the Company believes it is in substantial compliance with all applicable laws and regulations, the Company is unable to predict the future cost or impact of complying with such laws because those laws and regulations frequently are amended or reinterpreted.

 State Regulation

  The states in which the Company operates require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and natural gas. These states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from wells and the regulation of spacing, plugging and abandonment of such wells. In addition, state laws generally prohibit the venting or flaring of natural gas, regulate the disposal of fluids used in connection with operations and impose certain requirements regarding the ratability of production.

 Federal Regulation

  The Company's sales of natural gas are affected by the availability, terms and cost of transportation. The price and terms for access to pipeline transportation are subject to extensive regulation. The Federal Energy Regulatory Commission ("FERC") regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. In the past, the federal government has regulated the prices at which oil and natural gas can be sold. While sales by producers of natural gas, and all sales of oil and natural gas liquids currently can be made at uncontrolled market prices, Congress could reenact price controls in the future.

  In recent years, FERC has undertaken various initiatives to increase competition within the natural gas industry. As a result of initiatives like FERC Order 636, issued in April 1992 and its progeny, the interstate natural gas transportation and marketing system has been substantially restructured to remove various barriers and practices that historically limited non-pipeline natural gas sellers, including producers, from effectively competing with interstate pipelines for sales to local distribution companies and large industrial and commercial customers. The most significant provisions of Order No. 636 require that interstate pipelines provide transportation separate or "unbundled" from their sales service, and require that pipelines provide firm and interruptible transportation service on an open access basis that is equal for all natural gas supplies. In many instances, the result of Order No. 636 and related initiatives has been to substantially reduce or eliminate the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation services. Although Order No. 636 has largely been upheld on appeal, several appeals remain pending in related restructuring proceedings. It is difficult to predict when these remaining appeals will be completed or their impact on the Company.

  FERC has announced several important transportation-related policy statements and proposed rule changes, including a statement of policy and a request for comments concerning alternatives to its traditional cost-of-service ratemaking methodology to establish the rates interstate pipelines may charge for their services. A number of pipelines have obtained FERC authorization to charge negotiated rates as one such alternative. In February 1997, FERC announced a broad inquiry into issues facing the natural gas industry to assist FERC in establishing regulatory goals and priorities in the post-Order No. 636 environment. Similarly, the Texas Railroad Commission recently has changed its regulations governing transportation and gathering services provided by intrastate pipelines and gatherers to prohibit undue discrimination in favor of affiliates. While the changes being considered by these federal and state regulators would affect the Company only indirectly, they are intended to further enhance competition in natural gas markets. Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, FERC, state commissions and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by FERC and Congress will continue.

  The price the Company receives from the sale of oil and natural gas liquids is affected by the cost of transporting products to markets. Effective January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. The Company is not able to predict with certainty the effect, if any, of these regulations on its operations. However, the regulations may increase transportation costs or reduce well head prices for oil and natural gas liquids. See "Risk Factors--Governmental Regulation and Environmental Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Environmental and Other Regulatory Matters."

ENVIRONMENTAL MATTERS

  The Company's operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend likely will continue. These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences; restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities; limit or prohibit construction, drilling and other activities on certain lands lying within wilderness, wetlands and other protected areas; require remedial measures to mitigate pollution from former operations such as plugging abandoned wells; and impose substantial liabilities for pollution resulting from the Company's operations. The permits required for various of the Company's operations are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violators are subject to civil and criminal penalties or injunction. Management believes that the Company is in substantial compliance with current applicable environmental laws and regulations, and that the Company has no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on the Company, as well as the oil and gas industry in general and thus the Company is unable to predict the ultimate cost and effects of such continued compliance in the future.

  The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and comparable state statutes impose strict, joint and several liability on certain classes of persons who are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of a disposal site or sites where a release occurred and companies that disposed or arranged for the disposal of the hazardous substances released at the site. Under CERCLA such persons or companies may be liable for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for the neighboring land owners and other third parties to file claims for personal injury, property damage and recovery of response costs allegedly caused by the hazardous substances released into the environment. The Resource Conservation and Recovery Act ("RCRA") and comparable state statutes govern the disposal of "solid waste" and "hazardous waste" and authorize imposition of substantial civil and criminal penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of "hazardous substance," state laws affecting the Company's operations impose clean-up liability relating to petroleum and petroleum-related products. In addition, although RCRA classifies certain oil field wastes as "non-hazardous," such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements.

  The Company has acquired leasehold interests in numerous properties that for many years have produced natural gas and oil. Although the Company believes that the previous owners of these interests used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties. In addition, most of the Company's properties are operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes is not under the Company's control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Notwithstanding the Company's lack of control over properties operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, adversely impact the Company.

  Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as the Company, to prepare and implement spill prevention, control countermeasure and response plans relating to the possible discharge of oil into surface waters. The Oil Pollution Act of 1990, as amended ("OPA"), contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States. For onshore facilities that may affect waters of the United States, OPA requires an operator to demonstrate $10.0 million in financial responsibility, and for offshore facilities the financial responsibility requirement is at least $35.0 million. Regulations currently are being developed under federal and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on the Company. In addition, the federal Clean Water Act and analogous state laws require permits to be obtained to authorize discharge into surface waters or to construct facilities in wetland areas. With respect to certain of its operations, the Company is required to maintain such permits or meet general permit requirements. The Environmental Protection Agency ("EPA") has adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group or seek coverage under an EPA general permit. The Company believes that it will be able to obtain, or be included under, such permits, where necessary, and to make minor modifications to existing facilities and operations that would not have a material effect on the Company. See "Risk Factors--Governmental Regulation and Environmental Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental and Other Regulatory Matters."

LEGAL PROCEEDINGS

  The Company is not a party to any material legal proceedings.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information regarding the directors, nominees for director, executive officers and certain key employees of the
Company:

                  NAME             AGE                POSITION
                  ----             ---                --------
      DIRECTORS--TERM EXPIRING IN
       1999
      C.E. "Gene" Miller..........  68 Chairman of the Board and Director
      Frank M. Burke, Jr..........  58 Director*
      DIRECTORS--TERM EXPIRING IN
       2000
      Kelly E. Miller.............  43 President, Chief Executive Officer
                                        and Director
      Dan A. Hughes, Jr...........  40 Director*
      DIRECTORS--TERM EXPIRING IN
       2001
      William J. Baumgartner......  42 Vice President-Finance, Chief Financial
                                        Officer, Secretary and Director
      William Casey McManemin.....  37 Director*
      Kenneth J. Foote............  41 Director*
      EXECUTIVE OFFICERS WHO ARE
       NOT DIRECTORS
      Douglas A. Bell.............  38 Vice President-Production
      Michael L. Calhoun..........  38 Vice President-Operations
      Lew P. Murray...............  41 Vice President-Exploration
      CERTAIN KEY EMPLOYEES
      Charles A. Morrison.........  48 Exploration Manager
      Curtiss R. Yeiter...........  41 Treasurer

--------
  *These individuals are expected to be appointed as directors of the Company on or before consummation of the Offering.

  Set forth below is a description of the backgrounds of the directors, nominees for director, executive officers and certain key employees of the Company.

  C.E. "GENE" MILLER has served as the Chairman of the Board and a director of the Company since its founding in 1997 and of MOC since MOC's founding in 1986. Since 1982, Mr. Miller has served as President, Secretary and Treasurer of Eagle Investments, Inc. ("Eagle"), an oil and gas investment company affiliated with the Company, and since 1990 has served as President, Secretary and Treasurer of Eagle International, Inc., ("Eagle International"), an international oil and gas development company also affiliated with the Company. Mr. Miller has been involved in the domestic oil and gas industry for over 35 years, primarily in Michigan and Texas. Mr. Miller is a past president of the Michigan Oil and Gas Association and also served as a director of that organization. Mr. Miller previously served as a vice president and director and on the Executive Committee of the Independent Petroleum Association of America, and as a director of the National Stripper Well Association. In addition, Mr. Miller has been involved in a number of civic activities and is a member of several boards of directors.

  KELLY E. MILLER has served as the President and Chief Executive Officer of the Company since its founding in 1997 and as President and a director of MOC since MOC's founding in 1986. Since 1982, Mr. Miller has served as a Vice President of Eagle. Mr. Miller serves on the Board of Governors of the Independent Petroleum Association of America and the Boards of Directors of the Michigan Oil and Gas Association and Republic Bancorp, Inc. (NASDAQ). Mr. Miller has been involved in the oil and gas industry since 1978, focusing his efforts in the areas of strategic planning, prospect development, acquisition and administration. Mr. Miller received a B.S. degree with a major in Petroleum Geology and a B.B.A. degree with a major in Petroleum Land Management from the University of Oklahoma. Mr. Miller also completed the Owner/President Management Program (OPM) through the Harvard University Graduate School of Business. Mr. Miller is a Certified Petroleum Geologist with the American Association of Petroleum Geologists, an international geological organization.

  WILLIAM J. BAUMGARTNER has served as the Vice President-Finance, Chief Financial Officer and Secretary and as a director of the Company since its founding in 1997 and as Vice President--Finance and Chief Financial Officer of MOC since 1991. Mr. Baumgartner previously held the positions of Controller, Treasurer and Secretary of MOC. Mr. Baumgartner was employed in public accounting and with various independent oil and gas exploration entities prior to joining MOC in 1985. Mr. Baumgartner graduated from Ferris State College in 1979 with a B.S. degree in Accounting. Mr. Baumgartner is a member of the Michigan Oil and Gas Association as well as various committees of the Independent Petroleum Association of America.

  FRANK M. BURKE, JR. has served as Chairman, Chief Executive Officer and Managing General Partner of Burke, Mayborn Company, Ltd., a private investment and consulting company located in Dallas, Texas, since 1984. Burke, Mayborn Company Ltd. provides strategic and financial consulting to selected individuals and entities. From 1960 to 1984, Mr. Burke was associated with Peat, Marwick, Mitchell & Co., an international firm of certified public accountants. Mr. Burke was elected partner in 1968, and served as a member of the Peat Marwick Board of Directors from 1978 to 1984. During the same period Mr. Burke served as Chairman, Energy Group for Peat Marwick International and National Director of Energy and Natural Resources for Peat Marwick in the United States. Mr. Burke presently serves as a director of Kaneb Services, Inc. (NYSE), Kaneb Pipe Line Partners, L.P. (NYSE) and CMS NOMECO Oil & Gas Co., a wholly owned subsidiary of CMS Energy Corporation (NYSE). In addition, Mr. Burke serves on the board of directors of numerous private corporations.

  DAN A. HUGHES JR. is a partner in Dan A. Hughes Company, an oil and gas exploration company located in Beeville, Texas, and has served as Exploration Manager of Dan A. Hughes Company since 1985. Mr. Hughes currently serves on the Regional Board of Trustees for the Independent Petroleum Association of America and as Vice President for the Lower Gulf Coast District for Texas Mid-Continent Oil & Gas Association. Mr. Hughes has been active in the oil and gas industry for more than 20 years, overseeing exploration and development activities in Texas and Louisiana, as well as internationally. Mr. Hughes received a B.B.A. degree from Texas

A&M University and attended Texas A&M University for post graduate studies in geology. Mr. Hughes is involved in a number of civic activities and is a member of several boards of directors and executive committees.

  WILLIAM CASEY MCMANEMIN is a Registered Professional Engineer in the state of Texas and received a B.S. degree in Petroleum Engineering from Texas A&M University. Since 1988 Mr. McManemin has served as an officer, shareholder and director of the Manager of SASI Minerals Company and the General Partner of Spinnaker Royalty Company, L.P. In addition, since September 1993, Mr. McManemin has served as an officer, shareholder and director of the General Partner of Republic Royalty Company. All of such companies are engaged in oil and gas property acquisition, exploration and development, including activities in several of the same regions and areas in which the Company's present and past activities are located. In addition to membership in numerous oil and gas industry associations, Mr. McManemin is a member of the Executive Committee of the Board of Trustees of The St. Mark's School of Texas.

  KENNETH J. FOOTE has served as a managing director of First National Acceptance Company, a private financial services company, since 1987. Mr. Foote's primary responsibilities are in the areas of financial analysis, taxation, and strategic planning. Additionally, Mr. Foote is a director of First National Bank of Michigan. From 1979-1982, Mr. Foote worked for the public accounting firm of Arthur Andersen and received his CPA during that time. From 1982-1987, he was a principal in two real estate ventures before joining First National Acceptance Company. Mr. Foote has a A.B. in economics from Princeton University and received his masters in accounting from New York University.

  LEW P. MURRAY has served as Vice President-Exploration of the Company since its founding in 1997 and of MOC since January 1996. Mr. Murray holds a B.S. degree with a major in Geology from the University of Oklahoma. Mr. Murray is a Certified Petroleum Geologist with the American Association of Petroleum Geologists. Mr. Murray served as Exploration Manager of MOC from 1992 until 1996 and has been involved in the exploration program of MOC and its affiliates since 1981. Mr. Murray's primary responsibilities involve the review and recommendations of all domestic and international prospects.

  DOUGLAS A. BELL has served as Vice President-Production of the Company since its founding and of MOC since January 1996. In addition, Mr. Bell has served in various production-related capacities with affiliates of MOC since his graduation from Lake Superior State University in 1981. Mr. Bell's primary responsibilities include production operations, well completions and reserve analysis.

  MICHAEL L. CALHOUN will serve as Vice President-Operations of the Company effective January 12, 1998. Mr. Calhoun is a Registered Professional Engineer in the state of Texas and received a B.S. degree in Petroleum Engineering and a B.A. degree in Business Administration from the University of Texas. In addition Mr. Calhoun received a Masters in Business Administration from Southern Methodist University. Since 1989, Mr. Calhoun has served in several capacities for Amerada Hess Corporation, including as a Financial Analyst, Manager of Production, Planning and Control, District Superintendent and, most recently, as Operations Manager for the Gulf Coast District. From 1987 to 1989, Mr. Calhoun served as an engineer for Greenwich Oil Corporation in Dallas, Texas, and from 1985 to 1987 as a field engineer for the Texas Railroad Commission.

  CURTISS R. YEITER, C.P.A. has served as Treasurer of the Company since its founding in 1997 and Controller of MOC since 1993. Mr. Yeiter graduated from Northern Michigan University with a B.S. degree in Accounting and became a Certified Public Accountant in 1982. Mr. Yeiter was employed by the public accounting firm of BDO Seidman, LLP from 1979 until 1989 at which time he began employment with MOC. Mr. Yeiter's primary responsibilities involve financial reporting, management of accounting and information systems and personnel management.

  CHARLES A. MORRISON has served as Exploration Manager of the Company since December 1, 1997. Since 1981 Mr. Morrison has been the President of Charles A. Morrison Consulting Geophysicist, Inc. located in Jackson, Mississippi. Mr. Morrison graduated from Louisiana Tech University with a B.S. degree in Geology. Prior to forming Charles A. Morrison Consulting Geophysicist, Inc., Mr. Morrison served in a geophysical capacity with several companies, including Western Geophysical Company, Cities Service Oil Company and T.H. Clements and Associates. Mr. Morrison has been responsible for the acquisition of over 30 3-D seismic surveys in the Upper Gulf Coast region and has been involved in the interpretation of over 60 3-D seismic surveys in a consulting capacity.

  The Company's Board of Directors is divided into three classes with staggered terms of office, initially ending as set forth above. Thereafter, the term for each class will expire on the date of the third annual stockholders' meeting for the election of directors following the most recent election of directors for that class. Each director holds office until the next annual meeting of stockholders for the election of directors of his class and until his successor has been duly elected and qualified. Executive officers generally are elected annually by the Board of Directors to serve, subject to the discretion of the Board of Directors, until their successors are elected or appointed. The Board of Directors of the Company has adopted a policy providing that directors are expected to maintain, directly or indirectly, a minimum investment in the Company of approximately $100,000.

  There is no family relationship between any of the directors or between any director and any executive officer of the Company except that C.E. Miller and Kelly Miller are father and son and Douglas Bell is the son-in-law of C.E. Miller and the brother-in-law of Kelly Miller. For information regarding certain business relationships between the Company and certain of its directors and executive officers, see "Certain Transactions."

COMMITTEES OF THE BOARD

  On or before consummation of the Offering, the Company will establish two standing committees of the Board of Directors: an Audit Committee and a Compensation Committee. Messrs. Burke (Chairman), Foote, Hughes and McManemin are expected to be members of the Audit Committee and Messrs. McManemin (Chairman), Burke, Foote, Hughes, C.E. Miller and Kelly Miller are expected to be members of the Compensation Committee. The Audit Committee will review the functions of the Company's management and independent accountants pertaining to the Company's financial statements and perform such other related duties and functions as are deemed appropriate by the Audit Committee or the Board of Directors. The Compensation Committee will recommend to the Board of Directors the base salaries, bonuses and other incentive compensation for the Company's officers. The Board of Directors will designate the Compensation Committee as the administrator of the Company's Stock Option and Restricted Stock Plan of 1997 (the "1997 Stock Option Plan"). See "--Executive Compensation--Employee Benefit Plans--Stock Option and Restricted Stock Plan of 1997."

DIRECTOR COMPENSATION

  Directors who are also employees of the Company are not separately compensated for serving on the Board of Directors. Directors who are not employees of the Company and who attend a minimum number of three meetings per year receive an annual retainer fee of $15,000 per year. In addition, each non-employee director receives $1,000 for attendance at each meeting of the Board of Directors and $500 for attendance at each committee meeting. The Chairman of each committee receives $750 for each committee meeting attended. All fees will be paid in shares of Common Stock. In addition, the Company reimburses directors for the reasonable expenses incurred in connection with attending meetings of the Board of Directors and its committees. Each non-employee director is granted an option on the date of each annual meeting of stockholders to purchase 3,000 shares of Common Stock. The per share exercise price of options granted to directors is 100% of the fair market value of the Common Stock on the date each option is granted. In addition, each non-employee director nominee is expected to receive upon the consummation of the Combination Transaction and this Offering an option to purchase 10,000 shares of Common Stock at an exercise price per share equal to the initial public offering price. See "--Executive Compensation--Employee Benefit Plans--Stock Option and Restricted Stock Plan of 1997."

INDEMNIFICATION AND LIMITATION OF LIABILITY

 Delaware Law Provisions

  Limitation of Liability. The Delaware Law permits corporations to adopt a provision in their certificate of incorporation eliminating, with certain exceptions, the personal liability of a director of the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty as a director. Under the Delaware Law, a corporation may not eliminate or limit director monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law,
(iii) unlawful dividends, stock repurchases or redemptions or (iv) transactions from which the director received an improper personal benefit. This provision also may not limit a director's liability for violation of, or otherwise relieve a corporation or its directors from the necessity of complying with, federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission. The Company's Certificate of Incorporation contains a provision stating that directors shall not be personally liable for monetary damage to the Company, except to the extent required by the Delaware Law.

  Indemnification. The Delaware Law generally permits indemnification of expenses incurred in the defense or settlement of a derivative or third-party action, provided that there is a determination that indemnification is proper because the person seeking indemnification acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, the person had no reasonable cause to believe the person's conduct was unlawful. Such indemnification shall be made (i) by a majority vote of disinterested directors (even though less than a quorum), (ii) by a committee of such directors designated by majority vote of such directors (even though less than a quorum), (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Without court approval, however, no indemnification may be made in respect of any derivative action in which the person is adjudged liable to the corporation. The Delaware Law requires indemnification of expenses when the individual being indemnified successfully has defended the action on the merits or otherwise.

  The Company's Certificate of Incorporation provides that directors and executive officers shall be indemnified to the full extent provided by the Delaware Law. As to other persons who are not directors or executive officers but who may be eligible for indemnification, the Certificate of Incorporation provides that such persons may be indemnified by the Company to the extent permissible by law and the Certificate of Incorporation and as authorized by the Board of Directors. The Certificate of Incorporation further provides that the Company may purchase and maintain insurance to cover such expenses, whether or not indemnification would be permissible under the Delaware Law in the absence of insurance.

  The Company intends to enter into an Indemnity Agreement with each of its directors and executive officers which provides rights additional to those available under the Delaware Law or the Company's Certificate of Incorporation or Bylaws. The Indemnity Agreements provide for indemnification in certain instances against liability and expenses incurred in connection with proceedings brought by or in the right of the Company or by third parties by reason of a person acting as an officer or director of the Company or of another company at the request of the Company.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  On or before the consummation of the Offering, the Company will establish a Compensation Committee. Messrs. McManemin, Burke, Hughes, C.E. Miller and Kelly Miller are expected to be members of the Compensation Committee. C.E. Miller, the Chairman and a director of the Company, serves as President, Secretary, Treasurer and a director of, and Kelly E. Miller, the President, Chief Executive Officer and a director of the Company, serves as Vice President of, Eagle and Eagle International. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. In the past, matters with respect to the compensation of executive officers of MOC were determined by its Board of Directors, which currently includes Kelly
E. Miller, David A. Miller, Daniel R. Miller and Sue Ellen Bell.

EXECUTIVE COMPENSATION

  The following table sets forth certain summary information concerning the compensation paid by MOC to its President and each of the other persons who will serve as executive officers of the Company whose annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 1996. The table does not include perquisites and other personal benefits for individuals for whom the aggregate amount of such compensation does not exceed the lesser of (i) $50,000 or (ii) 10% of individual combined salary and bonus for the named executive officers in that year.

                          SUMMARY COMPENSATION TABLE

                                        ANNUAL COMPENSATION
                                  --------------------------------
                                                    OTHER ANNUAL    ALL OTHER
   NAME AND PRINCIPAL POSITION     SALARY   BONUS  COMPENSATION(A) COMPENSATION
   ---------------------------    -------- ------- --------------- ------------
Kelly E. Miller, President and
 Chief Executive Officer......... $200,000     --      $9,500        $86,550(b)
William J. Baumgartner, Vice
 President-Finance, Chief
 Financial Officer and Secretary. $100,000 $30,000     $2,700        $   618(c)
Lew P. Murray, Vice President-
 Exploration..................... $ 80,000 $25,000     $7,800        $30,384(d)

--------
(a) Includes contributions made by MOC to its 401(k) Savings Plan on behalf of the individuals listed.
(b) Includes $168 for travel accident insurance and $86,382 for royalty program participation.
(c) Includes $421 for life insurance and $168 for travel accident insurance.
(d) Includes $391 for life insurance, $168 for travel accident insurance and $29,825 for royalty program participation.

 Employment Agreements

  The Company intends to enter into employment agreements with each of Messrs. Kelly Miller, Baumgartner, Calhoun, Murray and Morrison that provide for an annual base salary in an amount not less than $250,000 for Mr. Miller, $150,000 for Mr. Baumgartner, $135,000 for Mr. Calhoun, $140,000 for Mr. Murray and $150,000 for Mr. Morrison. Upon consummation of this Offering, Messrs. Miller, Baumgartner, Calhoun, Murray and Morrison also are expected to receive option grants, pursuant to the 1997 Stock Plan, to purchase 300,000, 100,000, 25,000, 100,000 and 55,000 shares, respectively, of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, which vest at the rate of one-fifth per year beginning on the first anniversary of the grant date, and 60,000, 22,500, 2,000, 15,000 and 10,000 shares of restricted Common Stock, respectively, which vest at the rate of one-third per year beginning on the first anniversary of the grant date. See "--Employee Benefit Plans--Stock Option and Restricted Stock Plan of 1997."

  Each of the employment agreements of Messrs. Miller, Baumgartner, Calhoun, Murray and Morrison will have an initial three-year term. At the end of the first year of such initial term and on every anniversary thereafter, the term of each employment agreement automatically will be extended for one year, so that the remaining term of the agreement will never be less than two years. Under each agreement, the officer's employment may be terminated upon his death or "disability," for "cause" or "good reason," (as those terms are defined in the employment agreement) or for any reason upon 60 days' notice by the employee or at will by the Company. Upon discretionary termination of employment by the Company or termination by the employee for good reason, the employee's salary and benefits will be continued for a period to be determined by the Company's Board of Directors. Upon death, disability, discretionary termination by the employee or termination for cause, no severance pay will be paid.

  Each of the employment agreements provides that the employee is eligible to participate in the Company's employee benefit plans, including the Company's matching 401(k) Savings Plan and the 1997 Stock Option Plan.

  Each of the employment agreements contains certain confidentiality obligations. In addition, in each agreement the employee will agree not to compete against the Company for a period of six months following termination in any county or parish in which the Company has a leasehold interest or active or pending seismic programs.

 Certain Other Arrangements

  The Company currently expects to pay a cash bonus upon the consummation of the Offering to Messrs. Kelly Miller, Baumgartner, Murray, Yeiter, Bell and C.W. Measley, Jr. of $100,000, $60,000, $40,000, $50,000, $10,000 and $15,000,
respectively.

 Employee Benefit Plans

  Stock Option and Restricted Stock Plan of 1997

  General. On November 17, 1997, the Company adopted the 1997 Stock Option Plan. The Board of Directors contemplates that the 1997 Stock Option Plan primarily will be used to grant stock options. However, the 1997 Stock Option Plan permits grants of restricted stock and tax benefit rights if determined to be desirable to advance the purposes of the 1997 Stock Option Plan. In this Prospectus, stock options, restricted stock and tax benefit rights are referred to as "Incentive Awards."

  Persons eligible to receive Incentive Awards under the 1997 Stock Option Plan (with certain limitations discussed below) are directors, corporate officers and other full-time employees of the Company and its subsidiaries.

  A maximum of 1,200,000 shares of Common Stock (subject to certain antidilution adjustments) will be available for Incentive Awards under the 1997 Stock Option Plan. The 1997 Stock Option Plan will not be qualified under
Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and will not be subject to the Employee Retirement Income Security Act of 1974.

  The 1997 Stock Option Plan will be administered by the Compensation Committee of the Board of Directors. The Board of Directors, in its discretion, also may require that the members of the Compensation Committee be "outside directors" as defined in the rules issued pursuant to Section 162(m) of the Code. The Compensation Committee will make determinations, subject to the terms of the 1997 Stock Option Plan, as to the persons to receive Incentive Awards, the amount of Incentive Awards to be granted to each person, the terms of each grant and all other determinations necessary or advisable for administration of the 1997 Stock Option Plan. The Compensation Committee may amend the terms of Incentive Awards granted under the 1997 Stock Option Plan from time to time in a manner consistent with the 1997 Stock Option Plan; provided, that no amendment may be effective relating to a particular Incentive Award without the consent of the relevant participant, except to the extent the amendment operates solely to the benefit of the participant.

  The 1997 Stock Option Plan took effect on November 17, 1997 and, unless earlier terminated by the Board of Directors, the 1997 Stock Option Plan will terminate on November 16, 2007. No award may be made under the 1997 Stock Option Plan after that date. The Company intends to register shares covered by the 1997 Stock Option Plan under the Securities Act.

  Stock Options. Under the 1997 Stock Option Plan, participants may be granted stock options. Certain stock options that may be granted to employees under the 1997 Stock Option Plan may qualify as incentive stock options as defined in Section 422(b) of the Code ("Incentive Stock Options"). Other stock options will not be Incentive Stock Options within the meaning of the Code. Stock options may be granted at any time prior to the termination of the 1997 Stock Option Plan according to its terms or by action of the Compensation Committee.

  The Compensation Committee will set forth the terms of individual grants of stock options in stock option agreements that will contain such terms and conditions, consistent with the provisions of the 1997 Stock Option Plan, as the Compensation Committee determines to be appropriate. These restrictions may include vesting requirements to encourage long-term ownership of shares. The Company will receive no consideration upon the award of options. The option price per share will be determined by the Compensation Committee; provided, that the option price for an Incentive Stock Option will be a price equal to or higher than the "market value" of the Company's Common Stock on the date of grant. Each non-employee director automatically is granted an option on the date of each annual meeting of stockholders to purchase 3,000 shares of Common Stock at an exercise price per share equal to 100% of the fair market value of the Common Stock on the date each option is granted.

  Although the term of each stock option will be determined by the Compensation Committee, no Incentive Stock Option will be exercisable under the 1997 Stock Option Plan after 10 years from the date it was granted. Options generally will be exercisable for limited periods of time if an option holder is terminated from employment with the Company or its subsidiaries without cause, dies or becomes disabled. If an option holder is terminated for cause, the option holder will forfeit all rights to exercise any outstanding options. No individual participant may be granted, during any calendar year, options to purchase more than 10% of the total number of shares of Common Stock available under the 1997 Stock Option Plan. The Compensation Committee may permit an option holder to exercise an option for an extended period, which may not extend beyond the earlier of either three years from the date of termination or the date on which the options expire by their terms, if (i) the option holder retires after age 62 or upon any other age determined by the Compensation Committee ("Normal Retirement"), (ii) the option holder voluntarily terminates employment with the written consent of the Compensation Committee after the option holder has attained 55 years of age and completed 15 years of service ("Early Retirement") or (iii) the option holder voluntarily terminates employment and the Compensation Committee determines the termination to be in the best interests of the Company ("Consensual Severance").

  Upon the consummation of the Offering, options under the 1997 Stock Option Plan are expected to be granted to directors, officers and certain employees of the Company to purchase a total of 751,500 shares of Common Stock at an exercise price per share equal to the initial public offering price per share set forth on the cover page of this Prospectus. These awards include options to be granted to Messrs. Kelly Miller, Baumgartner, Calhoun, Murray, Bell and Morrison to purchase 300,000, 100,000, 25,000, 100,000, 40,000 and 55,000
shares of Common Stock, respectively. All such options will have a term of 10 years and become exercisable in cumulative annual increments of one-fifth of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant.

  Upon the consummation of the Offering, each non-employee director of the Company is expected to be granted an option to purchase 10,000 shares of Common Stock. Any person who first becomes a non-employee director on or after the consummation of the Offering automatically will be granted, on the date of his or her election, an option to purchase 10,000 shares of Common Stock. In addition, on the first business day following the date on which each annual meeting of the Company's stockholders is held, each non-employee director then serving automatically will be granted an option to purchase 3,000 shares of Common Stock. Each option granted to non-employee directors will (i) have a 10-year term, (ii) have an exercise price per share equal to the fair market value of a Common Stock share on the date of grant (the initial public offering price in the case of options granted upon consummation of the Offering) and (iii) become exercisable in cumulative annual increments of one-fifth of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant. If a non-employee director resigns from the Board without the consent of a majority of the other directors, such director's options may be exercised only to the extent they were exercisable on the resignation date. The Board of Directors of the Company has adopted a policy providing that directors are expected to maintain, directly or indirectly, a minimum investment in the Company of approximately $100,000.

  Restricted Stock. In addition to the authority to grant stock options under the 1997 Stock Option Plan, the 1997 Stock Option Plan will allow the Compensation Committee to award restricted stock. Restricted stock will be subject to such terms and conditions, consistent with the provisions of the 1997 Stock Option Plan, as the Compensation Committee from time to time may determine. As with stock option grants, the Compensation Committee will set forth the terms of individual awards of restricted stock in restricted stock agreements. If a participant's employment or director or officer status is terminated during the restricted period set by the

Compensation Committee for any reason other than death or disability, or any additional reason as may be permitted by the Compensation Committee, then any shares of restricted stock still subject to restrictions will be forfeited. Unless the Compensation Committee provides otherwise in a restricted stock agreement, if a participant's employment or director or officer status is terminated during the restricted period by reason of death or disability, the restrictions on the participant's shares will terminate automatically as of the date of death or disability. The Compensation Committee, in its discretion, may provide that all or part of the restrictions on the restricted stock will lapse upon termination if the termination is by reason of Consensual Severance, Normal Retirement or Early Retirement.

  Without Compensation Committee authorization, a recipient of restricted stock may not sell, exchange, transfer, pledge, assign or otherwise dispose of such stock other than to the Company or by will or the laws of descent or distribution. In addition, the Compensation Committee may impose other restrictions on shares of restricted stock. However, holders of restricted stock will enjoy all other rights of stockholders with respect to restricted stock, including the right to vote restricted shares at stockholders' meetings and the right to receive all dividends paid with respect to restricted stock. Any securities received by a holder of restricted stock pursuant to a stock dividend, stock split, recapitalization or reorganization will be subject to the same terms, conditions and restrictions that are applicable to the restricted stock for which such shares are received.

  The Compensation Committee may provide that upon the occurrence of a "change in control" of the Company (as defined in the 1997 Stock Option Plan), all restricted stock or other Incentive Awards immediately would become fully vested, nonforfeitable or otherwise no longer subject to any restriction. The Compensation Committee may provide in the restricted stock agreement that the number of shares that automatically will vest will be limited in value to the extent that any payments that are deemed "parachute payments" as defined in
Section 280G9(b)(2) of the Code would not be subject to the excise tax imposed by Section 4999 of the Code.

  Upon the consummation of the Offering, Messrs. Kelly Miller, Baumgartner, Calhoun, Murray and Morrison are expected to receive 60,000, 22,500, 2,000, 15,000 and 10,000 shares of restricted Common Stock, respectively. As described above, an individual's restricted stock agreement may provide that shares automatically will vest upon a change in control and that such shares so vested will be limited in value to the extent deemed parachute payments, as defined in the Code. The restricted shares will vest at cumulative annual increments of one-third of the total number of restricted shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant. Because the restricted shares include the risk of forfeiture during the vesting periods, compensation expense (equivalent to the Offering price per share) will be recognized ratably over the vesting period as the risk of forfeiture passes.

  Tax Benefit Rights. The Compensation Committee also may grant tax benefit rights under the 1997 Stock Option Plan. As with options and restricted stock, the Compensation Committee will set forth the terms and conditions of tax benefit rights granted and the participants to receive tax benefit rights in written agreements. A tax benefit right entitles a participant to receive a cash payment from the Company or its subsidiaries to encourage the participant to exercise his or her options. The amount of the payment may not exceed the amount calculated by multiplying the ordinary income, if any, realized by the participant for federal tax purposes as a result of the exercise of a non-Incentive Stock Option, or as a result of the disqualifying disposition of shares acquired under an Incentive Stock Option, by the maximum federal income tax rate (including any surtax or similar charge or assessment) for corporations, plus the applicable state and local tax imposed on the exercise of the option or disqualifying disposition. Tax benefit rights may be granted only with respect to a stock option issued and outstanding or to be issued under the 1997 Stock Option Plan or any prior plans. A participant may refuse the issuance of a tax benefit right if the effect of the tax benefit right would disqualify an Incentive Stock Option, change the date of the grant or exercise price or impair the participant's existing stock options.

  The following table summarizes the number of stock options and restricted stock grants that are expected to be received by certain individuals under the 1997 Stock Option Plan upon the consummation of the Offering:

                                                NUMBER OF        SHARES OF
      NAME                                    OPTIONS(1)(2) RESTRICTED STOCK(3)
      ----                                    ------------- -------------------
      Kelly E. Miller........................    300,000          60,000
      William J. Baumgartner.................    100,000          22,500
      Lew P. Murray..........................    100,000          15,000
      Douglas A. Bell........................     40,000             --
      Michael L. Calhoun ....................     25,000           2,000
      Frank M. Burke, Jr. ...................     10,000             --
      Kenneth J. Foote.......................     10,000             --
      Dan A. Hughes, Jr. ....................     10,000             --
      William Casey McManemin................     10,000             --
      Directors and executive officers as a
       group.................................    605,000          99,500
      All employees as a group (other than
       directors and executive officers).....    146,500          10,000

--------
(1) The exercise price for options granted will be equal to the initial public offering price.
(2) Options become exercisable in cumulative annual increments of one-fifth of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant.
(3) Shares of restricted stock will vest at cumulative annual increments of one-third of the total number of shares subject thereto, beginning on the first anniversary of the date of the grant.

 401(k) Savings Plan

  In connection with the Combination Transaction, the Company will adopt MOC's 401(k) Savings Plan (the "Savings Plan"). The Savings Plan will be available to all full-time employees upon commencement of their employment and provides for discretionary matching contributions by the Company. The funds in the Savings Plan are invested in equity (including the Company's stock) and bond funds at the election of the participant. The Company-paid matching contributions under the Savings Plan vest at a rate of 20% per year, beginning after three years of service. The Savings Plan balances that have vested generally are paid at termination or retirement.

 Life Insurance Program

  The Company provides, at its sole cost, life insurance in the face amount of $150,000 on each of the lives of Messrs. Baumgartner and Murray, each of whom is entitled to designate the beneficiary of the insurance proceeds. Upon their death, $150,000 will be paid to the beneficiary designated by Messrs. Baumgartner or Murray. During 1996, the Company paid $421 and $391 in premiums for Messrs. Baumgartner's and Murray's respective policies.

 Travel Insurance Program

  The Company provides to each of Messrs. Kelly Miller, C.E. Miller, Baumgartner, Calhoun, Murray and Bell, as well as to C.W. Measley, Jr., Land Manager of the Company and MOC, travel accident insurance in the face amount of $100,000 at no cost. The insurance covers accidental death and disability in the course of business or personal travel anywhere in the world. Each covered person is entitled to designate the beneficiary of the insurance proceeds. During 1996, the Company paid $168 in premiums for each of the policies.

 Tax Credit and Royalty Participation Programs

  Tax Credit Participation Program. On April 14, 1995, MOC established the Credit Participation Program (the "Tax Program"), which is designed to reward, recognize and retain key employees of MOC who participate in an instrumental manner in the acquisition, sale and/or brokerage of production of oil and natural gas from non-conventional sources that qualify for certain tax credits under Section 29 of the Code. Under the terms of the Tax Program, participants may be entitled to a percentage of any money received by the Tax Program, including fees, reimbursements, down-payments and credits from brokerage transactions. After payment of expenses, money is allocated among and distributed to participants, pursuant to a participant's annual allocation percentages, as determined by a majority vote of MOC's shareholders. If MOC acquires properties for the purpose of the acquisition of
Section 29 Credits and MOC sells all or any part of the properties to which such credits apply, the distribution of the proceeds for the Tax Program will be net of the total invested capital plus a 10% return. If a participant's employment is terminated, any distributions pursuant to the Tax Program will terminate and the balance of current and future distributions to the participant will remain in the Tax Program to be allocated and distributed by MOC in its discretion.

   As of October 31, 1997, Mr. Baumgartner was the only participant in the Tax Program. No payments were made under the Tax Program during 1996. On or before consummation of the Offering, Mr. Baumgartner's right to participate in the Tax Program will terminate.

  Royalty Participation Program. On December 31, 1992, MOC established the Employee Participation Program (the "Royalty Program"), which is designed to provide an incentive for certain key employees to contribute to the success of MOC. Under the terms of the Royalty Program, participants receive a percentage of the overriding royalty working interest on all prospects generated by MOC. A maximum of 1/32nd of 8/8ths overriding royalty working interest is reserved for the Royalty Program on all prospects generated by MOC. If less than a 1/32nd of 8/8ths overriding royalty is reserved on such prospects, participants are assigned a proportionate share of the overriding royalty that MOC retains. A sliding scale overriding royalty is reserved against MOC's retained net revenue interest, proportionately adjusted to MOC's working interest in any specific property. The net revenue scale is used whether MOC retains an overriding royalty on its prospects, acquires a working interest from a third party or sells or distributes working interests to an entity owned by a shareholder of MOC. The Royalty Program is limited to those properties that MOC has an initial working interest in and the overriding royalty is not applied to farm-outs by MOC, sale of lease positions, purchase of reserves or recovery from lawsuits. If a participant's employment is terminated, any overriding royalties previously assigned to the participant will revert to MOC. In the event of a participant's death, any royalties due to the participant will be allocated to a beneficiary or trust designated by the participant.

  As of October 31, 1997, the following individuals participated in the Royalty Program: Mr. Kelly Miller had a 40% interest in the royalty interest; Mr. Baumgartner had a 7.5% interest in the royalty interest; Mr. Murray had a 15% interest in the royalty interest; and Kevin J. Sullivan had a 3% interest in the royalty interest. The stated percentages for Messrs. Miller and Murray apply to prospects of MOC as of January 1, 1996. To the extent that a prospect was included in the Royalty Program prior to January 1, 1996, with respect to those properties, Messrs. Miller and Murray had a 32% and 8% interest in such royalties, respectively, as of October 31, 1997. During 1996 Messrs. Miller, Baumgartner and Murray received $86,382, $29 and $29,825, respectively, under the Royalty Program. Mr. Sullivan did not receive any amount under the Royalty Program in 1996. On or before the consummation of the Offering, the participants' rights to participate in the Royalty Program will terminate.

                             CERTAIN TRANSACTIONS

THE COMBINATION TRANSACTION

  The Company was recently formed as a Delaware corporation as part of the combination of MOC with certain oil and natural gas interests owned by companies beneficially owned by individual members of the Miller family and certain oil and natural gas interests owned by certain business partners and investors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview," "Business and Properties--The Company," and the Combined Financial Statements. William Casey McManemin, a nominee for director of the Company, is an officer, shareholder and director of the Manager of SASI Minerals Company, which is exchanging interests in oil and natural gas properties for shares of Common Stock in the Combination Transaction. Kenneth J. Foote, a nominee for director of the Company, also is exchanging interests in oil and natural gas properties for shares of Common Stock in the Combination Transaction.

REGISTRATION RIGHTS AGREEMENT

  The Company has agreed that upon the consummation of the Combination Transaction it will enter into a Registration Rights Agreement with each person who will become a stockholder of the Company upon the consummation of the Combination Transaction. The Registration Rights Agreement will provide each such person certain piggyback registration rights with respect to their shares of Common Stock. See "Description of Capital Stock--Registration Rights of Certain Stockholders."

TRANSACTIONS WITH C.E. MILLER AND AFFILIATES

  The following information describes agreements or transactions between MOC and C.E. Miller, Chairman of MOC and Chairman and a director of the Company, or his affiliates:

  Service Agreement. MOC has entered into an Amended Service Agreement dated January 1, 1997, amending a prior service agreement, with Eagle, an oil and gas exploratory company beneficially owned by C.E. Miller. Under the amended agreement, MOC provides Eagle with administrative, technical, consulting and other services required by Eagle to operate its business in the ordinary course. These services include, among others, developing prospects, coordinating, permitting, drilling and facility construction and operation, maintaining joint venture relationships and providing accounting, financial, tax and budget-preparation services. As compensation for its services, Eagle has agreed to pay MOC a fixed fee of $50,000 per calendar quarter, subject to annual adjustments to be negotiated by MOC and Eagle, as well as additional fees for specialized services as agreed by the parties. Eagle also agreed to reimburse MOC its out-of-pocket expenses incurred in providing the services. Either party may terminate the agreement at any time upon 60 days' prior notice. Eagle paid MOC $100,000, $50,000 and $100,000 under the service arrangement in 1996, 1995 and 1994, respectively, which the Company believes is adequate compensation for the services provided to Eagle.

  1997 Drilling Program. MOC has entered into a 1997 Drilling Program Exploration and Participation Agreement dated August 15, 1997 with Eagle and certain companies affiliated with MOC who are participating in the Combination Transaction. Under the agreement, MOC and the affiliated companies contributed certain drilling inventory consisting of 13 prospects that had a high probability of drilling operations beginning by December 31, 1997, and that had pipelines and facilities in place, acreage and rights of way acquired and drilling units or unitization agreements secured. As consideration for the contribution of the wells, Eagle agreed to pay 100% of the actual acreage, seismic, dry hole cost and cost of completion and facilities through the tanks of the working interest represented by MOC and the affiliated companies. Eagle will receive a proportionate 50% of MOC's and the affiliated companies' rights to all depths that exist within the drilling unit or unitized area. In addition, MOC and the affiliated companies agreed to contribute the use of their existing facilities used for any common operations, such as production platforms, flowlines, pipelines or rights of way. MOC and the affiliated companies have the option to contribute additional prospects to Eagle, but only upon the consent of C.E. Miller. The parties will terminate the agreement upon the consummation of the Offering.

  Sale of Non-strategic Assets. In an effort to divest certain non-strategic assets before consummation of the Combination Transaction and the Offering, MOC has agreed to sell to Eagle working and royalty interests in certain oil and gas properties located in Michigan and Texas, as well as MOC's interests in all wells, facilities and equipment associated with such properties. The properties are located in areas where the Company does not intend to focus its exploration and production activities. No part of the Company's 1997 or 1998 capital budgets is allocated to the properties. The purchase price is $507,411, payable in cash at closing and will be distributed to the shareholders of MOC. The Company believes that the purchase price is representative of the fair market value of the interests being sold.

  Sale and Lease of Principal Offices. In July 1996 MOC sold its principal offices located at 3104 Logan Valley Road, Traverse City, Michigan to C.E. Miller and Betty Miller for $700,000. Mr. Miller is Chairman of the Board and a director of the Company and MOC. The Company is leasing the premises from Mr. and Mrs.

Miller under a five-year lease expiring in August 2001. The lease provides that the rent on the premises is $6,058 a month for the first full 11 months of the lease and thereafter increases by 4% each year. The Company believes that the rental rate is representative of the fair market rental rate for the premises and that the purchase price was representative of the fair market value of the property at the time of sale.

  Loan to MOC. Pursuant to a promissory note dated November 26, 1997, C.E. Miller,as trustee of the C.E. Miller Trust, loaned $2.5 million to MOC, which MOC used to fund a down payment made in connection with the Combination Transaction. The loan is unsecured and subordinated to the Credit Facility. Interest accrues on the loan at a variable rate equal to the New York Consensus Prime Rate and is payable monthly, and principal is payable in full on June 1, 1998. A portion of the proceeds from this Offering will be used to repay the loan. See "Use of Proceeds."

SHAREHOLDER NOTES

  In 1991, the shareholders of MOC loaned to MOC an aggregate of $7.6 million pursuant to separate loan agreements. Principal on the indebtedness is payable in full on October 18, 2006. Interest is payable within 30 days after the end of each quarter at the New York City Prime Rate, which was 8.5% per annum as of September 30, 1997, plus 2%. As of September 30, 1997, no principal payments had been made on the indebtedness, and all interest due and payable by that date had been paid. The shareholders of MOC have agreed to contribute the indebtedness to the Company as capital in connection with the Combination Transaction, resulting in cancellation of the indebtedness. Such cancellation is not expected to result in income to the Company for federal income tax purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Liquidity and Capital Resources."

TAX CREDIT AND ROYALTY PARTICIPATION PROGRAMS

  The Company has established the Tax Program and the Royalty Program under which certain key employees are entitled to receive a stated percentage of tax credits received by the Tax Program and/or royalties paid on certain prospects generated by the Company. The participants' rights to participate in the Tax Program and the Royalty Program will be terminated upon consummation of the Offering. See "Management--Executive Compensation--Tax Credit and Royalty Participation Programs."

CONSULTING AGREEMENT

  MOC and Frank M. Burke, Jr., a nominee for director of the Company, entered into a Consulting Agreement dated June 1, 1996, as subsequently amended. Pursuant to the Consulting Agreement, Mr. Burke provides MOC, as an independent contractor, certain financial, tax, strategic, marketing and other consulting services as requested by MOC. As compensation for these services, MOC has agreed to pay Mr. Burke a fee of $275 per hour. This fee is scheduled to increase to $325 per hour for services provided during 1998 and to $375 per hour for services provided during and after 1999. MOC also has agreed to reimburse Mr. Burke reasonable travel and other out-of-pocket expenses. The initial term of the Consulting Agreement was 12 months and automatically is renewed for successive 12-month periods unless terminated by either party upon 30 days' prior notice. As of September 30, 1997, MOC had paid Mr. Burke a total of $44,867 in fees and expenses.

CERTAIN EXPLORATION PROGRAMS

  A portion of the Company's exploration activities have been, and are expected to continue to be, conducted as an active working interest partner in select projects proposed in Texas and Louisiana by the Hughes Company under an exploration agreement in effect since 1994. Dan A. Hughes, Jr., a nominee for director of the Company, is a partner in and Exploration Manager of Hughes. See "Business and Properties--Core Exploration and Development Regions" and "--Joint Venture Exploration, Participation and Farm-out Agreements." At the time the exploration agreement was entered into, Mr. Hughes was not a director of the Company. Revenues attributable to these properties were approximately $240,000 and $1.3 million in 1995 and 1996, respectively. The Company currently projects capital expenditures with respect to these properties of approximately $1.4 million in 1998.

  In addition, the Company has provided to its affiliated oil and natural gas exploration companies opportunities to invest in certain oil and natural gas exploration and development projects in which the Company already has an interest. In exchange for their interests in a project, the affiliated companies, which are under common ownership with MOC, are required to pay their proportionate share of a $50,000 prospect fee charged by the Company, 110% of the associated drilling costs and their proportionate share of the royalty interests allocated to the Royalty Program. See "Management--Executive Compensation--Tax Credit and Royalty Participation Programs." This program will terminate upon the consummation of the Offering.

  Any future material transactions between the Company and its affiliates will be approved by a majority of the disinterested directors of the Company.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock on the date of this Prospectus and as adjusted to reflect the sale of the Common Stock offered hereby of (i) each stockholder of the Company selling Common Stock in this Offering (a "Selling Stockholder"), (ii) each person the Company knows to be the beneficial owner of 5% or more of the outstanding shares of Common Stock, (iii) each executive officer listed in the Summary Compensation Table, (iv) each director and nominee for director of the Company and (v) all executive officers, directors and nominees for director of the Company as a group, assuming, in each case, the issuance of an estimated aggregate of 6,930,000 shares of Common Stock to all participants in the Combination Transaction. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that each stockholder named in this table has sole investment and voting power with respect to the shares set forth opposite such stockholder's name.

                                   SHARES
                                BENEFICIALLY    SHARES  SHARES BENEFICIALLY
                              OWNED BEFORE THE   BEING    OWNED AFTER THE
                                 OFFERING(1)    OFFERED   OFFERING(1)(2)
                              ----------------- ------- -------------------------
BENEFICIAL OWNER               NUMBER   PERCENT NUMBER    NUMBER       PERCENT
----------------              --------- ------- ------- -----------    ----------
C.E. Miller(3)..............  1,415,234  20.42%     --    1,415,234       11.39%
Kelly E. Miller(4)..........    998,219  14.40% 100,002     898,217(5)     7.23%
David A. Miller(6)..........    883,945  12.76% 166,666     717,279        5.77%
 3104 Logan Valley Road
 Traverse City, Michigan
 49685
Daniel R. Miller(7).........    988,829  14.27% 166,666     822,163        6.61%
 3104 Logan Valley Road
 Traverse City, Michigan
 49685
Sue Ellen Bell(8)...........    998,219  14.40% 166,666     831,553        6.69%
 3104 Logan Valley Road
 Traverse City, Michigan
 49685
William J. Baumgartner......        --     --       --          -- (5)      --
Lew P. Murray...............        --     --       --          -- (5)      --
Frank M. Burke, Jr..........        --     --       --          -- (5)      --
Kenneth J. Foote............     43,390    *        --       43,390(5)     *
Dan A. Hughes, Jr.(9).......     26,541    *        --       26,541(5)     *
William Casey McManemin(10).  1,042,480  15.04%     --    1,042,480(5)     8.39%
SASI Minerals Company.......  1,042,480  15.04%     --    1,042,480        8.39%
 1201 Market Street, Suite
  1402
 Wilmington, Delaware 19801
Executive Officers and
 Directors
 as a group.................  3,525,864  50.88% 100,002   3,425,862       27.56%

--------
 * Less than 1%.

(1) The number of shares of Common Stock beneficially owned and percentage of ownership are based on 6,930,000 shares outstanding as of the date of this Prospectus, which represents an estimate of the number of shares of Common Stock that is expected to be issued in the Combination Transaction. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes the sole or shared power to vote or dispose of securities, regardless of having an economic interest in such securities.

(2) Assumes the issuance of 5,500,000 shares of Common Stock in the Offering and no exercise of the Underwriters' over-allotment option.
(3) Includes 228,549 shares held by the Kelly E. Miller Retained Annuity Trust #1, 228,549 shares held by the Daniel R. Miller Retained Annuity Trust #1, 342,823 shares held by the David A. Miller Retained Annuity Trust #1 and 228,549 shares held by the Sue Ellen Bell Retained Annuity Trust #1, with respect to each of which C.E. Miller is the sole trustee. Also includes 264,199 shares held by Eagle and 122,565 shares held by Eagle International, each of which is owned by a revocable trust of which C.E. Miller is the sole trustee.
(4) Includes 914,195 shares held by the Kelly E. Miller Trust, a revocable trust of which Kelly E. Miller is the sole trustee, and 84,024 shares held by Miller and Miller, Inc., which is owned by a revocable trust of which Kelly E. Miller is the sole trustee. Excludes 228,549 shares held by the Kelly E. Miller Retained Annuity Trust #1, of which Kelly E. Miller's father, C.E. Miller, is the sole trustee and of which Kelly E. Miller and trusts for the benefit of his children are the beneficiaries.
(5) Excludes the following employee stock options and shares of restricted stock expected to be issued concurrently with the consummation of the Offering. See "Management--Executive Compensation--Employee Benefit Plans."

                                                      NUMBER OF    SHARES OF
     NAME                                              OPTIONS  RESTRICTED STOCK
     ----                                             --------- ----------------
     Kelly E. Miller.................................  300,000       60,000
     William J. Baumgartner..........................  100,000       22,500
     Lew P. Murray...................................  100,000       15,000
     Frank M. Burke, Jr. ............................   10,000          --
     Kenneth J. Foote................................   10,000          --
     Dan A. Hughes, Jr. .............................   10,000          --
     William Casey McManemin.........................   10,000          --

(6) Includes 799,921 shares held by the David A. Miller Trust, a revocable trust of which David A. Miller is the sole trustee, and 84,024 shares held by Oak Shores Investments, Inc., which is owned by a revocable trust of which David A. Miller is the sole trustee. Excludes 342,823 shares held by the David A. Miller Retained Annuity Trust #1, of which David A. Miller's father, C.E. Miller, is the sole trustee and of which David A. Miller and trusts for the benefit of his children are the beneficiaries.
(7) Includes 914,195 shares held by the Daniel R. Miller Trust, a revocable trust of which Daniel R. Miller is the sole trustee, and 74,634 shares held by Double Diamond Enterprises, Inc., which is owned by a revocable trust of which Daniel R. Miller is the sole trustee. Excludes 228,549 shares held by the Daniel R. Miller Retained Annuity Trust #1, of which Daniel R. Miller's father, C.E. Miller, is the sole trustee and of which Daniel R. Miller and trusts for the benefit of his children are the beneficiaries.
(8) Includes 914,195 shares held by the Sue E. Bell Trust, a revocable trust of which Sue E. Bell is the sole trustee, and 84,024 shares held by Frontier Investments, Inc., which is owned by a revocable trust of which Sue E. Bell is the sole trustee. Excludes 228,549 shares held by the Sue Ellen Bell Retained Annuity Trust #1, of which Sue E. Bell's father, C.E. Miller, is the sole trustee and of which Sue E. Bell and trusts for the benefit of her children are the beneficiaries.
(9) Includes only those shares held by Hughes, of which Dan A. Hughes Jr. is Exploration Manager and in which Mr. Hughes is a partner.
(10) Includes only those shares held by SASI Minerals Company. William McManemin is an officer, director and shareholder of the Manager of SASI Minerals Company and disclaims beneficial ownership of these shares.

  Kelly Miller, David Miller, Daniel Miller and Sue Bell, who are the sons and daughter of C.E. Miller, the Chairman of the Board and a director of the Company, have advised the Company that they have included a portion of their shares of Common Stock in the shares being sold in this Offering to pay income taxes and to repay certain business loans to C.E. Miller.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $0.01 per share, and 2,000,000 shares of Preferred Stock, $0.01 par value per share, issuable in one or more series by the Board of Directors of the Company. Upon consummation of the Combination Transaction and the Offering, 12,430,000 shares of Common Stock will be issued and outstanding (13,345,000 shares if the Underwriters exercise their over-allotment option in full), not including stock options for an aggregate of 751,500 shares of Common Stock and 109,500 restricted shares of Common Stock that are expected to be granted to directors, officers and certain employees of the Company in connection with the Offering.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to the stockholders. The Certificate of Incorporation of the Company does not allow the stockholders to take written action without a meeting by less than unanimous consent. Each share of Common Stock is entitled to participate equally in dividends, if, as and when declared by the Company's Board of Directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of Preferred Stock. In addition, the Delaware Law limits the circumstances under which the Company can pay dividends or make other distributions to its stockholders. The Company has never paid cash dividends on its Common Stock. The shares of Common Stock have no preemptive or conversion rights, redemption rights or sinking fund provisions. The shares of Common Stock that will be issued upon the consummation of the Combination Transaction and the Offering will be duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors of the Company is authorized to issue, without further stockholder approval, up to 2,000,000 shares of Preferred Stock from time to time in one or more series and to fix such designations, powers, preferences and relative voting, distribution, dividend, liquidation, transfer, redemption, conversion and other rights, preferences, qualifications, limitations or restrictions thereon. Any such Preferred Stock could have priority over Common Stock as to dividends and as to the distribution of the Company's assets upon any liquidation, dissolution or winding up of the Company.

PROVISIONS AFFECTING CONTROL OF THE COMPANY

  In addition to the control that will be vested in the existing stockholders of the Company upon consummation of the Offering, the Company's Certificate of Incorporation, Bylaws and other plans may affect control of the Company. See "Risk Factors--Certain Antitakeover Considerations" and "--Control by Certain Stockholders." The following provisions may have an antitakeover impact and may make tender offers, proxy contests and certain mergers more difficult to consummate.

 Provisions Regarding the Board of Directors

  Classified Board. The Company's Certificate of Incorporation classifies the Company's Board of Directors into three classes serving staggered, three-year terms. Classification of the Board of Director's could have the effect of extending the time during which the existing Board of Directors could control the operating policies of the Company even though opposed by the holders of a majority of the outstanding shares of the Common Stock.

  Nomination of Directors. Under the Company's Certificate of Incorporation, all nominations for directors by stockholders are required to be delivered to the Company in writing at least 120 days prior to the date of an annual meeting of stockholders or, in the case of a special meeting of stockholders at which a director or directors would be elected, at least seven days after the date of notice of the special meeting. A nomination that is not received prior to these deadlines would not be placed on the ballot. The Board of Directors believes that advance notice of nominations by stockholders would afford a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, would provide an opportunity to inform stockholders about such qualifications. Although this nomination procedure would not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors, the nomination procedure could have the effect of precluding a nomination for the election of directors at a particular meeting if the proper procedures were not followed. The Board of Directors of the Company has adopted a policy providing that directors are expected to maintain, directly or indirectly, a minimum investment in the Company of approximately $100,000.

  Removal of Directors. Under the Delaware Law, a director of a corporation generally may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. However, unless the corporation's certificate of incorporation provides otherwise, if the corporation's board of directors is classified, directors may be removed only for cause. Also, in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against the director's removal would be sufficient to elect the director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at any election of the class of directors of which the director is a part. The Company's Certificate of Incorporation provides that directors may be removed only for cause. The Company's Certificate of Incorporation does not provide for cumulative voting.

  Under the Company's Certificate of Incorporation, subject to the rights of any series of Preferred Stock then outstanding, any director could be removed from office, but only for cause, and only by stockholder action. Generally, the vote for removal would require the affirmative vote of a majority of shares entitled to vote at an election of directors. "Cause" for removal could only be present in the circumstances specified in the Company's Certificate of Incorporation. "Cause" is present when: (i) the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (ii) the director has been adjudicated by a court of competent jurisdiction to be liable for negligence, or misconduct, in the performance of such person's duty to the Company in a matter of substantial importance to the Company and such adjudication is no longer subject to a direct appeal; (iii) the director has become mentally incompetent, whether or not so adjudicated, which mental incompetency directly affects such person's ability as a director of the Company; or (iv) the director's actions or failure to act have been in derogation of the director's duties, as provided in the Company's Bylaws or otherwise provided by law. Any proposal for removal pursuant to clauses (iii) or (iv) above that is initiated by the Board of Directors for submission to the stockholders would require the affirmative vote of at least two-thirds of the total number of directors then in office, excluding the director who is the subject of the removal action and who shall not be entitled to vote thereon.

  Qualification of Directors. Under Article VIII of the Company's Certificate of Incorporation, no person who has asserted or asserts any "Claim" (defined below) against the Company or any subsidiary (a "Plaintiff"), and no person who is or becomes associated or affiliated with any Plaintiff (a "Related Person"), would be eligible to be elected or to serve as a director until the Claim is "Finally Resolved" (defined below). A director who is validly nominated and elected as a director and who thereafter becomes a Plaintiff or Related Person would continue as a director for the remainder of the term for which the director was elected or until the director's resignation or removal. A director who is or becomes a Plaintiff or a Related Person would be required to either (i) promptly take all steps necessary to cause the director to be neither a Plaintiff nor Related Person or (ii) if the director cannot do so and the Claim has not been Finally Resolved within the "Resolution Period" (defined below), resign as a director, effective immediately, at or before the end of such Resolution Period.

  A "Claim" means any claim, cross-claim, counterclaim or third-party claim pled in any action, suit or proceeding before any court, governmental agency or instrumentality, arbitrator or similar body or authority. However, certain claims are excluded, including: (i) one which, when aggregated with all other claims asserted by the Plaintiff or any Related Person of such Plaintiff against the Company or any subsidiary that have not been Finally Resolved, could not, if decided adversely to the Company or a subsidiary, along with all other aggregated claims, cross-claims, counterclaims and third-party claims, result in liability in excess of 10% of the consolidated current assets of the Company as of the most recent quarter or render the Company insolvent; (ii) one arising pursuant to a contract between the Company and the pertinent Plaintiff or Related Person that was approved by a majority of the Continuing Directors (as defined below), including without limitation, claims arising under any indemnity or employment contract; and (iii) claims asserted in the right of the Company (i.e., derivative actions).

  The term "Finally Resolved" means that a final order has been rendered with respect to the Claim and all available appeals from such order have been exhausted or the time for seeking such review has expired. The term "Resolution Period" means the 30-day period beginning on the earlier of (i) the date on which a director of the Company notifies the Board that the director has become a Plaintiff or Related Person or (ii) the date on which the Board determines that a director has become a Plaintiff or Related Person. However, the Board could (but would not be required to) extend a Resolution Period by up to 15 days if the director establishes to the Board's satisfaction a reasonable likelihood that the Claim would be Finally Resolved or such director would cease to be both a Plaintiff and a Related Person during that extra 15-day period.

  The Board of Directors of the Company would not nominate any person for election as a director unless (i) the prospective nominee has provided the Board of Directors with (x) all information necessary or appropriate to enable the Board to determine whether the nominee is a Plaintiff or a Related Person and (y) a signed statement that the prospective nominee is not aware of any reason not disclosed to the Board of Directors why the prospective nominee would or might be considered a Plaintiff or Related Person and (ii) after receipt of the items the Board determines that the prospective nominee is not a Plaintiff or Related Person.

  Any stockholder who is uncertain whether any person the stockholder desires to nominate for election as a director is a Plaintiff or Related Person could request a determination from the Board concerning that matter, upon delivering to the Board of Directors certain information and other items and complying with certain deadlines. Within 10 days after receiving a properly submitted request (or, if it is impossible or impracticable to do so during such period, as soon as practicable thereafter), the Board of Directors would be required to consider the request and determine whether or not the candidate is a Plaintiff or Related Person who could not be nominated for election to the Board of Directors.

  If a candidate who was the subject of a proper and timely submitted request was determined not to be a Plaintiff or Related Person and the request was submitted at least five days in advance of the last date on which the requesting stockholder otherwise would have been entitled to give notice of intent to nominate the candidate, then the Board of Director's determination would operate as a waiver of the time limits otherwise applicable to the giving of such notice of intent to the extent, if any, necessary to afford the stockholder a period of five days after receipt of the Board of Director's notice within which to give notice of intent to nominate the candidate.

  If the Board of Directors determined that the candidate was a Plaintiff or Related Person and the request was submitted at least five days in advance of the last date on which the requesting stockholder otherwise would have been entitled to give notice of intent to nominate, then the Board of Director's determination would operate as a waiver of the time limits otherwise applicable to the giving of notice of intent to nominate to the extent, if any, necessary to afford the requesting stockholder a period of 15 days after receipt of the Board of Director's notice within which to give notice of intent to nominate another person in lieu of the ineligible candidate.

  Whenever any stockholder was afforded an additional time period within which to give notice of intention to nominate, the Board of Directors may afford the other stockholders of the Company a comparable additional period of time within which to give such notice.

  While the Board of Directors believes that Article VIII of the Company's Certificate of Incorporation ensures that directors and nominees for election as directors will not have significant conflicts of interest with the Company,
Article VIII also may have the effect of making stockholder nominations of director candidates more difficult.

 Board Evaluation of Certain Offers

  Article XI of the Company's Certificate of Incorporation provides that the Board of Directors will not initiate, approve, adopt or recommend any offer of any person or entity (other than the Company) to make a tender or exchange offer for any Common Stock or Preferred Stock, to merge or consolidate the Company with any other entity or to purchase or acquire all or substantially all of the Company's assets, unless and until the Board of Directors of the Company has evaluated the offer and determined that it would be in compliance with all applicable laws and that the offer is in the best interests of the Company and its stockholders. In doing so, the Board of Directors could rely on an opinion of legal counsel who is independent from the offeror, and/or may test the legality of the proposed offer before any court or agency that may have appropriate jurisdiction over the matter.

  In making its determination as to whether the transaction would be in the best interests of the Company and its stockholders, the Board of Directors would be required to consider all factors it deemed relevant, including but not limited to: (i) the adequacy and fairness of the consideration to be received by the Company and/or its stockholders, considering historical trading prices of Common Stock, the price that could be achieved in a negotiated sale of the Company as a whole, past offers to other corporations and the future prospects of the Company; (ii) the possible social and economic impact of the proposed transaction on the Company, its employees, customers and suppliers; (iii) the potential social and economic impact of the proposed transaction on the communities in which the Company and its subsidiaries operate or are located; (iv) the business and financial condition and earnings prospects of the offering party; (v) the competence, experience and integrity of the offering party and its management; and (vi) the intentions of the offering party regarding the use of the assets of the Company to finance the transaction.

 Supermajority Vote Provisions

  The Company's Certificate of Incorporation contains "supermajority" vote requirements for certain business combinations. Article X of the Certificate of Incorporation provides that, in addition to any vote required by law or other provisions of the Certificate of Incorporation, the affirmative vote of not less than 80% of the outstanding shares of "voting stock" (which is defined as all shares of the Company stock that are entitled to vote generally in the election of directors, voting as a single class) would be required for the approval of certain "business combinations" between the Company or a subsidiary and any "interested stockholder."

  A "business combination" is generally defined for purposes of Article X as including mergers, sales of all or substantially all of the assets of the Company and certain other transactions. An "interested stockholder" is defined as a person (other than the Company, its majority-owned subsidiaries or their employee benefit plans), who, alone or together with affiliated persons, beneficially owns 10% or more of the voting stock of the Company, as well as certain other persons that are affiliated with an interested stockholder.

  These requirements would not apply when the transaction was approved by a majority of the "continuing directors," which are directors who are not affiliated with an interested stockholder and who were either (i) elected to the Board of Directors of the Company prior to the time that the interested stockholder became an interested stockholder or (ii) designated, before their initial election as directors, as continuing directors by a majority of the then-continuing directors. The term excludes, however, certain persons who became directors as a result of election contests within the meaning of Rule 14a-11 under the Securities Exchange Act of 1934, as amended, or other types of proxy solicitations.

  In addition, Article XII of the Certificate of Incorporation provides that, in addition to any vote required by law or other provisions of the Certificate of Incorporation, the affirmative vote of at least 80% of the shares held by persons who are not interested stockholders (as defined in Article X) would be required to approve business combinations (as defined in Article X) of the Company or a majority owned subsidiary with any interested stockholder. This requirement would not apply if (i) the business combination was approved by a majority of the continuing directors (as defined in Article X) or (ii) certain other detailed conditions are satisfied.

 Restrictions on Amendments to Certificate of Incorporation and Bylaws of the Company

  Several provisions of the Company's Certificate of Incorporation require a greater-than-majority vote to be amended. Specifically, Article XV(A) provides that no amendment to the Certificate of Incorporation may alter, modify or repeal any or all of the provisions of Article XII (supermajority vote/fair price requirement for certain business combinations) or Article XV(A), unless the amendment is adopted by the affirmative vote of not less than 80% of the outstanding shares of voting stock held by stockholders who are not interested stockholders.

  Also, Article XV(B) of the Company's Certificate of Incorporation provides that no amendment may alter, modify or repeal any or all of the provisions of Articles VII (powers of the Board of Directors), VIII (Board of Directors classification, nomination, qualification, etc.), X (supermajority vote required for certain business combinations), XI (non-stockholder constituency provision) or XIII (limitation of certain director liability), and the stockholders would not have the right to alter, modify or repeal any or all provisions of the Company's Bylaws, unless such amendment, alteration, modification or repeal is adopted by the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock. However, the provisions of Article XV(B) would not apply to, and such 80% vote would not be required for, any amendment, alteration, modification or repeal which has first been approved by (i) the affirmative vote of 80% of the entire Board of Directors, including the affirmative vote of at least one director of each class of the Board of Directors and (ii) the affirmative vote of two-thirds of the continuing directors.

 Delaware Law Provisions

  The Company is a Delaware corporation and is subject to Section 203 of the Delaware Law. Generally, Section 203 prohibits the Company from engaging in a "business combination" (as defined in Section 203 of the Delaware Law) with an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) for three years following the date that person becomes an interested stockholder, unless (i) before that person became an interested stockholder, the Company's Board of Directors either approved the transaction which resulted in the stockholder becoming an interested stockholder or approved the business combination; (ii) upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

  Section 203 restrictions also do not apply to certain business combinations proposed prior to the consummation or abandonment of and subsequent to the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was either not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Company's Board of Directors. The extraordinary transaction must be approved or not opposed by a majority of the Board of Directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

REGISTRATION RIGHTS OF CERTAIN STOCKHOLDERS

  The Company has agreed that upon consummation of the Combination Transaction it will enter into a Registration Rights Agreement with the persons receiving shares of Common Stock in such transaction. The Company expects approximately 6,930,000 shares of Common Stock to be issued in the Combination Transaction. The actual number of shares of Common Stock issued to the participants in the Combination Transaction will be determined on the basis of the initial public offering price of the Common Stock. The

Registration Rights Agreement will provide these persons piggyback registration rights with respect to such shares ("Registrable Securities"). As a result, in the event that the Company proposes to register under the Securities Act any of its securities for its own account, these stockholders, subject to certain exceptions, will have the right to require the Company to include their Registrable Securities in the registration.

  In an underwritten offering, the Company may exclude a portion of the Registrable Securities to be registered pursuant to the piggyback registration rights on the written advice of the managing underwriter that marketing factors require a limitation on the number of such shares to be included in the offering. However, in no event may the value of the Registrable Securities to be included in such registration be reduced to less than 10% of the total value of securities included in the registration.

  The Registration Rights Agreement contains customary indemnity by the Company in favor of persons selling securities in a registration governed by the Registration Rights Agreement, and by those persons in favor of the Company and the underwriters, if any, relating to the information included in or omitted from the applicable registration statement. The registration rights will terminate as to any holder of Registrable Securities at the later of (i) one year after the closing of the Offering or (ii) at such time as such holder may sell under Rule 144 in a three-month period all Registrable Securities then held by such holder.

  Registration of shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of the Combination Transaction and the Offering, the Company will have 12,430,000 shares of Common Stock outstanding (13,345,000 shares if the Underwriters exercise their over-allotment option in full), assuming that 6,930,000 shares are issued in the Combination Transaction. The actual number of shares of Common Stock issued to the participants in the Combination Transaction will be determined on the basis of the initial public offering price of the Common Stock. Of the 12,430,000 shares expected to be outstanding, the shares of Common Stock offered hereby will be freely transferable without restriction under the Securities Act unless they are held by the Company's affiliates, as that term is used in Rule 144 under the Securities Act. The Company issued the remaining outstanding shares of Common Stock in reliance on exemptions from the registration requirements of the Securities Act, and these shares are "restricted" securities under Rule 144. These restricted shares may not be sold publicly unless they are registered under the Securities Act, sold in compliance with Rule 144 or sold in a transaction that is exempt from registration. The Company believes that the earliest date on which these restricted shares will be eligible for sale under Rule 144 is one year after the consummation of the Combination Transaction. Therefore, no such shares will be eligible for immediate sale in the public market without registration, and no shares will be eligible for sale under the volume and other limitations of Rule 144 until the expiration of that one-year period, at which time all of the shares of Common Stock currently outstanding will become eligible for sale under Rule 144, based on current SEC rules and subject to compliance with the volume limitations, manner of sale and other requirements of Rule 144. Beginning two years after the consummation of the Combination Transaction, all of those shares of Common Stock will become eligible for sale under Rule 144(k) without regard to volume limitations, manner of sale and other requirements of Rule 144, if they are not held by affiliates of the Company. Shares of Common Stock received by the Selling Stockholders in the Combination Transaction being offered hereby will not be restricted securities under Rule 144.

  In general, under Rule 144 a person (or persons whose sales are aggregated), including an affiliate, who beneficially owns shares that have been outstanding for at least one year is entitled to sell in broker transactions, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding Common Stock (approximately 124,300 shares immediately after the Offering, assuming that 6,930,000 shares are issued in the Combination Transaction and no exercise of the Underwriters' over-allotment option) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale and other limitations. In addition, except for affiliates and persons who acquired shares from affiliates within the two preceding years, a person who beneficially owns shares that have been outstanding for at least two years is entitled to sell such shares under Rule 144(k) without regard to the manner-of-sale, volume and other limitations of Rule 144. All shares of Common Stock, other than those offered hereby, are subject to lock-up agreements with the Underwriters for 180 days after the date of this Prospectus. See "Underwriting."

  Persons receiving shares of Common Stock in the Combination Transaction will be entitled to certain piggyback registration rights with respect to such shares under the Registration Rights Agreement. See "Description of Capital Stock--Registration Rights of Certain Stockholders."

  Prior to the Offering, there has been no public market for the securities of the Company. No prediction can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial numbers of shares by persons acquiring shares in the Combination Transaction or the Offering could have a negative effect on the market price of the Common Stock.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), through their representatives, Bear, Stearns & Co. Inc., Raymond James & Associates, Inc. and Stephens Inc. (the "Representatives"), severally have agreed to purchase from the Company and the Selling Stockholders the aggregate number of shares of Common Stock set forth opposite their names below:

                                                                       NUMBER OF
      UNDERWRITER                                                       SHARES
      -----------                                                      ---------
      Bear, Stearns & Co. Inc.........................................
      Raymond James & Associates, Inc.................................
      Stephens Inc....................................................
                                                                       ---------
          Total....................................................... 6,100,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to the approval of certain legal matters by their counsel and to various other conditions. The nature of the obligations of the Underwriters is such that they are committed to purchase all of the shares of Common Stock offered hereby if any are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this
Prospectus, and at such price less a concession not in excess of $   per share
of Common Stock to certain other dealers who are members of the National Association of Securities Dealers, Inc. The Underwriters may allow, and such
dealers may reallow, concessions not in excess of $   per share to certain
other dealers. After the Offering, the offering price, concessions and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted a 30-day over-allotment option to the Underwriters to purchase up to an aggregate of 915,000 additional shares of Common Stock of the Company exercisable at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the

Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. All Common Stock sold to the Underwriters upon exercise of their over-allotment option will be sold by the Company. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. The underwriting agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities under the Securities Act or will contribute to payments that the Underwriters may be required to make in respect thereof.

  The persons receiving shares of Common Stock in the Combination Transaction have agreed pursuant to lock-up agreements not to sell or offer to sell or otherwise dispose of any shares of Common Stock currently held by them, any right to acquire any shares of Common Stock or any securities exercisable for or convertible into any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc., other than as gifts or transfers by will or the laws of descent and distribution or sales to the Company.

  In addition, the Company has agreed that for a period of 180 days after the date of this Prospectus it will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell or otherwise dispose of any shares of Common Stock except for shares of Common Stock offered hereby, shares issued and options granted pursuant to the 1997 Stock Option Plan and shares issued or to be issued in acquisitions, if any.

  Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial offering price for the Common Stock will be determined by negotiations between the Company and the Representatives of the Underwriters. Among the factors to be considered in such negotiations are the results of operations of the Company in recent periods, estimates of the prospects of the Company and the industry in which the Company competes, an assessment of the Company's management, the general state of the securities markets at the time of the offering and the prices of similar securities of generally comparable companies. The Common Stock has been approved for inclusion on the Nasdaq Stock Market's National Market under the symbol "MEXP." There can be no assurance, however, that an active or orderly trading market will develop for the Common Stock or that the Common Stock will trade in the public markets subsequent to the offering at or above the initial offering price.

  In order to facilitate the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, the Underwriters may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if shares of Common Stock previously distributed in the Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid also may affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Common Stock being offered hereby will be passed upon for the Company by Warner Norcross & Judd LLP, Grand Rapids, Michigan. Certain legal matters will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

  The Combined Financial Statements as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 and the historical statements of revenues and direct operating expenses of the Acquired Properties for each of the three years in the period ended December 31, 1996, all included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto and are all included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

  Summaries of the reserve reports of S.A. Holditch & Associates, independent oil and gas consultants, with respect to the Company's Michigan oil and natural gas reserves at December 31, 1996 and September 30, 1997, and of the reserve reports of Miller and Lents, Ltd., independent oil and gas consultants, with respect to the Company's non-Michigan oil and natural gas reserves at December 31, 1996 and September 30, 1997, and certain information with respect to the Company's oil and natural gas reserves derived from such reports have been included in this Prospectus in reliance upon those firms as experts with respect to the matters contained in those reports.

                             AVAILABLE INFORMATION

  The Company has filed with the SEC a Registration Statement on Form S-1 (as amended and together with all exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered by this Prospectus. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus as permitted by the rules and regulations of the SEC. Statements in this Prospectus about the contents of any contract or other document are not necessarily complete; reference is made in each instance to the copy of the contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference. The Registration Statement and accompanying exhibits and schedules may by inspected and copies may be obtained (at prescribed rates) at the public reference facilities of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the Registration Statement also may be inspected at the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, the Common Stock will be listed on the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1500, where such material also may be inspected and copied.

  As a result of the Offering, the Company will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. In addition, these reports, proxy statements and other information also may be obtained from the web site that the SEC maintains at http://www.sec.gov.

  The Company intends to furnish its stockholders annual reports containing consolidated financial statements certified by its independent auditors and quarterly reports for each of the first three quarters of each fiscal year containing unaudited financial information.

                     GLOSSARY OF CERTAIN OIL AND GAS TERMS

  The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this Prospectus:

  Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

  Bbl/d. One stock tank barrel of oil or other liquid hydrocarbons per day.

  Bcfe. One billion cubic feet of natural gas equivalent. In reference to natural gas, natural gas equivalents are determined using the ratio of 6.0 Mcf of natural gas to 1.0 Bbl of oil, condensate of natural gas liquids.

  Completion. The installation of permanent equipment for the production of oil or natural gas.

  Developed Acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

  Development Well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

  Drilling Costs. The costs associated with drilling and completing a well (exclusive of seismic and land acquisition costs for that well and future development costs associated with proved undeveloped reserves added by the well) divided by total proved reserve additions.

  Dry Well. A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion of an oil or natural gas well.

  Exploratory Well. A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

  Farm-in or Farm-out. An agreement under which the owner of a working interest in an oil and natural gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest in the lease transferred by the assignor is a "farm-out."

  Finding and Development Costs. Capital costs incurred in the acquisition, exploration and development of proved oil and natural gas reserves divided by proved reserve additions.

  Gross Acres or Gross Wells. The total acres or wells, as the case may be, in which the Company has a working interest.

  MBbl. One thousand barrels of oil or other liquid hydrocarbons.

  Mcf. One thousand cubic feet of natural gas.

  Mcfe. One thousand cubic feet of natural gas equivalent.

  MMcf. One million cubic feet of natural gas.

  MMcf/d. One million cubic feet of natural gas per day.

  MMcfe. One million cubic feet of natural gas equivalent.

  MMcfe/d. One million cubic feet of natural gas equivalent per day.

  Net Acres or Net Wells. Gross acres or wells multiplied, in each case, by the percentage working interest owned by the Company.

  Net Production. Production that is owned by the Company less royalties and production due others.

  Oil. Crude oil or condensate.

  Operating Income. Gross oil and natural gas revenue less applicable production taxes and lease operating expenses.

  Operator. The individual or company responsible for the exploration, development and production of an oil or natural gas well or lease.

  Present Value of Future Net Revenues or PV-10. The pretax present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

  Proved Developed Reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

  Proved Reserves. The estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

  Proved Undeveloped Reserves. Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

  Royalty. An interest in an oil and natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

  Salt Dome. A generally dome-shaped intrusion into sedimentary rock that has a mass of salt as its core. The impermeable nature of the salt structure may act as a mechanism to trap hydrocarbons migrating through surrounding rock formations.

  Success Rate. The number of wells completed as a percentage of the number of wells drilled.

  2-D Seismic. The method by which a cross-section of the earth's subsurface is created through the interpretation of reflecting seismic data collected along a single source profile.

  3-D Seismic. The method by which a three dimensional image of the earth's subsurface is created through the interpretation of reflection seismic data collected over a surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, development and production.

  Working Interest. An interest in an oil and natural gas lease that gives the owner of the interest the right to drill for and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
COMBINED FINANCIAL STATEMENTS OF MILLER EXPLORATION COMPANY AND AFFILIATED
 ENTITIES
  Report of Independent Public Accountants................................   F-2
  Combined Balance Sheets as of December 31, 1995 and 1996, and September
   30, 1997 (Unaudited)...................................................   F-3
  Combined Statements of Operations for the Years Ended December 31, 1994,
   1995 and 1996 and for the Nine Months Ended September 30, 1996
   (unaudited) and 1997 (unaudited).......................................   F-4
  Combined Statements of Equity for the Years Ended December 31, 1994,
   1995 and 1996 and for the Nine Months Ended September 30, 1997
   (unaudited)............................................................   F-5
  Combined Statements of Cash Flows for the Years Ended December 31, 1994,
   1995 and 1996 and for the Nine Months Ended September 30, 1996
   (unaudited) and 1997 (unaudited).......................................   F-6
  Notes to Combined Financial Statements..................................   F-7
STATEMENTS OF THE MILLER EXPLORATION COMPANY ACQUIRED PROPERTIES:
  Report of Independent Public Accountants................................  F-18
  Historical Statements of Revenues and Direct Operating Expenses for the
   Years Ended December 31, 1994, 1995 and 1996 and for the Nine Months
   Ended September 30, 1996 (unaudited) and 1997 (unaudited)..............  F-19
  Notes to Historical Statements of Revenues and Direct Operating
   Expenses...............................................................  F-20

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Miller Exploration Company:

  We have audited the accompanying combined balance sheets of MILLER EXPLORATION COMPANY (a Delaware corporation) and affiliated entities identified in Note 1 (collectively, the "Company") as of December 31, 1995 and 1996, and the related combined statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Company as of December 31, 1995 and 1996, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Detroit, Michigan
October 10, 1997 (except
with respect to certain
matters discussed in Note 15
to the combined financial
statements as to which the
date is December 4, 1997)

               MILLER EXPLORATION COMPANY AND AFFILIATED ENTITIES

                            COMBINED BALANCE SHEETS

                                            AS OF DECEMBER 31,        AS OF
                                            --------------------  SEPTEMBER 30,
                                              1995       1996         1997
                                            ---------  ---------  -------------
                                                                   (UNAUDITED)
                                                     (IN THOUSANDS)
                  ASSETS
                  ------
CURRENT ASSETS:
  Cash and cash equivalents................ $     180  $     410     $   107
  Accounts receivable......................     1,236      2,246       2,253
  Inventories..............................        55         47          47
  Prepaid expenses.........................        56         66          36
  Other current assets.....................        27        385         186
                                            ---------  ---------     -------
    Total current assets...................     1,554      3,154       2,629
                                            ---------  ---------     -------
OIL AND GAS PROPERTIES--at cost (full cost
 method):
  Proved oil and gas properties............    23,666     27,883      30,720
  Unproved oil and gas properties..........     1,453      2,811       2,284
  Less-Accumulated depreciation, depletion
   and amortization........................    (7,388)    (9,962)    (11,841)
                                            ---------  ---------     -------
    Net oil and gas properties.............    17,731     20,732      21,163
                                            ---------  ---------     -------
PROPERTY AND EQUIPMENT--NET................       720        164         201
                                            ---------  ---------     -------
    Total assets........................... $  20,005  $  24,050     $23,993
                                            =========  =========     =======
          LIABILITIES AND EQUITY
          ----------------------
CURRENT LIABILITIES:
  Notes payable............................ $   2,158  $   3,942     $ 4,515
  Current portion of long-term debt........       --         216         238
  Accounts payable.........................       815        891         743
  Accounts payable--related parties........        42        218         135
  Oil and gas distributions payable........       233        307         256
  Accrued interest.........................       206        223         202
  Other accrued expenses...................        80         39           6
                                            ---------  ---------     -------
    Total current liabilities..............     3,534      5,836       6,095
                                            ---------  ---------     -------
LONG-TERM DEBT.............................     7,643      8,723       8,186
DEFERRED REVENUE...........................     1,418      1,722       1,680
COMMITMENTS AND CONTINGENCIES (NOTE 7)
EQUITY:
  Preferred stock, $0.01 par value;
   2,000,000 shares authorized; none
   outstanding.............................       --         --          --
  Common stock, $0.01 par value; 20,000,000
   shares authorized; none outstanding.....       --         --          --
  Combined equity..........................       141         72         197
  Retained earnings........................     7,269      7,697       7,835
                                            ---------  ---------     -------
    Total equity...........................     7,410      7,769       8,032
                                            ---------  ---------     -------
    Total liabilities and equity........... $  20,005  $  24,050     $23,993
                                            =========  =========     =======

    The accompanying notes are an integral part of these combined financial statements.

               MILLER EXPLORATION COMPANY AND AFFILIATED ENTITIES

                       COMBINED STATEMENTS OF OPERATIONS

                                                                FOR THE NINE
                                           FOR THE YEAR         MONTHS ENDED
                                        ENDED DECEMBER 31,      SEPTEMBER 30,
                                      ------------------------  --------------
                                       1994    1995     1996     1996    1997
                                      ------  -------  -------  ------  ------
                                                                 (UNAUDITED)
                                                 (IN THOUSANDS)
REVENUES:
  Natural gas........................ $2,424  $ 2,748  $ 5,614  $3,719  $4,329
  Crude oil and condensate...........    672      715    1,101     854     710
  Other operating revenues...........    167      296      395     355     492
                                      ------  -------  -------  ------  ------
    Total operating revenues.........  3,263    3,759    7,110   4,928   5,531
                                      ------  -------  -------  ------  ------
OPERATING EXPENSES:
  Lease operating expenses and
   production taxes..................    811      777    1,123     753     917
  Depreciation, depletion and
   amortization......................  1,009    1,666    2,629   1,826   2,019
  General and administrative.........  1,200    1,270    1,591   1,002   1,335
                                      ------  -------  -------  ------  ------
    Total operating expenses.........  3,020    3,713    5,343   3,581   4,271
                                      ------  -------  -------  ------  ------
OPERATING INCOME.....................    243       46    1,767   1,347   1,260
                                      ------  -------  -------  ------  ------
INTEREST EXPENSE.....................   (810)  (1,017)  (1,139)   (789)   (922)
                                      ------  -------  -------  ------  ------
LAWSUIT SETTLEMENT...................    --     3,521      --      --      --
                                      ------  -------  -------  ------  ------
NET INCOME (LOSS).................... $ (567) $ 2,550  $   628  $  558  $  338
                                      ======  =======  =======  ======  ======



    The accompanying notes are an integral part of these combined financial statements.

               MILLER EXPLORATION COMPANY AND AFFILIATED ENTITIES

                         COMBINED STATEMENTS OF EQUITY

                                                      COMBINED RETAINED TOTAL
                                                       EQUITY  EARNINGS EQUITY
                                                      -------- -------- ------
                                                           (IN THOUSANDS)
BALANCE--January 1, 1994                               $ 301    $6,486  $6,787
  Contributions and return of capital, net...........    (24)      --      (24)
  Net loss...........................................    --       (567)   (567)
  Dividends declared.................................    --       (600)   (600)
                                                       -----    ------  ------
BALANCE--December 31, 1994...........................    277     5,319   5,596
  Contributions and return of capital, net...........   (136)      --     (136)
  Net income.........................................    --      2,550   2,550
  Dividends declared.................................    --       (600)   (600)
                                                       -----    ------  ------
BALANCE--December 31, 1995...........................    141     7,269   7,410
  Contributions and return of capital, net...........    (69)      --      (69)
  Net income.........................................    --        628     628
  Dividends declared.................................    --       (200)   (200)
                                                       -----    ------  ------
BALANCE--December 31, 1996...........................     72     7,697   7,769
  Contributions and return of capital, net
   (unaudited).......................................    125       --      125
  Net income (unaudited).............................    --        338     338
  Dividends declared (unaudited).....................    --       (200)   (200)
                                                       -----    ------  ------
BALANCE--September 30, 1997 (Unaudited)..............  $ 197    $7,835  $8,032
                                                       =====    ======  ======




    The accompanying notes are an integral part of these combined financial statements.

               MILLER EXPLORATION COMPANY AND AFFILIATED ENTITIES

                       COMBINED STATEMENTS OF CASH FLOWS

                                                             FOR THE NINE
                                      FOR THE YEAR ENDED     MONTHS ENDED
                                         DECEMBER 31,        SEPTEMBER 30,
                                     ----------------------  --------------
                                      1994    1995    1996    1996    1997
                                     ------  ------  ------  ------  ------
                                                              (UNAUDITED)
                                                 (IN THOUSANDS)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net income (loss)................  $ (567) $2,550  $  628  $  558  $  338
  Adjustments to reconcile net
   income (loss) to net cash from
   operating activities--
    Depreciation, depletion and
     amortization..................   1,009   1,666   2,629   1,826   2,019
    Deferred revenue...............     --      (21)    (27)    (19)    (42)
    Lawsuit settlement.............     --   (3,521)    --      --      --
    Changes in assets and
     liabilities--
      Accounts receivable..........   1,250    (200) (1,010)   (495)     (7)
      Other current assets.........     324      67    (360)   (304)    229
      Accounts payable.............    (145)    (60)    252      55    (231)
      Oil and gas distributions
       payable.....................    (113)     20      74      65     (51)
      Other accrued expenses.......     (38)     10     (24)    226     (54)
                                     ------  ------  ------  ------  ------
        Net cash flows provided by
         operating activities......   1,720     511   2,162   1,912   2,201
                                     ------  ------  ------  ------  ------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Exploration and development
   expenditures....................  (4,528) (6,323) (6,184) (4,614) (5,166)
  Advance payment of natural gas
   sales...........................     --    1,439     185     --      --
  Proceeds from sale of oil and gas
   properties and purchases of
   equipment, net..................   3,378   1,212   1,256     775   2,679
  Proceeds from lawsuit settlement.     --    3,521     --      --      --
                                     ------  ------  ------  ------  ------
        Net cash flows used in
         investing activities......  (1,150)   (151) (4,743) (3,839) (2,487)
                                     ------  ------  ------  ------  ------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Payments of principal............     --      --      (55)    --     (514)
  Net borrowing on line-of-credit..     229     359   2,785   1,860     572
  Long-term debt borrowing.........     --      --      350     --      --
  Contributions and return of
   capital, net....................     (24)   (136)    (69)    175     125
  Payments of dividends............    (600)   (600)   (200)   (200)   (200)
                                     ------  ------  ------  ------  ------
        Net cash flows provided by
         (used in) financing
         activities................    (395)   (377)  2,811   1,835     (17)
                                     ------  ------  ------  ------  ------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................     175     (17)    230     (92)   (303)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF THE PERIOD...........      22     197     180     180     410
                                     ------  ------  ------  ------  ------
CASH AND CASH EQUIVALENTS AT END OF
 THE PERIOD........................  $  197  $  180  $  410  $   88  $  107
                                     ======  ======  ======  ======  ======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the period for--
    Interest.......................  $  770  $1,005  $1,122  $  798  $  943
                                     ======  ======  ======  ======  ======

    The accompanying notes are an integral part of these combined financial statements.

              MILLER EXPLORATION COMPANY AND AFFILIATED ENTITIES

                    NOTES TO COMBINED FINANCIAL STATEMENTS

(1) ORGANIZATION, COMBINATION AND NATURE OF OPERATIONS

 The Combination

  Miller Exploration Company ("Miller") was recently formed as a Delaware corporation to serve as the surviving company upon the completion of a series of combination transactions (the "Combination"). The Combination includes the following transactions: Miller will acquire all of the outstanding capital stock of Miller Oil Corporation ("MOC") and certain oil and gas interests owned by Miller & Miller, Inc., Double Diamond Enterprises, Inc., Frontier Investments, Inc., Oak Shores Investments, Inc., Eagle Investments, Inc. (d/b/a Victory, Inc.) and Eagle International, Inc. (all Michigan corporations owned by the Miller family members who are beneficial owners of MOC) in exchange for an aggregate consideration of approximately 5.3 million shares of common stock of Miller (the "Common Stock"). Miller plans to complete the Combination concurrently with the consummation of an initial public offering of its Common Stock (see Note 15). The operations of all of these entities have been managed through the same management team, and have been owned by the same members of the Miller family.

 Principles of Combination

  The accompanying combined financial statements include the accounts of Miller, MOC and the other affiliated entities described above, all of which share common ownership and management (collectively, the Company). Upon completion of the transactions described above, the Combination will be accounted for as a reorganization of entities under common control in a manner similar to a pooling-of-interests, as prescribed by Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 47 because of the high degree of common ownership among, and the common control of, the combined entities. Accordingly, the accompanying combined accounts have been prepared using the historical costs and results of operations of the affiliated entities. There were no differences in accounting methods or their application among the combining entities. All intercompany balances have been eliminated.

 Other Transactions Completed Concurrently With the Initial Public Offering

  In addition to the above combined activities of the Company, concurrently with the initial public offering, the Company will exchange an aggregate of approximately 1.6 million shares of Common Stock for interests in certain other oil and gas properties that are currently owned by non-affiliated parties. Because these interests will be acquired from individuals who are not under the common ownership and management of the Company, these exchanges will be accounted for under the purchase method of accounting. Under that method, the properties will be recorded at their estimated fair value at the date on which the exchange is consummated. The combined financial statements do not include the activities of these non-affiliated interests.

 Nature of Operations

  The Company is a domestic, independent energy company engaged in the exploration, development and production of crude oil and natural gas. The Company has established exploration efforts concentrated primarily in three provinces: the Mississippi Salt Basin of central Mississippi; the onshore Gulf Coast region of Texas and Louisiana; and the Michigan Basin.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Oil and Gas Properties

  The Company follows the full cost method of accounting and capitalizes all costs related to its exploration and development program, including the cost of nonproductive drilling and surrendered acreage. Such capitalized costs include lease acquisition, geological and geophysical work, delay rentals, drilling, completing and equipping oil and gas wells, together with internal costs directly attributable to property acquisition, exploration

              MILLER EXPLORATION COMPANY AND AFFILIATED ENTITIES and development activities. The capitalized costs are amortized on an overall unit-of-production method based on total estimated proved oil and gas reserves. Additionally, certain costs associated with major development projects and all costs of unevaluated leases are excluded from the depletion base until reserves associated with the projects are proved or until impairment occurs.

  To the extent that capitalized costs (net of accumulated depreciation, depletion and amortization) exceed the sum of discounted estimated future net cash flows from proved oil and gas reserves (using unescalated prices and costs and a 10% per annum discount rate) and the lower of cost or market value of unproved properties, such excess costs are charged against earnings. The Company did not have any such charges against earnings during the years ended December 31, 1994, 1995 or 1996 or during the nine months ended September 30, 1997.

 Interim Financial Data (Unaudited)

  The combined financial statements and related information as of and for the nine months ended September 30, 1996 and 1997 included herein are unaudited and, in the opinion of management, reflect all adjustments (consisting of only recurring adjustments) necessary for a fair presentation of financial position, results of operations and cash flows.

  These unaudited combined financial statements should be read in conjunction with the Company's combined financial statements as of and for the year ended December 31, 1996. The results of operations for the nine months ended September 30, 1996 and 1997 are not necessarily indicative of operating results for a full year. Additionally, all other financial statement information contained in the Notes to Combined Financial Statements, which occurred subsequent to December 31, 1996, is unaudited.

 Income Taxes

  The Company and the combined affiliated entities have either elected to be treated as S corporations under the Internal Revenue Code or are otherwise not taxed as entities for federal income tax purposes. The taxable income or loss is therefore allocated to the equity owners of the Company and the combined affiliated entities. Accordingly, no provision was made for income taxes in the accompanying combined financial statements.

  Due to the use of different methods for tax and financial reporting purposes in accounting for various transactions, including intangible drilling costs and geological and geophysical costs, and for the sale of oil and gas properties, the Company has temporary differences between its tax basis and financial reporting basis. Had the Company been a taxpaying entity, a deferred tax liability of approximately $5.9 million, $5.8 million and $5.5 million at December 31, 1995 and 1996, and September 30, 1997, respectively, would have been recorded for this difference, with a corresponding reduction in retained earnings. Additionally, had the Company been a taxpaying entity, an income tax provision (credit) of approximately $830,000, $(10,000) and $(60,000) would have been recorded for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1997, respectively.

 Financial Instruments

  The fair value of short-term financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their carrying amounts in the financial statements due to the short maturity of such instruments.

              MILLER EXPLORATION COMPANY AND AFFILIATED ENTITIES

  The fair value of notes payable and long-term debt approximate their carrying amounts in the financial statements as the individual borrowings bear interest at floating market interest rates.

 Revenue Recognition

  Crude oil and natural gas revenues are recognized as production takes place and the sale is completed and the risk of loss transfers to a third party purchaser.

 Inventories

  Inventories consist of oil field casing utilized in the Company's exploration activities. Inventories are valued at the lower of cost (first-in, first-out method) or market.

Cash and Cash Equivalents

  Cash and cash equivalents are comprised of cash and U.S. Government Securities with original maturities of three months or less.

 Hedging Activities

  Beginning in 1997, the Company began to periodically enter into hedging arrangements to manage price risks related to crude oil and natural gas sales and not for speculative purposes. The Company's hedging arrangements apply only to a portion of its production, provide only partial price protection against declines in crude oil and natural gas prices and limit potential gains from future increases in prices. For financial reporting purposes, gains and losses related to hedging are recognized as income when the hedged transaction occurs. Historically, gains and losses from hedging activities have not been material. During 1994, 1995 and 1996, the Company did not hedge any of its crude oil or natural gas production. As of September 30, 1997, the Company had the following volumes of open natural gas contracts:

                                                                VOLUME
      PRODUCTION PERIOD                                         (MMCF) PRICE/MCF
      -----------------                                         ------ ---------
      October 1997.............................................  51.0    $2.45
      November 1997............................................  44.3     2.90
      December 1997............................................  26.6     2.92
      January 1998.............................................   8.9     2.98
      February 1998............................................   8.9     2.71
      March 1998...............................................   8.9     2.48

 Net Income (Loss) Per Share

  Net income (loss) per share has been omitted from the combined statements of operations since such information is not meaningful and the historically combined Company is not a separate legal entity with a singular capital structure. Pro forma net income (loss) is presented elsewhere in the Prospectus using the weighted average number of common shares outstanding after giving effect to the Combination.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

              MILLER EXPLORATION COMPANY AND AFFILIATED ENTITIES disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting periods. Accordingly, actual results could differ from these estimates. Significant estimates include depreciation, depletion and amortization of proved oil and natural gas properties. Oil and natural gas reserve estimates, which are the basis for unit-of-production depletion and the cost ceiling test are, inherently imprecise and are expected to change as future information becomes available.

(3) ACCOUNTS RECEIVABLE

  Accounts receivable consisted of the following components:

                                         DECEMBER 31, DECEMBER 31, SEPTEMBER 30,
                                             1995         1996         1997
                                         ------------ ------------ -------------
                                                                    (UNAUDITED)
                                                     (IN THOUSANDS)
      Joint interest receivable.........    $  730       $1,003       $1,678
      Oil and gas revenue receivable....       496        1,227          575
      Advance billings receivable.......        10           16          --
                                            ------       ------       ------
          Total accounts receivable.....    $1,236       $2,246       $2,253
                                            ======       ======       ======

  Joint interest receivable represents exploration, development and production costs paid by the Company on behalf of joint owners in excess of amounts collected from them. At December 31, 1995 and 1996, and September 30, 1997, the joint interest receivable balance due from related parties total $362,508, $655,263 and $713,482, respectively.

  Oil and gas revenue receivable represents the Company's portion of revenue attributable to production that was uncollected at year end.

  Advance billings receivable represents the uncollected portion of amounts billed by the Company to joint owners in advance of when the related well costs have been incurred.

(4) PROPERTY AND EQUIPMENT - NET

  Property and equipment - net consists primarily of office furniture, equipment and computer software and hardware. Depreciation and amortization are calculated using straight-line and accelerated methods over the estimated useful lives of the related assets, which typically range from 5 to 20 years.

  Depreciation expense for property and equipment totaled $36,081, $58,827, $54,259 and $39,391 for the years ended December 31, 1994, 1995, 1996 and for the nine months ended September 30, 1997, respectively.

(5) NET PRODUCTION PAYMENTS

  During 1995, the Company transferred a limited-term working interest, based on specified volumes, in certain natural gas producing properties to Miller Shale Limited Partnership ("MSLP"), an affiliated entity. Under the terms of the agreement, the Company will receive payments equal to 97% of the net profits from MSLP, as defined in the agreement, arising from the production of those properties.

  The payments received by the Company are reflected on a gross basis in the accompanying combined financial statements and the associated proved reserves are also reflected in the accompanying supplemental oil and gas disclosures to the combined financial statements.

  During 1995 and 1996, the Company also received advance cash payments from MSLP of $1,439,394 and $185,000, respectively. These proceeds have been recorded as deferred revenue, which will be recognized in income as the natural gas volumes under the agreement are delivered.

              MILLER EXPLORATION COMPANY AND AFFILIATED ENTITIES

  The payments to be received by the Company, arising from this agreement, are collateralized by a mortgage on the respective natural gas properties.

(6) NOTES PAYABLE AND LONG-TERM DEBT

  At December 31, 1995, 1996 and September 30, 1997, the Company had a notes payable balance of $2,158,446, $3,942,661 and $4,514,991, respectively, which represent a borrowing against a $5,000,000 bank line-of-credit which bears interest at the bank's prime rate. In October 1997, the Company extended this line-of-credit until January 1998. In 1997, the Company also signed into another $1,000,000 line-of-credit, which expires in January 1998 and bears interest at the bank's prime rate plus one-quarter of 1%. These notes are collateralized by the Company's reserved interest in the natural gas properties discussed in Note 5.

  During 1996, the Company also signed into a $1,000,000 term-loan payable to a bank, with interest at the prime rate, maturing September 2000. This term-loan requires quarterly payments of $24,477 and is collateralized by the Company's reserved interest in the natural gas properties discussed in Note 5. At December 31, 1996 and September 30, 1997, the balance of the term-loan was $945,662 and $781,162, respectively.

  The Company also has unsecured notes payable to stockholders, with interest payable quarterly at 2% over the prime rate. The notes are due in October 2006 and are subordinate to the two notes payable and the term-loan. At December 31, 1995, 1996 and September 30, 1997, the balance of the notes payable to stockholders were $7,643,000, $7,993,000 and $7,643,000, respectively. The weighted average interest rate for all of the Company's borrowings was 10.4%, 10.0% and 9.5% as of December 31, 1995, 1996 and September 30, 1997,
respectively. Minimum principal payments on notes payable and long-term debt as of December 31, 1996 are as follows:

                                        (IN THOUSANDS)
             1997......................    $  4,158
             1998......................         233
             1999......................         253
             2000......................         244
             2001......................         --
             Thereafter................       7,993
                                           --------
                                           $ 12,881
                                           ========

(7) COMMITMENTS AND CONTINGENCIES

 Leasing Arrangements

  The Company leases its office building in Traverse City, Michigan from a related party. The lease term is for five years beginning in 1996 and contains an annual 4% escalation clause. The Company also leases office space in Houston, Texas. Terms of the Houston lease agreement, which expires in February 1998, provide for monthly rent of $1,663. In September 1997, the Company signed into a new lease agreement in Houston for five additional years.

  Future minimum lease payments required of the Company for years ending December 31, are as follows:

                                        (IN THOUSANDS)
             1997......................      $ 98
             1998......................       128
             1999......................       132
             2000......................       135
             2001......................       110
             Thereafter................        62
                                             ----
                                             $665
                                             ====

              MILLER EXPLORATION COMPANY AND AFFILIATED ENTITIES

  Total net rent expense under these lease arrangements was $12,495, $18,009, $59,735 and $72,894 for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1997, respectively.

 Employee Benefit Plan

  The Company has a qualified 401(k) savings plan (the "Plan") covering substantially all eligible employees. The Plan provides for discretionary matching contributions by the Company. Contributions charged against operations totaled $52,753, $38,714, $42,278 and $44,958 for the years ended December 31, 1994, 1995 and 1996, and for the nine months ended September 30, 1997, respectively.

 Tax Credit and Royalty Participation Programs

  Various employees are eligible to participate in the Company's Tax Credit and Royalty Participation Programs, which are designed to provide incentive for certain key employees of the Company. Under the programs, the employees will receive cash payments from the Company, based on overriding royalty working interests, fees, reimbursements and other financial items. These payments to the employees, which have been charged against operations, totaled $257,301, $139,365, $116,236 and $100,113 for the years ended December 31,
1994, 1995 and 1996, and for the nine months ended September 30, 1997, respectively. These programs will be terminated on or before the consummation of the initial public offering (see Note 15).

 Other

  In the normal course of business, the Company may be a party to certain lawsuits and administrative proceedings. Management cannot predict the ultimate outcome of any pending or threatened litigation or of actual or possible claims; however, management believes resulting liabilities, if any, will not have a material adverse impact upon the Company's financial position or results of operations.

(8) RELATED PARTY TRANSACTIONS

  In July 1996, the Company sold the building it occupies to a related party and subsequently leased a substantial portion of the building under the terms of a five-year lease agreement (see Note 7). The Company realized a gain on the sale of the property of approximately $160,000. This gain was deferred and is being amortized in proportion to the gross rental charges under the operating lease.

  The Company provides technical and administrative services to a corporation controlled by a related party. In connection with this arrangement $100,000, $50,000, $100,000 and $150,000 were recognized as management fee income (See
Note 12) for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1997, respectively.

(9) LAWSUIT SETTLEMENT

  In November 1995, the Company received $3,520,557 as its respective share of an inverse condemnation lawsuit settlement which is reported in the 1995 combined statement of operations.

(10) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS TO CREDIT RISK

 Off-Balance Sheet Risk

  The Company does not consider itself to have any material financial instruments with off-balance sheet risks.

              MILLER EXPLORATION COMPANY AND AFFILIATED ENTITIES

 Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to credit risk include cash on deposit with one financial institution in which these deposits exceed the Federally insured amount.

  The Company extends credit to various companies in the oil and gas industry in the normal course of business. Within this industry, certain concentrations of credit risk exist. The Company, in its role as operator of co-owned properties, assumes responsibility for payment to vendors for goods and services related to joint operations and extends credit to co-owners of these properties.

  This concentration of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact the Company's overall credit risk. The Company periodically monitors its customers' and co-owners' financial conditions.

(11) NON-CASH FINANCING ACTIVITIES

  During 1996, the Company transferred $1,000,000 of its outstanding note payable balance to a five-year term-loan, as more fully discussed in Note 6. This non-cash financing activity has been excluded from the combined statement of cash flows.

(12) OTHER OPERATING REVENUES

  The majority of the other operating revenues are reimbursements for general and administrative activities that the Company performs on behalf of other companies in the oil and gas industry. All other management fees that were earned for exploration and development activities have been credited to oil and gas property costs.

(13) SIGNIFICANT CUSTOMERS

  Revenues from certain customers accounted for more than 10% of total crude oil and natural gas sales as follows:

                                                 FOR THE YEAR
                                                    ENDED         FOR THE NINE
                                                 DECEMBER 31,     MONTHS ENDED
                                                ----------------  SEPTEMBER 30,
                                                1994  1995  1996      1997
                                                ----  ----  ----  -------------
                                                                   (UNAUDITED)
      Amerada Hess Corporation.................  29%   44%   51%        41%
      Muskegon Development Co. ................  51%   37%   24%        25%
      Dan A. Hughes Company ...................   4%    7%   19%        29%

(14) NEW ACCOUNTING STANDARDS

  In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," and SFAS No. 129, "Disclosure Information about Capital Structure," which are effective for the Company's year-end 1997 financial statements. In 1997, the FASB also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," each of which will require expanded disclosures effective for 1998. The Company does not expect the application of these statements to have a material effect on its financial position, liquidity or results of operations.

              MILLER EXPLORATION COMPANY AND AFFILIATED ENTITIES

(15) SUBSEQUENT EVENTS

  In November 1997, the Company filed a Registration Statement on Form S-1 with the SEC for an underwritten initial public offering (the "Offering") of shares of common stock.

  In November 1997, the Company signed into a Purchase and Sale Agreement (the "Agreement"), whereas, the Company will acquire interests in certain crude oil and natural gas producing properties and undeveloped properties from Amerada Hess Corporation ("AHC") for approximately $50.5 million, subject to adjustment. The acquisition is anticipated to close concurrent with the Company's Offering, subject to certain contingent stipulations in the Agreement. The acquisition is anticipated to be primarily financed with the use of proceeds from the Offering and with new bank borrowings.

  The Company made a $2.5 million down payment to AHC at the time of the signing of the Agreement. This down payment could be retained by AHC in the event this acquisition does not get completed. In association with the down payment, the Chairman of the Company loaned to MOC $2,500,000, pursuant to a promissory note which is payable on June 1, 1998. The loan is unsecured and subordinated to the notes payable and long-term debt described in Note 6. Interest accrues on the promissory note at the prime rate and is payable monthly. The Company anticipates that a portion of the proceeds from the Offering will be used to repay the loan.

  On November 17, 1997, the Company adopted the 1997 Stock Option Plan. The Board of Directors contemplates that the 1997 Stock Option Plan primarily will be used to grant stock options. However, the 1997 Stock Option Plan permits grants of restricted stock and tax benefit rights if determined to be desirable to advance the purposes of the 1997 Stock Option Plan. These stock options, restricted stock and tax benefit rights are collectively referred to as "Incentive Awards." Persons eligible to receive Incentive Awards under the 1997 Stock Option Plan are directors, corporate officers and other full-time employees of the Company and its subsidiaries. A maximum of 1,200,000 shares of Common Stock (subject to certain antidilution adjustments) will be available for Incentive Awards under the 1997 Stock Option Plan. None of the Incentive Awards are expected to be granted until the consummation of the Offering.

(16) SUPPLEMENTAL FINANCIAL INFORMATION ON OIL AND GAS EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES (UNAUDITED)

  The following information was prepared in accordance with the Supplemental Disclosure Requirements of SFAS No. 69, "Disclosures About Oil and Gas Producing Activities."

  Users of this information should be aware that the process of estimating quantities of "proved" and "proved developed" crude oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir also may change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

  Proved reserves represent estimated quantities of natural gas and crude oil that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made.

  Proved developed reserves are proved reserves expected to be recovered, through wells and equipment in place and under operating methods being utilized at the time the estimates were made.

  The following estimates of proved reserves and future net cash flows as of December 31, 1996 have been prepared by S.A. Holditch and Associates (as to Michigan reserves) and Miller and Lents, Ltd. (as to non-

              MILLER EXPLORATION COMPANY AND AFFILIATED ENTITIES

Michigan reserves), independent petroleum engineers. Estimates as of December 31, 1994 and 1995 have been prepared by the Company's petroleum engineers. All of the Company's reserves are located in the United States.

 Estimated Quantities of Proved Oil and Gas Reserves

  The following table sets forth the Company's net proved and proved developed reserves at December 31 for each of the three years in the period ended December 31, 1996, and the changes in the net proved reserves for each of the three years in the period then ended as estimated by the Company's petroleum engineers:

                                                                   TOTAL
                                                           ---------------------
                                                           OIL (MBBL) GAS (MMCF)
                                                           ---------- ----------
      Estimated Proved Reserves
        December 31, 1993.................................    184.3    18,738.8
          Revisions and other changes.....................    (44.1)      916.5
          Extensions and discoveries......................     91.0     4,013.2
          Production......................................    (39.5)   (1,228.4)
          Sales of reserves...............................      --     (3,982.0)
                                                             ------    --------
        December 31, 1994.................................    191.7    18,458.1
          Revisions and other changes.....................   (114.5)   (7,491.2)
          Extensions and discoveries......................    102.0     6,134.4
          Production......................................    (31.6)   (1,324.0)
          Sales of reserves...............................    (12.6)      (15.1)
                                                             ------    --------
        December 31, 1995.................................    135.0    15,762.2
          Revisions and other changes.....................     40.3     2,054.0
          Extensions and discoveries......................    514.9       553.7
          Purchase of reserves............................      --      1,016.1
          Production......................................    (46.5)   (2,030.0)
                                                             ------    --------
        December 31, 1996.................................    643.7    17,356.0
                                                             ======    ========
      Estimated Proved Developed Reserves
        December 31, 1994.................................    111.4    15,173.1
                                                             ======    ========
        December 31, 1995.................................     55.8    12,625.5
                                                             ======    ========
        December 31, 1996.................................    121.0    15,221.2
                                                             ======    ========

 Standardized Measure of Discounted Future Net Cash Flows Relating To Proved Oil and Gas Reserves

  The following information has been developed utilizing procedures prescribed by SFAS No. 69 and based on crude oil and natural gas reserve and production volumes estimated by the Company's petroleum engineers. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating the Company or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Company.

  The future cash flows presented below are based on sales prices and cost rates in existence as of the date of the projections. It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed and actual prices realized and costs incurred may vary significantly from those used.

  Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

              MILLER EXPLORATION COMPANY AND AFFILIATED ENTITIES

  The following table sets forth the Standardized Measure of Discounted Future Net Cash Flows from projected production of the Company's crude oil and natural gas reserves at December 31, 1994, 1995 and 1996:

                                                    1994      1995      1996
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
      Future revenues (a)........................ $ 44,878  $ 56,792  $ 74,300
      Future production costs (b)................  (19,266)  (18,278)  (21,326)
      Future development costs (b)...............     (387)   (1,711)   (4,348)
                                                  --------  --------  --------
      Future net cash flows......................   25,225    36,803    48,626
      Discount to present value at 10% annual
       rate......................................   (9,036)  (14,449)  (18,561)
                                                  --------  --------  --------
      Standardized measure of discounted future
       net cash flows (c)........................ $ 16,189  $ 22,354  $ 30,065
                                                  ========  ========  ========

--------
(a) Crude oil and natural gas revenues are based on year-end prices with adjustments for changes reflected in existing contracts. There is no consideration for future discoveries or risks associated with future production of proved reserves.
(b) Based on economic conditions at year-end. Does not include administrative, general or financing costs. Does not consider future changes in development or production costs.
(c) Does not include income taxes as the Company is not currently subject to federal income taxes. Had the Company been subject to federal income taxes, the pro forma Standardized Measure of Discounted Future Net Cash Flows at December 31, 1996 would have been $21,681.

 Changes in Standardized Measure of Discounted Future Net Cash Flows

  The following table sets forth the changes in the Standardized Measure of Discounted Future Net Cash Flows at December 31, 1994, 1995 and 1996:

                                                      1994      1995     1996
                                                     -------  --------  -------
                                                          (IN THOUSANDS)
      New discoveries............................... $ 4,427  $ 11,786  $ 6,318
      Purchase of reserves..........................     --        --     1,102
      Sales of reserves in place....................  (3,868)     (127)     --
      Revisions to reserves.........................    (684)  (16,759)   7,887
      Sales, net of production costs................  (2,285)   (2,685)  (5,592)
      Changes in prices.............................  (3,961)   27,251     (184)
      Accretion of discount.........................  (2,359)   (1,619)  (2,235)
      Changes in timing of production and other.....   1,662   (11,682)     415
                                                     -------  --------  -------
      Net change during the year.................... $(7,068) $  6,165  $ 7,711
                                                     =======  ========  =======

 Capitalized Cost Related to Oil and Gas Producing Activities

  The following table sets forth the capitalized costs relating to the Company's natural gas and crude oil producing activities at December 31, 1995 and 1996:

                                                               1995     1996
                                                             --------  -------
                                                              (IN THOUSANDS)
      Proved properties..................................... $ 23,666  $27,883
      Unproved properties...................................    1,453    2,811
                                                             --------  -------
                                                               25,119   30,694
      Less--Accumulated depreciation, depletion and
       amortization.........................................   (7,388)  (9,962)
                                                             --------  -------
                                                             $ 17,731  $20,732
                                                             ========  =======

              MILLER EXPLORATION COMPANY AND AFFILIATED ENTITIES

 Cost Incurred In Oil and Gas Producing Activities

  The acquisition, exploration and development costs disclosed in the following tables are in accordance with definitions in SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies."

  Acquisition costs include costs incurred to purchase, lease or otherwise acquire property.

  Exploration costs include exploration expenses, additions to exploration wells in progress and depreciation of support equipment used in exploration activities.

  Development costs include additions to production facilities and equipment, additions to development wells in progress and related facilities and depreciation of support equipment and related facilities used in development activities.

  The following table sets forth costs incurred related to the Company's oil and gas activities for the years ended December 31:

                                                            1994   1995  1996(A)
                                                           ------ ------ ------
                                                              (IN THOUSANDS)
      Property acquisition costs.......................... $  872 $1,123 $2,264
      Exploration costs...................................  2,003  2,130  2,340
      Development costs...................................  1,653  3,070  1,580
                                                           ------ ------ ------
        Total............................................. $4,528 $6,323 $6,184
                                                           ====== ====== ======

--------
(a) Includes $757 for the acquisition of proved producing properties.

 Results Of Operations From Oil and Gas Producing Activities

  The following table sets forth the Company's results of operations from oil and gas producing activities for the years ended December 31, 1994, 1995 and 1996. The results of operations below do not include general and administrative expenses, general taxes and interest expense.

                                                             1994   1995   1996
                                                            ------ ------ ------
                                                               (IN THOUSANDS)
      Operating Revenues--
        Natural gas........................................ $2,424 $2,747 $5,614
        Crude oil and condensate...........................    672    715  1,101
                                                            ------ ------ ------
          Total operating revenues.........................  3,096  3,462  6,715
                                                            ------ ------ ------
      Operating expenses--
        Lease operating expenses and production taxes......    811    777  1,123
        Depreciation, depletion and amortization...........  1,009  1,666  2,629
                                                            ------ ------ ------
          Total operating expenses.........................  1,820  2,443  3,752
                                                            ------ ------ ------
      Results of operations................................ $1,276 $1,019 $2,963
                                                            ====== ====== ======

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Miller Exploration Company:

  We have audited the accompanying historical statements of revenues and direct operating expenses of the Miller Exploration Company Acquired Properties identified in Note 1 ("Historical Summaries") for each of the three years in the period ended December 31, 1996. The Historical Summaries are the responsibility of Miller Exploration Company's management. Our responsibility is to express an opinion on the Historical Summaries based on our audits.

  We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summaries are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the Historical Summaries. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summaries. We believe that our audits provide a reasonable basis for our opinion.

  The accompanying Historical Summaries were prepared for the purpose of complying with the Securities and Exchange Commission's rules for inclusion in the Registration Statement on Form S-1 as described in Note 1 and is not intended to be a complete presentation of the Miller Exploration Company Acquired Properties' revenues and expenses.

  In our opinion, the Historical Summaries present fairly, in all material respects, the revenues and direct operating expenses of the Miller Exploration Company Acquired Properties for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Detroit, Michigan
November 26, 1997

                 MILLER EXPLORATION COMPANY ACQUIRED PROPERTIES

        HISTORICAL STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

                                           FOR THE YEAR     FOR THE NINE MONTHS
                                        ENDED DECEMBER 31,  ENDED SEPTEMBER 30,
                                        ------------------- -------------------
                                        1994  1995   1996     1996      1997
                                        ---- ------ ------- --------- ---------
                                                                (UNAUDITED)
                                                    (IN THOUSANDS)
REVENUES:
  Natural gas.......................... $ 4  $3,810 $15,232 $  11,269 $  11,357
  Crude oil and condensate.............  65   2,274   4,037     2,809     2,140
                                        ---  ------ ------- --------- ---------
Total revenues.........................  69   6,084  19,269    14,078    13,497
DIRECT OPERATING EXPENSES:
  Lease operating expenses and
   severance taxes.....................   7     388   1,153       746       664
                                        ---  ------ ------- --------- ---------
REVENUES IN EXCESS OF DIRECT OPERATING
 EXPENSES.............................. $62  $5,696 $18,116 $  13,332 $  12,833
                                        ===  ====== ======= ========= =========




        The accompanying notes are an integral part of these statements.

                MILLER EXPLORATION COMPANY ACQUIRED PROPERTIES

              NOTES TO HISTORICAL STATEMENTS OF REVENUES AND

                  DIRECT OPERATING EXPENSES--(CONTINUED)

(1) BASIS OF PRESENTATION

  The accompanying statements of revenues and direct operating expenses of the natural gas and oil producing properties represent the interests in certain producing properties currently owned by several unrelated investors and by the Amerada Hess Corporation ("AHC") (collectively, the "Acquired Properties"). The interests in the unrelated investors' properties are to be exchanged for shares of common stock of Miller Exploration Company (the "Company") concurrently with the Company's initial public offering. The interests in the AHC properties are to be acquired by the Company for $50.5 million, as part of a Purchase and Sale Agreement between the Company and AHC. All of these Acquired Properties will be part of the Company's Combination Transaction, as defined elsewhere in this Prospectus.

  The accompanying statements of revenues and direct operating expenses for each of the three years in the period ended December 31, 1996, and for the nine months ended September 30, 1996 and 1997 do not include general and administrative expenses, interest income or expense, a provision for depreciation, depletion and amortization or any provision for income taxes. This is because these types of indirect operating costs are not available for these properties as the properties have not been maintained as a separate pool or business. In addition, historical expenses are not necessarily indicative of the costs to be incurred by the Company since these Acquired Properties will be recorded using a new cost basis (under the purchase method of accounting).

  Historical financial information reflecting the financial position, results of operations and cash flows of the Acquired Properties are not presented because the entire acquisition cost will be assigned to the oil and gas property interests. Accordingly, the historical statements of revenues and direct operating expenses have been presented in lieu of the financial statements required under Rule 3-05 and Staff Accounting Bulletin No. 80 of the Securities and Exchange Commission Regulations S-X.

  The statements of revenues and direct operating expenses and related information for the nine months ended September 30, 1996 and 1997 included herein are unaudited and, in the opinion of management, reflect all adjustments (consisting of only recurring adjustments) necessary for a fair presentation of the revenues and direct operating expenses.

  The statements of revenues and direct operating expenses for the nine months ended September 30, 1996 and 1997 are not necessarily indicative of revenues and direct operating expenses for a full year. Additionally, all other information contained in these Notes, which occurred subsequent to December 31, 1996, is unaudited.

              MILLER EXPLORATION COMPANY ACQUIRED PROPERTIES

                NOTES TO HISTORICAL STATEMENTS OF REVENUES AND
                    DIRECT OPERATING EXPENSES--(CONTINUED)


(2) SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES

 Estimated Quantities of Proved Oil and Gas Reserves (Unaudited)

  Reserve information and future net cash flows as of December 31, 1996 are based on reports prepared by Miller and Lents, Ltd., independent petroleum engineers for the Company, using prices and costs in effect at December 31, 1996. Estimates as of December 31, 1994 and 1995 have been presented by the Company's petroleum engineers. All of the Company's reserves are located in the United States.

  Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. Below are the net quantities of proved reserves and proved developed reserves for the Acquired Properties.

                                                          OIL (MBBLS) GAS (MMCF)
                                                          ----------- ----------
      Proved reserves at January 1, 1994.................      0.6         24.6
      Extensions and discoveries.........................    156.1      9,325.9
      Revisions and other changes........................    369.1      3,627.8
      Production.........................................     (4.2)      (165.0)
                                                            ------     --------
      Proved reserves at December 31, 1994...............    521.6     12,813.3
      Extensions and discoveries.........................    814.4     35,467.1
      Revisions and other changes........................   (392.7)    (5,927.4)
      Production.........................................   (132.8)    (2,789.7)
                                                            ------     --------
      Proved reserves at December 31, 1995...............    810.5     39,563.3
      Extensions and discoveries.........................    173.8      1,640.7
      Revisions and other changes........................    (84.9)     4,156.3
      Production.........................................   (189.1)    (6,322.5)
                                                            ------     --------
      Proved reserves at December 31, 1996...............    710.3     39,037.8
                                                            ======     ========
      Proved developed reserves at December 31, 1994.....    321.9      3,100.1
                                                            ======     ========
      Proved developed reserves at December 31, 1995.....    693.7     29,996.3
                                                            ======     ========
      Proved developed reserves at December 31, 1996.....    413.6     22,268.7
                                                            ======     ========

                MILLER EXPLORATION COMPANY ACQUIRED PROPERTIES

                NOTES TO HISTORICAL STATEMENTS OF REVENUES AND
                    DIRECT OPERATING EXPENSES--(CONTINUED)


 Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Unaudited)

  The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" (Standardized Measure) is a disclosure requirement under SFAS No. 69. The Standardized Measure does not purport to present the fair market value of the proved oil and natural gas reserves. This would require consideration of expected future economic and operating conditions, which are not taken into account in calculating the Standardized Measure.

  Under the Standardized Measure, future cash inflows were estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash inflows were reduced by estimated future production and development costs based on year-end costs to determine pre-tax cash inflows. Future net cash inflows were discounted using a 10% annual discount rate to arrive at the Standardized Measure. The following Standardized Measure and changes in the Standardized Measure are based on the reserve estimates done at December 31, 1994, 1995 and 1996 on the basis of prices and costs at those respective dates.

  Set forth below is the Standardized Measure relating to proved oil and gas reserves at December 31, 1994, 1995 and 1996:

                                                     1994      1995      1996
                                                    -------  --------  --------
                                                         (IN THOUSANDS)
Future revenues (a)...............................  $33,076  $132,785  $141,946
Future production costs (b).......................   (4,096)  (19,874)  (23,164)
Future development costs (b)......................      (48)   (7,588)   (7,631)
                                                    -------  --------  --------
Future net cash flows.............................   28,932   105,323   111,151
Discount to present value at 10% annual rate......   (7,154)  (24,976)  (24,880)
                                                    -------  --------  --------
Standardized Measure of discounted future net cash
 flows (c)........................................  $21,778  $ 80,347  $ 86,271
                                                    =======  ========  ========

--------
(a) Crude oil and natural gas revenues are based on year-end prices with adjustments for changes reflected in existing contracts. There is no consideration for future discoveries or risks associated with future production of proved reserves.
(b) Based on economic conditions at year-end. Does not include administrative, general or financing costs. Does not consider future changes in development or production costs.
(c) Does not include income taxes as the Company is not currently subject to federal income taxes. Had the Company been subject to federal income taxes, the pro forma Standardized Measure at December 31, 1996 would have been $75,504.

 Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Unaudited)

  The following is an analysis of the changes in the Standardized Measure during 1994, 1995 and 1996:

                                                       1994     1995     1996
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
New discoveries...................................... $11,751  $34,965  $ 3,656
Revisions to reserves................................  16,100  (17,945)  12,315
Sales, net of production costs.......................     (62)  (5,696) (18,116)
Changes in prices....................................      (6)  21,400   (6,626)
Accretion of discount................................     (55)  (2,178)  (8,035)
Changes in timing and other..........................  (6,830)  28,023   22,730
                                                      -------  -------  -------
Net change during the year........................... $20,898  $58,569  $ 5,924
                                                      =======  =======  =======

                                                                 APPENDIX A

[LOGO OF S.A. HOLDITCH & ASSOCIATES APPEARS HERE]

[LETTERHEAD OF S.A. HOLDITCH & ASSOCIATES APPEARS HERE]


October 24, 1997

Miller Oil Corporation
3104 Logan Valley Road
Traverse City, MI 49685-0348

Attention: Mr. W.J. Baumgartner

Gentlemen:

  At the request of Miller Oil Corporation (Miller), S.A. Holditch & Associates, Inc. (Holditch) has prepared a reserve and economic evaluation of certain oil and gas interests in nineteen Antrim Shale gas projects as of September 30, 1997. The nineteen Antrim Shale projects evaluated are: Bass Lake, Big Bass Lake, Caulkins Lake, Dover, East Heart Lake, Emerald Lake, Gingell Lake, Heart Lake, Lower Chubb Lake, No Lake, Opal Lake, Perch Lake, Round Lake, Shupac Lake, State Chester 31, Sturgeon River, Traverse Lake, Viking Lake, and Mitchell Lake II. The results of this study are summarized in the table below.

                        ESTIMATED NET RESERVES & INCOME
                         CERTAIN OIL AND GAS INTERESTS
                                 EVALUATED FOR
                             MILLER OIL CORPORATION
                            AS OF SEPTEMBER 30, 1997

                                   PROVED
                                 PRODUCING
           REMAINING RESERVES     RESERVES
           ------------------    ----------
           Gas--MMscf             8,761.580

           INCOME DATA (M$)
           ----------------
           Future Net Revenue    31,055.610
           Deductions
             Severance Tax        1,667.384
             Operating Expense   11,425.430
             Investment              36.090
           Future Net Income     17,926.710
           Discounted FNI @ 10%   9,066.293

  Proved producing reserves and income data were determined in accordance with the definitions contained in the Securities and Exchange Commission Regulation S-X, Rule 4-10(A).

  The working interests were evaluated with the Internal Revenue Service
Section 29 Unconventional Fuel Tax Credit (Section 29 Tax Credit) where appropriate. The Section 29 Tax Credit was included in the economic analysis as if it were actual revenue and income to the particular interest being evaluated. We only show the actual tax credit which will be available to the interests if the owners of the interests can use it. The actual tax implications of the tax credit were not considered.

  Section 29 Tax Credit was included for the gas used for lease fuel on all projects except Mitchell Lake II. Miller gets 30% of the tax credit gas from the sales gas volume and 50% of the tax credit gas from the lease fuel volume. The lease fuel gas volume is included in the gross and net tax credit gas volumes shown in the report.

However, the lease fuel gas volume is not included in the gross and net gas production volume shown in the report.

  Section 29 Tax Credits are included where appropriate in the revenue and income values shown above.

RESERVE ESTIMATES

  Production data analysis methods were used to generate the performance of the Antrim Shale wells included in this report. Gas and water production data were evaluated for the nineteen Antrim Shale projects in Michigan. The primary tool used in our analysis was SHALEGAS(TM), a three-dimensional, two-phase, finite-difference reservoir simulation model developed by S.A. Holditch & Associates, Inc. SHALEGAS(TM) was created specifically to study unconventional, naturally fractured gas shales, such as the Antrim Shale in the Michigan basin, the Eastern Devonian Shales in the Appalachian basin, and the Barnett Shale in the Fort Worth basin.

  Basic formation properties, such as relative permeability, desorption isotherm, free gas porosity, and gas gravity, were used which Holditch had previously developed through evaluation of historical production data in the Michigan Antrim Shale play. Specific properties which were estimated for this evaluation included initial pressure, calculated based on the depth of the producing intervals; and net pay thickness, based on well log data; from wells within the projects analyzed and nearby offset projects. Other estimated average well properties, such as permeability, natural fracture spacing, porosity, and initial free gas saturation, were based on an analysis of production data from the projects.

  The actual production forecast and reserves estimates were shrunk to account for the removal of non-hydrocarbon gases, particularly CO/2/, from the well stream. The gas volumes shown in the economics summaries are plant sales volumes at 14.73 psi. The plant sales volumes have been shrunk for CO/2/ content. The produced volumes for all projects were shrunk for CO/2/ content from their present CO/2/ content to a 28% CO/2/ content over the 30 year life of the projected reserves. All gas production volumes presented on the economic summaries are estimated plant sales volumes.

  Reserve estimates are strictly technical judgments. The accuracy of any reserve estimate is a function of the quality of data available and of engineering and geological interpretations. The reserve estimates presented in this report are believed reasonable; however, they are estimates only and should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify their revision.

RESERVE CATEGORIES

  Reserve categories were assigned to the proved developed producing reserve category only. Proved reserves are divided into appropriate reserve status categories: developed and undeveloped. The reserve categories used in this report conform to the definitions contained in the Securities and Exchange Commission Regulation S-X, Rule 4-10(A). These definitions are presented in Exhibit No. 1.

ECONOMIC TERMS

  Net revenue (sales) is defined as the total proceeds from the sale of oil, condensate, and gas before any deductions. Net revenue (sales) also includes the Section 29 Tax Credit. Future net income (cashflow) is future net revenue less net lease operating expenses and state severance or production taxes. Future net income (cashflow) includes only those deductions for general and administrative expenses charged by the operator to each particular well on a monthly basis. No provisions for State or Federal income taxes are made in this evaluation. The present worth (discounted cashflow) at various discount rates is calculated monthly.

PRICES, EXPENSES, AND ESCALATION PARAMETERS

  All oil and gas product prices, expenses, and escalation parameters used in this report were supplied by Miller. Data from Miller were accepted as presented. A summary of the price, expense, and escalation parameters used is shown below.

    Gas--A gas price of $3.39 per MMBtu was used. The gas prices were held constant for the life of the project. Gas prices were not escalated.

    Oil--No oil price was used since no oil reserves were assigned in this report.

    Section 29 Tax Credit--A $1.026 per MMBtu Section 29 Tax Credit was used. The Section 29 Tax Credit was escalated 3% per year starting in 1997 until January 1, 2003, when the tax credit is scheduled to expire.

    Monthly Operating Costs--The initial monthly operating costs range from $402 per well per month to $1,439 per well per month. Monthly operating costs were held constant for the life of the project. Monthly operating costs were not escalated.

    Variable Operating Costs--The variable operating costs range from $0.105 to $0.977 per Mscf. The variable operating costs were held constant for the entire life of the project. The variable operating costs were not escalated. The variable operating costs are paid by the working interest owners and are calculated using the shrunk gas volume.

    Post Production Costs--The post production costs (PPC) net of the PPC credit range from $-0.29 per Mscf to $0.38 per Mscf. The PPC were held constant for the entire life of the project. The PPC were not escalated. The post production costs net of the PPC credit are paid by the working interest owners and are calculated using the shrunk gas volume.

    Capital Costs--Capital costs were included in this report at the estimated time of expenditure. Capital costs were held constant for the life of the project. Capital costs were not escalated.

    Severance Tax--The gas severance tax was adjusted for the variable operating costs. The Gross Gas Revenue was reduced by the variable operating costs before the 6% severance tax was applied.

OWNERSHIP

  The leasehold interests were supplied by Miller and were accepted as presented. No attempt was made by the undersigned to verify the title or ownership of the interests evaluated.

GENERAL

  All data used in this study were obtained from Miller, public industry information sources, or the non-confidential files of Holditch. A field inspection of the properties was not made in connection with the preparation of this report.

  The potential environmental liabilities attendant to ownership and/or operation of the properties have not been addressed in this report. Abandonment costs, clean-up costs, and possible salvage value of the equipment were not considered in this report.

  In evaluating the information at our disposal related to this report, we have excluded from our consideration all matters which require a legal or accounting interpretation or any interpretation other than those of an engineering or geological nature. In assessing the conclusions expressed in this report pertaining to all aspects of oil and gas evaluations, especially pertaining to reserve evaluations, there are uncertainties inherent in the interpretation of engineering data, and such conclusions represent only informed professional judgments.

  Data and worksheets used in the preparation of this evaluation will be maintained in our files in Pittsburgh and New Orleans and will be available for inspection by anyone having proper authorization by Miller.

  This report was prepared solely for the use of the party to whom it is addressed and any disclosure made by said party of this report and/or the contents thereof shall be solely the responsibility of said party, and shall in no way constitute any representation of any kind whatsoever of the undersigned with respect to the matters being addressed.

  We appreciate the opportunity to serve you and are available should you need further assistance in this matter.

                                          Very truly yours,

                                          S.A. Holditch & Associates, Inc.

                                          /s/  W. Denton Copeland, P.E.
                                          -----------------------------

                                          W. Denton Copeland, P.E.
                                          Vice President

                                 EXHIBIT NO. 1

                      SECURITIES AND EXCHANGE COMMISSION
                         REGULATION S-X, RULE 4-10 (A)

                             RESERVES DEFINITIONS

OIL AND GAS PRODUCING ACTIVITIES

  Such activities include (A) the search for crude oil, including condensate and natural gas liquids, or natural gas ("oil and gas") in their natural states and original locations; (B) the acquisition of property rights or properties for the purpose of further exploration and/or for the purpose of removing the oil or gas from existing reservoirs on those properties; and (C) the construction, drilling and production activities necessary to retrieve oil and gas from its natural reservoirs, and the acquisition, construction, installation, and maintenance of field gathering and storage systems-- including lifting the oil and gas to the surface and gathering, treating, field processing (as in the case of processing gas to extract liquid hydrocarbons) and field storage. For purposes of this section, the oil and gas production function shall normally be regarded as terminating at the outlet valve on the lease or field storage tank; if unusual physical or operational circumstances exist, it may be appropriate to regard the production functions as terminating at the first point at which oil, gas, or gas liquids are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal.

  Oil and gas producing activities do not include (A) the transporting, refining and marketing of oil and gas; (B) activities relating to the production of natural resources other than oil and gas; (C) the production of geothermal steam or the extraction of hydrocarbons as a by-product of the production of geothermal steam or associated geothermal resources as defined in the Geothermal Steam Act of 1970; and (D) the extraction of hydrocarbons from shale, tar sands, or coal.

  The SEC stated in a September 18, 1989 accounting bulletin "since coalbed methane gas can be recovered from coal in its natural state and location, it should be included in proved reserves, provided that it complies in all other respects with the SEC definitions of proved oil and gas reserves including the requirement that methane production be economical at current prices, costs (net of the tax credit) and existing operating conditions." We have also interpreted this bulletin to include shale gas.

PROVED OIL AND GAS RESERVES

  Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

  Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

  Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

  Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

PROVED DEVELOPED OIL AND GAS RESERVES

  Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

PROVED UNDEVELOPED RESERVES

  Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

                                                                     APPENDIX B

              [LOGO OF MILLER OIL CORPORATION APPEARS HERE]
                                                               December 4, 1997

Mr. Doug Bell
Miller Oil Corporation
3104 Logan Valley Road
Traverse City, Michigan 49684

                                            Re: Miller Oil Corporation
                                                Proved Reserves and Future Net
                                                Revenues
                                                As of September 30, 1997
                                                SEC Price Case
                                                MOC2 Revised Interests
                                                Amerada Hess Acquisition

Dear Mr. Bell:

  At your request, we estimated the proved oil, condensate, and natural gas reserves and projected the future net revenue from these reserves attributable to the net revised combined interests including the Amerada Hess acquisition interests (MOC2AH) in the Miller Oil Corporation properties as of September 30, 1997. The forecast of future net revenues is based on constant prices and costs. The results of our evaluation are as follows:

                            NET RESERVES         FUTURE NET REVENUE
                        -------------------- ---------------------------
                          OIL AND                          DISCOUNTED AT
                        CONDENSATE,   GAS,   UNDISCOUNTED, 10% PER YEAR,
    RESERVE CATEGORY      MBBLS.      MMCF        M$            M$
    ----------------    ----------- -------- ------------- -------------
   Proved Producing         334.8   18,555.5    51,736.1     41,905.9
   Proved Nonproducing       86.9    2,246.7     4,957.6      2,680.4
   Proved Undeveloped       752.3   16,814.5    43,692.2     33,831.6
                          -------   --------   ---------     --------
     Total Proved         1,174.0   37,616.7   100,385.9     78,417.9

  Proved reserves and future net revenue were determined in accordance with the definitions contained in the Securities and Exchange Commission Regulation S-X, Rule 4-10(a) as shown in the Appendix.

  Future net revenue is defined as the leasehold revenue attributable to the evaluated working interests less operating expenses, royalties, overhead charges, production and ad valorem taxes, and future capital expenditures. The effects of depreciation, depletion, or Federal Income Tax are not considered. For the forecast of future net revenue, the costs to abandon these properties were assumed to be equal to the salvage values. Therefore, neither capital costs to abandon nor salvage values for the production facilities or wells are included in the projections. Future costs of restoration of all properties evaluated herein to satisfy environmental standards are not deducted from the estimates of future net revenue as such estimates are beyond the scope of this assignment. Estimates of future net revenue and discounted future net revenue are not intended and should not be construed to represent fair market value for these properties.

  Proved reserves were based on decline curve analysis, material balance calculations, volumetric estimates, and analogous well performance. Reserve estimates from volumetric estimates and from analogy comparisons are often less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the reserves was produced. No provisions for the possible consequences of adjustments, if any, to projected volumes and future net revenue for the purposes of production balancing are included in this study.

  In conducting this evaluation, we relied upon production histories, accounting and cost data, and other engineering and geological data supplied by Miller Oil Corporation, various operators, and public information. We relied upon representations by Miller Oil Corporation of the ownership interests and have accepted them as presented with no independent verification of their accuracy as such is not with the scope of this report.

  The prices of the oil and condensate and natural gas for each property were provided by Miller Oil Corporation and were represented as those prices received for oil, condensate, and natural gas for September 1997. The gas prices were represented to be net of gathering, transportation, and basis adjustments. Adjustments to the gas price for Btu content were included in the forecast of future net revenues. Both the oil and gas prices were projected to remain constant for the life of each property.

  Operating expenses and capital expenditures were based on information provided by Miller Oil Corporation and were held constant for the life of the property.

  The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments based on accepted standards of professional investigation but are subject to those generally recognized uncertainties associated with interpretation of geological, geophysical, and engineering information. Government policies and market conditions different from those employed in this study may cause the total quantity of oil or gas to be recovered, actual production rates, prices received, or operating and capital costs to vary from those presented in this report.

  The details of this investigation are available in our office should you require additional information. Please call us if you have questions concerning this matter.

                                          Very truly yours,
                                          Miller and Lents, Ltd.


                                          By /s/ Larry M. Gring
                                            ---------------------------------
                                            Larry M. Gring
                                            Senior Vice President

LMG/psh
Enclosures

                          PROVED RESERVES DEFINITIONS             APPENDIX
                              IN ACCORDANCE WITH
               SECURITIES AND EXCHANGE COMMISSION REGULATION S-X

PROVED OIL AND GAS RESERVES

  Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements but not on escalations based upon future conditions.

  1. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and
     (b) the immediately adjoining portions not yet drilled but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

  2. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the proved classification when successful testing by a pilot project or the operation of an installed program in the reservoirs provides support for the engineering analysis on which the project or program was based.

  3. Estimates of proved reserves do not include the following:

    a. Oil that may become available from known reservoirs but is classified separately as indicated additional reserves.

    b. Crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors.

    c. Crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects.

    d. Crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite, and other such sources.

  Depending upon their status of development, proved reserves are subdivided into proved developed reserves and proved undeveloped reserves.

PROVED DEVELOPED OIL AND GAS RESERVES

  Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

PROVED UNDEVELOPED OIL AND GAS RESERVES

  Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER
TO BUY ANY SECURITIES TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   11
Use of Proceeds...........................................................   19
Dividend Policy...........................................................   19
Dilution..................................................................   20
Capitalization............................................................   21
Selected Historical Combined Financial and Operating Data.................   22
Selected Unaudited Pro Forma Combined Financial Data......................   24
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   28
Business and Properties...................................................   34
Management................................................................   49
Certain Transactions......................................................   59
Principal and Selling Stockholders........................................   62
Description of Capital Stock..............................................   64
Shares Eligible for Future Sale...........................................   69
Underwriting..............................................................   70
Legal Matters.............................................................   71
Experts...................................................................   72
Available Information.....................................................   72
Glossary of Certain Oil and Natural Gas Terms.............................   73
Index to Financial Statements.............................................  F-1
Engineers' Reports........................................................
 Report of S.A. Holditch & Associates.....................................  A-1
 Report of Miller and Lents, Ltd..........................................  B-1

                                ---------------

 UNTIL         , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE SHARES OF THE COMMON STOCK, WHETHER OR NOT PAR-TICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,100,000 SHARES

                 [LOGO OF MILLER OIL CORPORATION APPEARS HERE]

                            MILLER OIL CORPORATION


                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                            BEAR, STEARNS & CO. INC.

                        RAYMOND JAMES & ASSOCIATES, INC.

                                 STEPHENS INC.

                                         , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All the amounts shown are estimated except the Securities and Exchange Commission (the "SEC") registration fee, the National Association of Securities Dealers, Inc. (the "NASD") filing fee and the Nasdaq National Market listing fee.

      SEC registration fee.......................................... $   25,860
      NASD filing fee...............................................      9,125
      Nasdaq National Market listing application fee................     50,000
      Printing and engraving expenses...............................    130,000
      Legal fees and expenses.......................................    375,000
      Accounting fees and expenses..................................    300,000
      Blue sky fees and expenses (including counsel fees)...........      2,500
      Engineering fees and expenses.................................    100,000
      Miscellaneous.................................................      7,515
                                                                     ----------
          Total..................................................... $1,000,000
                                                                     ==========

--------
*To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law (the "Delaware Law") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify any person under such Section in connection with a proceeding by or in the right of the corporation to procure judgment in its favor, as provided in the preceding sentence, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action, except that no indemnification shall be made in respect thereof unless, and then only to the extent that, a court of competent jurisdiction shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. A Delaware corporation must indemnify a present or former director or officer of a corporation who was successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter in any proceeding, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. A Delaware corporation may pay for the expenses (including attorneys' fees) incurred by an officer or director in defending a proceeding in advance of the final disposition upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

  Section 102(b)(7) of the Delaware Law permits a corporation to provide in its certificate of incorporation that a director shall not be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit. Article XIII of the Registrant's Certificate of Incorporation eliminates the liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware Law. The Delaware Law permits the purchase of insurance on behalf of directors and officers against any liability asserted against directors and officers and incurred by such persons in such capacity, or arising out of their status as such, whether or not the corporation would have the power to indemnify directors and officers against such liability.

  Before or immediately after the consummation of the Offering, the Registrant intends to acquire officers' and directors' liability insurance for members of its Board of Directors and executive officers. In addition, before or immediately after the consummation of the Offering, the Registrant expects to enter into agreements to indemnify its directors and officers. A form of such indemnity agreement is filed as Exhibit 10.2 to this Registration Statement.

  At present, there is no pending litigation or other proceeding involving a director or officer of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

  Reference is made to the form of Underwriting Agreement, to be filed as
Exhibit 1.1 to this Registration Statement, that provides for indemnification of the directors and officers signing this Registration Statement and certain controlling persons of the Registrant against certain liabilities, including those arising under the Securities Act, in certain instances by the Underwriters.

  Articles XIII and XIV of the Registrant's Certificate of Incorporation and
Article VI of the Registrant's Bylaws provide for indemnification of directors and officers to the fullest extent permitted by Section 145 of the Delaware Law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In connection with its formation, on November 14, 1997 the Registrant issued 100 shares of Common Stock to Kelly E. Miller as sole trustee of the Kelly E. Miller Trust. The Registrant issued such shares to Mr. Miller upon his payment of $100 in a transaction exempt under Section 4(2) of the Securities Act. The Registrant entered into the Exchange and Combination Agreement effective November 12, 1997 (the "Combination Agreement") with the following persons, who are certain trusts for the benefit of Mr. Miller and members of his family, certain affiliated oil and gas exploration companies, and certain oil and gas exploration companies who are business partners and investors with the Registrant's predecessor, Miller Oil Corporation ("MOC"):

Kelly E. Miller Trust        Gilbert Brueckner         Eagle Investments, Inc.
Sue E. Bell Trust            C&H Exploration, LLC      Eagle International, Inc.
David A. Miller Trust        Ken Foote                 SASI Minerals Company
Daniel R. Miller Trust       L.H. Hardy                Dan A. Hughes, Jr.
KEM Annuity Trust            Dennis LeJeune            Miller and Miller, Inc.
SEB Annuity Trust            O.O. Investments, Inc.    Frontier Investments, Inc.
DRM Annuity Trust            Albert Stevens            Double Diamond Enterprises, Inc.
DAM Annuity Trust            Giorgio Vozza             Oak Shores Investment, Inc.
                             Niblick Exploration, LLC

  The assets being contributed to the Registrant under the Combination Agreement include the capital stock of MOC and interests in oil and gas properties in which MOC also has an interest. In exchange for these assets, the foregoing persons will receive a number of shares of Common Stock of the Registrant proportionate to the value of their ownership interests in the assets calculated on the basis of the initial public offering price of the

Common Stock. The percentage interest of each person's interest in the assets being contributed is established in the Combination Agreement. For purposes of this Registration Statement, the Registrant has estimated that the aggregate number of shares to be issued to the contributing persons will be 6,930,000 shares.

  The transaction contemplated by the Combination Agreement is subject to the consummation of the Offering and certain other conditions. A copy of the Combination Agreement is attached to this Registration Statement as Exhibit 2.1.

  The shares of Common Stock to be issued in connection with the Combination Transaction have been offered and sold by the Registrant without registration, in reliance upon the exemption from registration made available under Section 4(2) of the Securities Act and Rules 501-503 and 506-508 of Regulation D promulgated thereunder. On December 1, 1997, the Registrant filed with the SEC a Form D with respect to the exempt offering, in accordance with the requirements of Rule 503.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS

     EXHIBIT NO.                        DESCRIPTION
     -----------                        -----------
      1.1        Form of Underwriting Agreement among the Registrant, the
                 Selling Stockholders and the Underwriters*
      2.1        Exchange and Combination Agreement dated November 12,
                 1997
      2.2(a)     Letter Agreement amending Exchange and Combination
                 Agreement
      2.2(b)     Letter Agreement amending Exchange and Combination
                 Agreement
      2.2(c)     Letter Agreement amending Exchange and Combination
                 Agreement
      2.3        Agreement for Purchase and Sale dated November 25, 1997
                 between Amerada Hess Corporation and Miller Oil
                 Corporation
      2.3(b)     First Amendment to Agreement for Purchase and Sale dated
                 January 7, 1998*
      3.1        Certificate of Incorporation of the Registrant
      3.2        Bylaws of the Registrant
      4.1        Certificate of Incorporation. See Exhibit 3.1.
      4.2        Bylaws. See Exhibit 3.2.
      4.3        Form of Specimen Stock Certificate
      5.1        Form of Opinion of Warner Norcross & Judd LLP (including
                 the consent of such firm) as to the validity of the
                 securities being offered. Executed opinion to be filed
                 by amendment.
     10.1        Stock Option and Restricted Stock Plan of 1997+
     10.2        Form of Director and Officer Indemnity Agreement
     10.3        Form of Employment Agreement for Kelly E. Miller,
                 William J. Baumgartner, Lew P. Murray and Charles A.
                 Morrison*+
     10.4        Lease Agreement between Miller Oil Corporation and C.E.
                 and Betty Miller, dated July 24, 1996
     10.5(a)     Business Loan Agreement between First of America Bank-
                 Michigan and Miller Oil Corporation dated September 10,
                 1996
     10.5(b)(i)  Mortgage, Security Agreement and Assignment between
                 First of America Bank-Michigan and Miller Oil
                 Corporation dated May 1, 1995
     10.5(b)(ii) Mortgage, Security Agreement and Assignment between
                 First of America Bank-Michigan and Miller Oil
                 Corporation dated September 10, 1996

     EXHIBIT
     NO.                               DESCRIPTION
     -------                           -----------
     10.5(c)   $5,000,000 Promissory Note of Miller Oil Corporation
               payable to First of America Bank-Michigan dated September
               10, 1996, with amendment
     10.5(d)   $1,000,000 Promissory Note of Miller Oil Corporation
               payable to First of America Bank-Michigan dated September
               10, 1996
     10.5(e)   $500,000 Promissory Note of Miller Oil Corporation payable to First of America Bank-Michigan dated March 21, 1997,
               with amendment
     10.5(f)   Subordination Agreement among First of America Bank-
               Michigan, Miller Oil Corporation, Kelly E. Miller, David
               A. Miller, Daniel R. Miller and Sue Ellen Bell dated
               October 6, 1995
     10.5(g)   $500,000 Promissory Note of Miller Oil Corporation payable to First of America-Michigan dated November 17, 1997
     10.6      Letter Agreement dated November 10, 1997, between Miller
               Oil Corporation and C.E. Miller, regarding sale of certain assets
     10.7      Amended Service Agreement dated January 1, 1997, between
               Miller Oil Corporation and Eagle Investments, Inc.
     10.8      Form of Registration Rights Agreement (included as Exhibit
               E to Exhibit 2.1)
     10.9      Consulting Agreement dated June 1, 1996 between Miller Oil
               Corporation and Frank M. Burke, Jr., with amendment
     10.10     $2,500,000 Promissory Note dated November 26, 1997 between
               Miller Oil Corporation and the C.E. Miller Trust
     11.1      Computation of Earnings per Share*
     21.1      Subsidiaries of the Registrant
     23.1      Consent of Warner Norcross & Judd LLP (included in Exhibit
               5.1)
     23.2      Consent of Arthur Andersen LLP*
     23.3      Consent of S.A. Holditch & Associates*
     23.4      Consent of Miller and Lents, Ltd.*
     23.5      Consents of Director Nominees*
     24.1      Limited Power of Attorney
     27.1      Financial Data Schedule

--------

*  Filed herewith.

+  Management contract or compensatory plan or arrangement.

  Except as noted, all exhibits have been previously filed.

  (b) FINANCIAL STATEMENT SCHEDULES

    All schedules are omitted because they are inapplicable or the requested information is shown in the financial statements or related notes.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes: (i) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; (ii) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (iii) to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Traverse City, State of Michigan, on January 9, 1998.

                                          Miller Exploration Company
                                           (Registrant)

                                          By   /s/ William J. Baumgartner
                                            ------------------------------------
                                                  William J. Baumgartner
                                             Vice President--Finance and Chief
                                                     Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
         /s/ C. E. Miller*           Chairman of the Board and      January 9, 1998
------------------------------------  Director
            C. E. Miller

        /s/ Kelly E. Miller*         President, Chief Executive     January 9, 1998
------------------------------------  Officer and Director
          Kelly E. Miller             (Principal Executive
                                      Officer)

     /s/ William J. Baumgartner      Vice President-Finance,        January 9, 1998
------------------------------------  Chief Financial Officer and
       William J. Baumgartner         Director (Principal
                                      Financial Officer)

*By  /s/ William J. Baumgartner
   ---------------------------------
    William J. Baumgartner
       Attorney-in-Fact

                                 EXHIBIT INDEX

  (a) EXHIBITS

     EXHIBIT NO.                        DESCRIPTION
     -----------                        -----------
      1.1        Form of Underwriting Agreement among the Registrant, the
                 Selling Stockholders and the Underwriters*
      2.1        Exchange and Combination Agreement dated November 12,
                 1997
      2.2(a)     Letter Agreement amending Exchange and Combination
                 Agreement
      2.2(b)     Letter Agreement amending Exchange and Combination
                 Agreement
      2.2(c)     Letter Agreement amending Exchange and Combination
                 Agreement
      2.3        Agreement for Purchase and Sale dated November 25, 1997
                 between Amerada Hess Corporation and Miller Oil Corpora-
                 tion
      2.3(b)     First Amendment to Agreement for Purchase and Sale dated
                 January 7, 1997*
      3.1        Certificate of Incorporation of the Registrant
      3.2        Bylaws of the Registrant
      4.1        Certificate of Incorporation. See Exhibit 3.1.
      4.2        Bylaws. See Exhibit 3.2.
      4.3        Form of Specimen Stock Certificate
      5.1        Form of Opinion of Warner Norcross & Judd LLP (including
                 the consent of such firm) as to the validity of the se-
                 curities being offered. Executed opinion to be filed by
                 amendment.
     10.1        Stock Option and Restricted Stock Plan of 1997+
     10.2        Form of Director and Officer Indemnity Agreement
     10.3        Form of Employment Agreement for Kelly E. Miller, Wil-
                 liam J. Baumgartner, Lew P. Murray and Charles A. Morri-
                 son*+
     10.4        Lease Agreement between Miller Oil Corporation and C.E.
                 and Betty Miller, dated July 24, 1996
     10.5(a)     Business Loan Agreement between First of America Bank-
                 Michigan and Miller Oil Corporation dated September 10,
                 1996
     10.5(b)(i)  Mortgage, Security Agreement and Assignment between
                 First of America Bank-Michigan and Miller Oil Corpora-
                 tion dated May 1, 1995
     10.5(b)(ii) Mortgage, Security Agreement and Assignment between
                 First of America Bank-Michigan and Miller Oil Corpora-
                 tion dated September 10, 1996
     10.5(c)     $5,000,000 Promissory Note of Miller Oil Corporation
                 payable to First of America Bank-Michigan dated Septem-
                 ber 10, 1996, with amendment
     10.5(d)     $1,000,000 Promissory Note of Miller Oil Corporation
                 payable to First of America Bank-Michigan dated Septem-
                 ber 10, 1996
     10.5(e)     $500,000 Promissory Note of Miller Oil Corporation pay-
                 able to First of America Bank-Michigan dated March 21,
                 1997, with amendment
     10.5(f)     Subordination Agreement among First of America Bank-
                 Michigan, Miller Oil Corporation, Kelly E. Miller, David
                 A. Miller, Daniel R. Miller and Sue Ellen Bell dated Oc-
                 tober 6, 1995
     10.5(g)     $500,000 Promissory Note of Miller Oil Corporation pay-
                 able to First of America-Michigan dated November 17,
                 1997
     10.6        Letter Agreement dated November 10, 1997, between Miller
                 Oil Corporation and C.E. Miller, regarding sale of cer-
                 tain assets

     EXHIBIT
     NO.                               DESCRIPTION
     -------                           -----------
     10.7      Amended Service Agreement dated January 1, 1997, between
               Miller Oil Corporation and Eagle Investments, Inc.
     10.8      Form of Registration Rights Agreement (included as Exhibit
               E to Exhibit 2.1)
     10.9      Consulting Agreement dated June 1, 1996 between Miller Oil
               Corporation and Frank M. Burke, Jr., with amendment
     10.10     $2,500,000 Promissory Note dated November 26, 1997 between
               Miller Oil Corporation and the C.E. Miller Trust
     11.1      Computation of Earnings per Share*
     21.1      Subsidiaries of the Registrant
     23.1      Consent of Warner Norcross & Judd LLP (included in Exhibit
               5.1)
     23.2      Consent of Arthur Andersen LLP*
     23.3      Consent of S.A. Holditch & Associates*
     23.4      Consent of Miller and Lents, Ltd.*
     23.5      Consents of Director Nominees*
     24.1      Limited Power of Attorney
     27.1      Financial Data Schedule

--------

*  Filed herewith.

+  Management contract or compensatory plan or arrangement.

  Except as noted, all exhibits have been previously filed.